2025 Annual Report

$7.0B1 in committed and awarded projects. Granite is America’s Infrastructure Company™. Incorporated since 1922, Granite (NYSE:GVA) is one of the largest diversified, vertically integrated civil contractors and materials producers in the United States. Granite’s Code of Conduct and strong Core Values guide the company and its employees to uphold the highest ethical standards. Granite is an industry leader in safety and an award-winning firm in quality and sustainability. #1 Highways #3 Domestic Heavy Contractors #4 Sanitary and Storm Sewers Granite’s 2025 Engineering News-Record Magazine Top Contractors Sourcebook Rankings 1 As of year-end 2025.

#4 Transportation #5 Dams and Reservoirs GRANITE 2025 ANNUAL REPORT 1

Granite is positioned to achieve top and bottom-line growth. Robust public and private markets, disciplined project selection and execution, and strategic M&A opportunities position Granite to achieve 2027 financial targets. Granite has an expanding network of construction and materials businesses organized in home markets across the United States serving both the public and private markets. Across our footprint, our expertise allows us to provide infrastructure solutions in a variety of markets as a diversified civil contractor and leading materials provider. As America's Infrastructure Company, Granite is well-positioned to capitalize on the funding provided by the generational investment in America's infrastructure from the Infrastructure Investment and Jobs Act or IIJA. Highways and Roads Airports Bridges Commercial Site Development Dams and Canals Federal Mining Pavement Preservation Rail Renewables Tunneling Water and Wastewater Aggregate Asphalt Concrete Recycled Materials Market Opportunities ■ Construction ■ Materials 2

3 GRANITE 2025 ANNUAL REPORT ■ Home Markets  ■ Where We Work  ● Materials: Aggregate  ● Materials: Asphalt ● Materials: Aggregate/Asphalt ▲ Materials: Aggregate Yard 2022 2025 Expanding Our Footprint

Why invest in Granite? Organic revenue growth driven by the federal infrastructure bill Public and private market environment supporting numerous opportunities for sustainable growth for years to come Transformed Committed and Awarded Projects (CAP) portfolio supporting higher construction segment gross profit margins Strengthened Materials segment delivering increased profitability from targeted investments M&A is a driver for growth by strengthening and expanding our footprint Strong cash generation and liquidity providing flexibility to maximize shareholder return 4 Investment in the Materials segment is fueling growth and profitability.

GRANITE 2025 ANNUAL REPORT







$1,177
2025
$916
2024
$786
2023
$697
$592
$769
$493
$592
$517
$480
$324
$293

Total Product Line Revenue[1]

Dollars in millions

- Materials: Aggregate
- Materials: Asphalt
- Total Materials Segment Revenue


33.1
2025
27.8
2024
26.1
2023
8.5
7.5
6.4
24.6
20.3
19.7

Sales in Tons

In millions


$202
2025
26%
CGPM
$127
2024
$65
$98
2023
21%
CGPM
$137
19%
CGPM[2]
$45
17.8%
GPM
$27
$82
$71
13.8%
GPM
13.8%
GPM

Total Materials Segment Cash Gross Profit[3]

Dollars in millions

- Gross Profit
- Depreciation, Depletion, and Amortization



[1] For additional information, see "Non-GAAP Financial Information" in this 2025 Annual Report.

[2] Cash Gross Profit Margin

[3] Cash gross profit and cash gross profit margin are non-GAAP financial measures. For additional information, see "Non-GAAP Financial Information" in this 2025 Annual Report.

5

6 In 2025, Granite achieved excellent financial results by staying disciplined in the projects we pursue, investing in our vertically integrated Materials business, and expanding our footprint through targeted, margin-accretive acquisitions. These actions are strengthening Granite’s earnings power, improving the predictability of our results, and positioning the company for sustained long-term value creation. Granite has a long history of success when we focus on our core strengths: operating in our home markets, leveraging our vertically integrated model, and relying on the best employees in the industry to deliver high quality projects safely, on time, and on budget. When we leverage these strengths, we are at our best. Building upon this foundation, Granite ended 2025 with the strongest project portfolio in our history, along with a transformed Materials platform and a balance sheet that provides flexibility to invest for the future. The Right Projects We remain highly selective in the projects we bid, emphasizing best value and high-quality bid-build opportunities in our home markets. This disciplined approach, combined with a favorable funding environment, allowed us to grow our Committed and Awarded Projects (CAP) to a record level at the end of 2025. Our focus on portfolio quality and risk balance has driven meaningful improvement in our Construction segment margins while also supporting organic revenue growth across our footprint. Best-value projects continue to play an increasingly important role in our portfolio. These projects emphasize experience, collaboration, and risk mitigation—areas where Granite has consistently demonstrated strength. By engaging earlier in the design process and working closely with owners, we are better able to manage risk, reduce disputes, and deliver complex projects efficiently. The increase in best-value projects has been a key driver of our consistent margin expansion, and we expect our experience in this type of project delivery to remain a competitive advantage for Granite as more states adopt collaborative procurement methods. With record level, high-quality CAP and a robust public and private bidding environment across our markets, we believe Granite is well-positioned to continue delivering predictable growth and improving profitability in alignment with our 2027 financial targets. Our successful strategy is creating significant opportunity.

7 GRANITE 2025 ANNUAL REPORT Investing in Materials Our Materials business is a key differentiator in the markets we serve. Over the past several years, Granite has made disciplined investments through both acquisitions and capital expenditures to expand reserves, improve plant performance, and increase efficiency. In 2025, we continued to achieve strong returns on these investments. Our Materials segment delivered significant top-line and bottom-line growth. This growth was supported by improved pricing, productivity initiatives, and an operational structure that allows our teams to better allocate resources, drive efficiencies, and leverage Granite’s vertically integrated model. Strategic acquisitions, including the addition of Warren Paving, significantly expanded our Materials footprint and long-life reserves, strengthening the foundation for sustained margin expansion. With increased emphasis on pulling tons through our plants in support of our Construction operations, the Materials business is enhancing both profitability and cash generation across the company. We expect to continue investing in the Materials segment as we build on the momentum we have established. Entering and Expanding in Attractive Markets Granite has historically grown through the acquisition of materials-led, vertically-integrated businesses, and we remain committed to this disciplined approach. In 2025, we completed three margin-accretive acquisitions that expanded and strengthened our presence in attractive growth markets, particularly in the Southeast and in key western home markets. We expect to continue growing our Materials platform as we work to expand our distribution network with additional aggregate yards or with the acquisition of strategic assets that would enhance both scale and margin profile. We continue to see a robust pipeline of opportunities and intend to remain selective in our acquisition pursuits, focusing on businesses with strong management teams, cultural alignment, and immediate financial contribution. Our acquisition strategy is designed to both deepen our existing geographic footprints and selectively expand into new geographies where we see long-term demand and strategic fit. Positioned for Long-Term Value Creation Our decisions are intentional and aligned with a clear strategy: grow revenue organically and through acquisitions, expand margins, and generate strong, consistent cash flow. In 2025, Granite delivered meaningful improvement Kyle T. Larkin (left) President and Chief Executive Officer Michael F. McNally Board Chair

8 across these metrics, supported by strong execution, favorable market conditions, and a higher quality portfolio. With record CAP, a transformed Materials business, and a strong balance sheet, we believe Granite is well-positioned to continue executing toward our long-term financial targets. Federal, state, and local investment in infrastructure remains supportive, and we see significant opportunities across both public and private markets. As America’s Infrastructure Company™, Granite plays a critical role in delivering the projects that support mobility, water, power, and other essential services that improve quality of life. We are proud of the work our teams perform every day and confident in Granite’s ability to create durable value for shareholders. Thank you for your continued interest in Granite and trust in our leadership. There is much to be excited about, and we remain focused on disciplined execution as we move forward. As America’s Infrastructure Company™, Granite plays a critical role in delivering the projects that support mobility, water, power, and other essential services that improve quality of life. We are proud of the work our teams perform every day and confident in Granite’s ability to create durable value for shareholders. Thank you for your continued interest in Granite and trust in our leadership. There is much to be excited about, and we remain focused on disciplined execution as we move forward. Kyle T. Larkin President and Chief Executive Officer Michael F. McNally Board Chair FY 2025 FY 2023 FY 2024 11.9% 10.0% Net Income and Adjusted EBITDA Margin1 ■ Net Income Margin ■  Adjusted EBITDA Margin1 8.0% 1.2% 3.2% 4.4% Note: See "Disclosure Regarding Forward-Looking Statements" in this 2025 Annual Report. 1 Adjusted EBITDA margin is a non-GAAP financial measure. The company does not provide a reconciliation of forward-looking adjusted EBITDA margin or the most directly comparable forward-looking GAAP measure of net income attributable to Granite Construction Incorporated because the company cannot predict with a reasonable degree of certainty and without unreasonable efforts certain components or excluded items that are inherently uncertain and depend on various factors. For these reasons, the company is unable to assess the potential significance of the unavailable information. For additional information and reconciliations of prior period adjusted EBITDA margin, see "Non-GAAP Financial Information" in this 2025 Annual Report. 2027 Targets 6%-8% Organic Revenue CAGR (From 2024 to 2027) 12.5%-14.5% Adjusted EBITDA Margin1 9.5%-11.5% Operating Cash Flow Margin

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K Q  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR £  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____ Commission file number 1-12911 Granite Construction Incorporated (Exact name of registrant as specified in its charter) Delaware 77-0239383 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification Number)     585 West Beach Street   Watsonville, California 95076 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (831) 724-1011 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, $0.01 par value GVA New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ý No  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  No ý Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ý No  Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ý No  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ý Accelerated filer  Non-accelerated filer  Smaller reporting company  Emerging growth company  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ý If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes  No ý The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $4.1 billion as of June 30, 2025, based upon the price at which the registrant’s common stock was last sold as reported on the New York Stock Exchange on such date. At February 6, 2026, 43,503,673 shares of common stock, par value $0.01, of the registrant were outstanding. DOCUMENTS INCORPORATED BY REFERENCE Certain information called for by Part III is incorporated by reference to the definitive Proxy Statement for the 2026 Annual Meeting of Shareholders of Granite Construction Incorporated, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2025.

INDEX Disclosure Regarding Forward-Looking Statements 1 PART I Item 1. Business 2 Item 1A. Risk Factors 11 Item 1B. Unresolved Staff Comments 22 Item 1C. Cybersecurity 23 Item 2. Properties 24 Item 3. Legal Proceedings 28 Item 4. Mine Safety Disclosures 28 PART II Item 5.  Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 29 Item 6. [Reserved] 31 Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations 31 Item 7A.  Quantitative And Qualitative Disclosures About Market Risk 41 Item 8. Financial Statements And Supplementary Data 42 Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 43 Item 9A. Controls And Procedures 43 Item 9B. Other Information 44 Item 9C.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 44 PART III Item 10.  Directors, Executive Officers And Corporate Governance 45 Item 11. Executive Compensation 45 Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 45 Item 13.  Certain Relationships and Related Transactions, and Director Independence 45 Item 14. Principal Accounting Fees and Services 45 PART IV Item 15. Exhibits and Financial Statement Schedules 46 EXHIBIT 21 EXHIBIT 23.1 EXHIBIT 31.1 EXHIBIT 31.2 EXHIBIT 32 EXHIBIT 95 EXHIBIT 101.INS EXHIBIT 101.SCH EXHIBIT 101.CAL EXHIBIT 101.DEF EXHIBIT 101.LAB EXHIBIT 101.PRE EXHIBIT 104

2025 Annual Report 1 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS From time to time, Granite makes certain comments and disclosures in reports and statements, including in this Annual Report on Form 10-K, and its officers or directors make statements that are not based on historical facts, including statements regarding future events, occurrences, circumstances, opportunities, activities, performance, outlook, outcomes, targets, guidance, capital expenditures, committed and awarded projects, results and strategic actions, that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as “future,” “outlook,” “assumes,” “believes,” “expects,” “estimates,” “anticipates,” “intends,” “plans,” “appears,” “may,” “will,” “should,” “could,” “would,” “continue,” “target,” and the negatives thereof or other comparable terminology or by the context in which they are made. In addition, other written or oral statements that constitute forward-looking statements have been made and may in the future be made by or on behalf of Granite. These forward-looking statements are based on management’s current beliefs, assumptions and estimates. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our business, financial condition, results of operations, cash flows and liquidity. Such risks and uncertainties include, but are not limited to, those more specifically described in this report under “Item 1A. Risk Factors.” Due to the inherent risks and uncertainties associated with our forward-looking statements, the reader is cautioned not to place undue reliance on them. The reader is also cautioned that the forward-looking statements contained herein speak only as of the date of this Annual Report on Form 10-K, and, except as required by law, we undertake no obligation to revise or update any forward-looking statements for any reason.

2 Granite Construction Incorporated PART I Item 1. Business Introduction Granite Construction Company was incorporated in 1922. In 1990, Granite Construction Incorporated was formed as the holding company for Granite Construction Company and its wholly-owned and consolidated subsidiaries and was incorporated in Delaware. Unless otherwise indicated, the terms “we,” “us,” “our,” “Company” and “Granite” refer to Granite Construction Incorporated and its wholly-owned and consolidated subsidiaries. We deliver infrastructure solutions for public and private clients primarily in the United States. We are one of the largest diversified, vertically integrated civil contractors and construction materials producers in the United States. Within the public sector, we primarily concentrate on infrastructure projects, including the construction of streets, roads, highways, mass transit facilities, airport infrastructure, bridges, dams, power-related facilities, utilities, tunnels, water well drilling and other infrastructure-related projects. Within the private sector, we perform various services such as site preparation, mining services and infrastructure services for commercial and industrial sites, railways, residential development, energy development, as well as provide construction management professional services. We own and lease aggregate reserves, and we own processing plants that are vertically integrated into our construction operations. We also produce construction materials for sale to third parties. We have vertically integrated operations across Alaska, Arizona, California, Kentucky, Louisiana, Mississippi, Nevada, Oregon, Tennessee, Utah and Washington in addition to regional civil construction home markets in the Midwest, Florida and Texas. Our Construction segment also operates national businesses within the Tunnel division and the Federal division, which performs civil construction across the continental United States and Guam, the Industrial & Energy division, which primarily focuses on commercial solar construction projects, and the Layne division, which performs water well drilling, rehabilitation services and mineral exploration services. Operating Structure Our reportable segments are the same as our operating segments and correspond with how our chief operating decision maker, or decision-making group (our “CODM”), regularly reviews financial information to allocate resources and assess performance. We previously identified our CODM as our Chief Executive Officer (“CEO”) and our Chief Operating Officer (“COO”). Following our COO’s retirement on July 4, 2025, our CEO assumed sole responsibility as the CODM. Our reportable segments are: Construction and Materials. The Construction segment focuses on construction and rehabilitation of roads, pavement preservation, bridges, rail lines, airports, marine ports, dams, reservoirs, aqueducts, infrastructure and site development for use by the general public and water-related construction for municipal agencies, commercial water suppliers, industrial facilities and energy companies. It also provides construction of various complex projects including infrastructure and site development, mining, public safety, tunnel, solar, battery storage and other power-related projects. The Materials segment focuses on production and delivery of aggregates, asphalt concrete, liquid asphalt and recycled materials for internal use in our construction projects and for sale to third parties. See Note 21 of “Notes to the Consolidated Financial Statements” for additional information about our reportable segments. Customers Customers in our Construction segment are predominantly in the public sector and include certain federal agencies, state departments of transportation, local transit authorities, county and city public works departments, school districts and developers, utilities and private owners of industrial, commercial and residential sites. Customers of our Materials segment include internal usage by our own construction projects, as well as third-party customers. Our third-party Materials segment customers include, but are not limited to, contractors, landscapers, manufacturers of products requiring aggregate materials, retailers, homeowners, farmers and brokers. The majority of our customers are located in the United States. During the years ended December 31, 2025, 2024 and 2023, our largest volume customer, including both prime and subcontractor arrangements, was the California Department of Transportation (“Caltrans”). Revenue recognized from contracts with Caltrans during the years ended December 31, 2025, 2024 and 2023 represented $446.6 million (10.1% of total revenue), $567.6 million (14.2% of total revenue) and $458.2 million (13.1% of total revenue), respectively, which was primarily in the Construction segment. Other than Caltrans, none of our customers, including both prime and subcontractor arrangements, had revenue that individually exceeded 10% of total revenue during the years ended December 31, 2025, 2024 or 2023.

2025 Annual Report 3 Business Strategy As America’s Infrastructure Company(TM), Granite satisfies society’s needs for mobility, power, water and other essential services that sustain living conditions and improve quality of life. Across our footprint of regional offices, we provide horizontal civil infrastructure construction services and construction materials products to a diverse base of public, industrial and commercial clients. These clients benefit from our home market strategy which includes local relationships, market intelligence and the resources and expertise of one of the oldest and most respected U.S. contractors and materials producers. Local market knowledge, relationships, and project management expertise, supported by the financial strength of a publicly traded company with a strong balance sheet, provide a sustainable competitive advantage. By diversifying our revenue channels across geographies and clients, and by taking measured risks within our construction capabilities, we simultaneously grow our business and mitigate risk. Supported by proven operating processes, functional support systems and financial governance processes, our growing network of regional businesses focus on local market conditions, client relationships, employee development, workforce capabilities and investment opportunities to drive growth and efficiency within their home markets. Additionally, the following continue to be key objectives in our strategic plan: Selective Bidding We focus our resources on bidding jobs that meet our bidding criteria, which include analyzing the risk of a potential job relative to: (1) available personnel to estimate and prepare the proposal as well as to effectively manage and build the project; (2) project procurement methodology; (3) the competitive environment; (4) our experience with the type of work and the owner; (5) local resources and partnerships; (6) equipment resources; and (7) the size, duration, complexity and expected profitability of the job. Risk-Balanced Growth We intend to grow our business by strategically adding to our client base within our current geographic markets and expanding into new geographic areas both organically and through acquisitions. Growth opportunities are evaluated relative to their incremental impact to the execution risk and profitability profile of our operating portfolio. Vertical Integration We own and lease aggregate reserves and own processing plants that are vertically integrated into our construction operations. By ensuring the availability of these resources through strategic expansion and providing quality products, we believe we have a competitive advantage in many of our markets, as well as a source of revenue and earnings from the sale of construction materials to third parties. We also look for additional vertical integration opportunities that complement our existing construction and materials businesses. In 2025, we continued to strengthen and expand our vertically integrated home markets with acquisitions of Slats Lucas, LLC and Warren Paving, Inc. (collectively, “Warren Paving”), a vertically-integrated asphalt contractor and aggregate producer with operations along the Gulf Coast and Mississippi River; Papich Construction Company, Inc. (“Papich Construction”), a provider of construction services and materials in California’s Central Coast and Central Valley regions; and Cinderlite Trucking Corporation (“Cinderlite”), a construction materials, landscape supply and transportation company in Carson City, Nevada. Diversification To mitigate the risks inherent in the construction business as the result of general economic factors, we pursue projects: (1) in both the public and private sectors; (2) in diverse end markets such as federal, rail, power and water; (3) for a wide range of clients from the federal government to small municipalities and from large corporations to small private customers; (4) in diverse geographic markets; (5) with procurement methods that include construction management/general contractor (“CM/GC”), construction management at-risk (“CMAR”), progressive design-build, bid-build and design-build; (6) that are executed according to a fixed price, time and materials, cost reimbursable and fixed unit price; and (7) of various size, duration and complexity. Performance-Based Incentives Our incentive compensation plans align with the key objectives outlined in our strategic plan. Managers are incentivized with cash compensation and equity awards payable upon the attainment of pre-established annual financial and non-financial metrics. Code of Conduct and Core Values We strive to maintain high ethical standards through an established Code of Conduct and a company-wide compliance program, while always being guided by our core values which are integrity, safety, excellence, sustainability and inclusion.

4 Granite Construction Incorporated Human Capital Resources Employees We believe our employees are our most valuable resource and are the primary factor in the successful implementation of our business strategies. Significant resources are employed to attract, develop and retain extraordinary talent and optimize each employee’s capabilities. Our focus on an inclusive work environment, talent development, talent acquisition, and succession planning has allowed us to build a bench of talented employees. Our managerial and supervisory personnel have an average tenure of 12 years with Granite, which demonstrates our workforce’s strong dedication to, and great pride in, our company. On December 31, 2025, we employed approximately 2,500 salaried employees who work in project, functional and business unit management, estimating and administrative capacities, plus approximately 3,300 hourly employees. These totals do not include employees of unconsolidated joint ventures. The total number of hourly personnel fluctuates with the volume of work in progress and is seasonal. During 2025, the number of hourly employees ranged from approximately 2,500 to 5,200. The majority of both our salaried and hourly personnel were located in the United States during 2025. As of December 31, 2025, four of our wholly- owned subsidiaries were parties to craft collective bargaining agreements in many areas in which they operate (see Note 16 of the “Notes to the Consolidated Financial Statements”). Health and Safety Employee safety is our greatest priority and safety is ultimately about people, not statistics. Safety is one of our core values and we strive to continuously improve our safety program to better protect our people. We instill our culture of safety through relationship- based safety training, shared knowledge, and engagement at every level of our organization. A core part of our mission will always be to provide a safe and healthy work environment for all our employees. Culture and Performance Our culture and performance are underpinned by our core values, including an unwavering commitment to inclusion. We have established an employee-led community that welcomes our entire employee population and is designed to foster a sense of belonging and engagement by offering forums and events that support professional development and personal interests. We strive to achieve a workforce, including leadership, that is reflective of the communities in which we operate. In an effort to do so, we broadened our pool of potentially qualified applicants by increasing the number of colleges and universities that we recruit from and worked to identify and address any impediments to employment that may exist. In 2025, we employed 243 interns from 95 colleges and universities. We remain fully committed to fairness and nondiscrimination in our employment practices by ensuring that employment and promotion decisions are based purely on merit and without consideration of race, gender or other protected characteristics. Employee Development and Training The development of our employees is critical to our success and a key factor in our ability to attract and retain talent. Our people are the foundation of our success, and we encourage every employee to actively participate in their own career growth and development. We offer a wide variety of training opportunities to ensure our employees are supplementing their on-the-job learning with in-person and online courses needed to promote performance and growth. In 2025, our employees completed over 35,000 training courses and more than 200 employees, ranging from emerging leaders to senior leaders, graduated from our multi-level leadership development program. We have a robust talent and succession planning process and have established specialized programs to accelerate the development of our talent pipeline for critical roles in general management, engineering and project management. On an annual basis, we conduct succession planning reviews with senior leaders, focusing on our high performing and high potential talent and succession for critical roles. Employee Engagement We routinely engage independent third parties to conduct cultural and employee engagement surveys. These include corporate culture assessments, as well as real-time feedback on employee engagement and well-being, which includes physical, emotional, social and financial health.

2025 Annual Report 5 Compensation and Benefits Our compensation programs are designed to align the compensation of our employees with our financial and safety performance and their individual performance to provide proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances guaranteed base pay with incentive compensation opportunities. We also periodically conduct pay analyses to support our commitment to legally-compliant pay practices for similar job functions. Additionally, all employees are eligible for health insurance, physical, mental and financial wellness programs, paid and unpaid leave, a retirement plan, life insurance and disability/accident coverage. We also offer a variety of voluntary benefits that allow employees to select the options that meet their needs. Sustainability Sustainability is one of our core values and we are committed to contributing to the development of a more sustainable future. We are a participating member of the United Nations Global Compact. Our sustainability objectives encompass corporate social responsibility, environmental stewardship, dependable governance and the creation of enduring economic value. We envision Granite as the leading provider of sustainable infrastructure solutions, differentiated by our pursuit of social, environmental and financial excellence. To attain our objectives, we have a Sustainability department that develops, coordinates and communicates our initiatives across the Company. Our Board of Directors oversees our sustainability program, including how we manage sustainability-related risks in conjunction with our overall Enterprise Risk Management process. We utilize the Global Reporting Initiative and Sustainability Accounting Standards Board standards as frameworks to support performance, tracking and reporting, and responsible business behavior. For climate-related issues, we also utilize the recommendations from the Task Force on Climate-related Financial Disclosures. Within these frameworks, we have selected industry-specific metrics that align with stakeholder expectations and reflect the impact areas most relevant to our business. We publish annual Sustainability Reports, which update stakeholders on our performance. Our annual sustainability reports, along with additional information about our sustainability program, can be found on our website at https://www.graniteconstruction.com/company/building-better-future-today. The information on our website and Granite’s Sustainability Report are not incorporated into, and are not part of, this report. Committed and Awarded Projects Committed and Awarded Projects (“CAP”) consists of two components: (1) unearned revenue and (2) other awards. Unearned revenue includes the revenue we expect to record in the future on executed contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. We generally include a project in unearned revenue at the time a contract is awarded, the contract has been executed and to the extent we believe funding is probable. Contract options and task orders are included in unearned revenue when exercised or issued, respectively. Certain government contracts where funding is appropriated on a periodic basis are included in unearned revenue at the time of the award when it is probable the contract value will be funded and executed. Other awards include the general construction portion of CM/GC contracts and awarded contracts with unexercised contract options or unissued task orders. The general construction portion of CM/GC contracts are included in other awards to the extent contract execution and funding is probable. Contracts with unexercised contract options or unissued task orders are also included in other awards to the extent option exercise or task order issuance is probable, respectively. All CAP is in the Construction segment. Substantially all of the contracts in CAP may be canceled or modified at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past (see “Contract Provisions and Subcontracting” below). Many projects are added to CAP and completed within the same fiscal year and, therefore, may not be reflected in our beginning or year-end CAP. Our CAP was $7.0 billion and $5.3 billion as of December 31, 2025 and 2024, respectively. Approximately $3.0 billion of the December 31, 2025 unearned revenue is expected to be completed during 2026.

6 Granite Construction Incorporated Competition and Market Trends In both our Construction and Materials segments, we have competitors within the individual markets and geographic areas in which we operate, ranging from small, local companies to larger regional, national and international companies. Although the construction business is highly competitive, there are few, if any, companies which compete in all of our market areas. The degree and type of competition is influenced by the type and scope of construction projects within the individual markets. One of our significant competitive advantages is that we own and lease aggregate reserves and own processing plants that are vertically integrated into our construction operations. The construction materials produced by our Materials segment are used in nearly all types of public and private construction. Significant barriers to entry exist in many markets due to stringent zoning and permitting regulations. Factors influencing competitiveness in both of our segments include price, knowledge of local markets and conditions, financial strength, reputation for quality, aggregate materials availability and machinery and equipment. Factors that also influence competitiveness in our Construction segment are estimating abilities and project management. Many of our Construction segment competitors have the ability to perform work in either the private or public sectors. When opportunities for work in one sector are reduced, competitors tend to look for opportunities in the other sector. This migration has the potential to reduce revenue growth and/or increase pressure on gross profit margins. Capital requirements have not historically had a significant impact on our ability to compete in the marketplace. However, because smaller projects within our Construction segment have not historically required large amounts of capital, the entry by companies possessing acceptable qualifications into this market may be relatively easy. By contrast, larger projects typically require larger amounts of capital that may make entry into the market by future competitors more difficult. Also, aggregate mining and asphalt production require significant capital investment to purchase and maintain the necessary property and equipment which presents a significant barrier to entry into the construction materials market. See “Current Economic Environment and Outlook” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information on current market trends. Government Regulations Our business is impacted by environmental, health and safety, government procurement, anti-bribery and other government regulations and requirements. Below is a summary of some of the significant regulations that impact our business. Environmental Our operations are subject to various federal, state, local and foreign laws and regulations relating to the environment, including those relating to: (i) the discharge of materials into the air, such as equipment-related emissions and crystalline silica dust at our aggregate processing facilities; (ii) the discharge of materials into water and land; (iii) the handling and disposal of solid and hazardous waste; (iv) the handling of underground storage tanks; and (v) the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. We continually evaluate whether we must take additional steps at our locations to ensure compliance with environmental laws and whether we can operate in a more sustainable manner. While compliance with applicable regulatory requirements has not materially adversely affected our operations in the past, there can be no assurance that these requirements will not change, and that compliance will not adversely affect our operations in the future. Government Procurement Approximately 70% of our Construction Segment revenue in 2025 was derived from contracts funded by federal, state and local government agencies and authorities. Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Our operations are subject to various statutes and certain executive orders, as well as the rules and regulations promulgated by the Occupational Safety and Health Administration and the Mine Safety and Health Administration. In addition, certain of our contracts with government agencies may contain minimum Disadvantaged Business Enterprise (“DBE”) participation clauses.

2025 Annual Report 7 These laws and regulations affect how we transact business and, in some instances, impose additional costs on our business operations, which may adversely affect our business, results of operations and financial condition. As further described in “Item 1A. Risk Factors,” violation of specific laws and regulations could lead to fines, contract termination, debarment of contractors and/or suspension of future contracts. Our government customers can also terminate, renegotiate or modify any of their contracts with us at their convenience. Anti-corruption and Bribery We are subject to the Foreign Corrupt Practices Act (“FCPA”). The FCPA prohibits U.S. and other business entities from making improper payments to foreign government officials, political parties or political party officials. We are also subject to the applicable anti-corruption laws in the jurisdictions in which we operate, thus potentially exposing us to liability and potential penalties in multiple jurisdictions. The anti-corruption provisions of the FCPA are enforced by the Department of Justice while other state or federal agencies may seek recourse against us for issues related to the FCPA. In addition, the Securities and Exchange Commission (“SEC”) requires strict compliance with certain accounting and internal control standards set forth under the FCPA. Failure to comply with the FCPA and other laws can expose us and/or individual employees to potentially severe criminal and civil penalties. Such penalties may have a material adverse effect on our business, results of operations and financial condition. We devote resources to the development, maintenance, communication and enforcement of our Code of Conduct, our anti- bribery compliance policies, our internal control processes and compliance-related policies. We strive to conduct timely internal investigations of potential violations and take appropriate action depending upon the outcome of the investigation. Contract Provisions and Subcontracting Contracts with our customers are primarily “fixed unit price” or “fixed price.” Under fixed unit price contracts, we are committed to providing materials or services at fixed unit prices (for example, dollars per cubic yard of concrete placed or cubic yard of earth excavated). The percentage of fixed unit price contracts in our unearned revenue was 56.9% and 59.1% at December 31, 2025 and 2024, respectively. While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the expected unit cost in the bid, whether due to inflation, tariffs, inefficiency, incorrect estimates or assumptions or other factors, is borne by us unless otherwise provided in the contract. Fixed price contracts are priced on a lump-sum basis under which we bear the risk that we may not be able to perform the work for the specified contract amount and any increase in our cost over budget, whether due to inflation, tariffs, inefficiency, incorrect estimates or assumptions or other factors, will reduce our profit on the project. The percentage of fixed price contracts in our unearned revenue was 34.6% and 33.2% at December 31, 2025 and 2024, respectively. All other contract types represented 8.5% and 7.7% of our unearned revenue at December 31, 2025 and 2024, respectively. Within our Construction segment, we utilize several methods of project delivery including, but not limited to, bid-build, design- build, CM/GC, CMAR and progressive design-build. Unlike traditional bid-build projects where owners first hire a design firm or design a project themselves and then put the project out to bid for construction, the design portion of design-build projects is typically only partially complete when going out to bid. This project delivery method expedites the bidding process for the owner and provides the owner with a single point of responsibility and a single contact for both final design and construction. Under the CM/GC and CMAR delivery methods, we contract with owners to assist during the design phase of the contract with construction efficiencies and risk mitigation, with the understanding that we will negotiate a contract on the construction phase when the collective design nears completion. The progressive design-build delivery method is similar to CM/GC and CMAR; however, we are responsible for the design of the project and will subcontract with a design firm, with the understanding that we will negotiate a contract that includes both the design and construction prices when the collective design nears completion. Our construction contracts are primarily obtained through competitive bidding in response to solicitations by both public agencies and private parties and on a negotiated basis as a result of solicitations from private parties. Project owners use a variety of methods to make contractors aware of new projects, including posting bidding opportunities on agency websites, disclosing long-term infrastructure plans, advertising and other general solicitations. Our bidding activity is affected by such factors as the nature and volume of advertising and other solicitations, current CAP, available personnel, current utilization of equipment and other resources and competitive considerations. Our contract review process includes identifying risks and opportunities during the bidding process and managing these risks through mitigation efforts such as contract negotiation, bid/no bid decisions, insurance and pricing. Contracts fitting certain criteria of size, duration and complexity are reviewed by various levels of management and, in some cases, by our Board of Directors or a committee thereof. Bidding activity, CAP and revenue resulting from the award of new contracts may vary significantly from period to period.

8 Granite Construction Incorporated There are a number of factors that can create variability in contract performance as compared to the original bid. Such factors can positively or negatively impact costs and profitability and can create additional liability to the contractor. The most significant of these include: • changes in costs of labor and/or materials; • subcontractor costs, availability and/or performance issues; • extended overhead and other costs due to owner, weather and other delays; • changes in productivity expectations; • changes from original design on design-build projects; • our ability to fully and promptly recover on affirmative claims and back charges for additional contract costs; • a change in the availability and proximity of equipment and materials; • complexity in original design; • length of time to complete the project; • the availability and skill level of workers in the geographic location of the project; • site conditions that differ from those assumed in the original bid; • costs associated with scope changes; and • the customer’s ability to properly administer the contract. The ability to realize improvements on project profitability at times is more limited than the risk of lower profitability. For example, design-build contracts carry additional risks such as those associated with design errors and estimating quantities and prices before the project design is completed. We manage this additional risk by including contingencies in our bid amounts, obtaining errors and omissions insurance and obtaining indemnifications from our design consultants where possible. However, there is no guarantee that these risk management strategies will be successful. Most of our contracts, including those with the government, provide for termination at the convenience of the contract owner, with provisions to pay us for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past. Many of our contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met, and these amounts could be significant. We act as prime contractor on most of our construction projects. We complete the majority of our projects with our own resources and subcontract specialized activities such as electrical and mechanical work. As prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we may be subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. Based on our analysis of their construction and financial capabilities, among other criteria, we may require the subcontractor to furnish a bond or other type of security to guarantee their performance and/or we retain payments, or some portion thereof, in accordance with contract terms until their performance is complete. DBE regulations may require us to use our good faith efforts to subcontract a specified portion of contract work done for governmental agencies to certain types of disadvantaged contractors or suppliers. As with all of our subcontractors, some may not be able to obtain surety bonds or other types of performance security. Joint Ventures We participate in various construction joint ventures with other construction companies of which we are a partner or limited member (“joint ventures”) typically for large, technically complex projects, including design-build projects, where it is necessary or desirable to share expertise, risk and resources. Joint venture partners typically provide independently prepared estimates, shared equipment, and often bring local knowledge and expertise. Generally, each construction joint venture is formed as a partnership or limited liability company to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides all administrative, accounting and most of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in certain of our current joint venture projects and the non-sponsoring partner in others. In alignment with our strategic plan and project bidding criteria, when entering into new joint venture agreements, we generally insist on being the sponsoring partner.

2025 Annual Report 9 We consolidate joint ventures if we determine that, through our participation, we have a variable interest and are the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. If we have determined that we are not the primary beneficiary of a joint venture but do exercise significant influence, we account for our share of the operations of unconsolidated construction joint ventures on a pro rata basis in revenue and cost of revenue in the consolidated statements of operations. We record the corresponding investment balance in equity in construction joint ventures in the consolidated balance sheets provided, however, when a project is in a loss position, the investment balance is recorded as a deficit in unconsolidated construction joint ventures and is included in accrued expenses and other current liabilities in the consolidated balance sheets. We account for non-construction unconsolidated joint ventures under the equity method of accounting in accordance with ASC Topic 323, Investments - Equity Method and Joint Ventures and include our share of the operations in equity in income of affiliates in the consolidated statements of operations and in investment in affiliates in the consolidated balance sheets. We also participate in “line-item” joint venture agreements under which each partner is responsible for performing certain discrete items of the total scope of contracted work. The revenue for each line-item joint venture partners’ discrete items of work is defined in the contract with the project owner and each joint venture partner bears the profitability risk associated only with its own work. There is not a single set of books and records for a line-item joint venture. Each partner accounts for its items of work individually as it would for any self-performed contract. We account for our portion of these contracts as revenue and cost of revenue in the consolidated statements of operations and in relevant balances in the consolidated balance sheets. The agreements with our partner(s) for both construction joint ventures and line-item joint ventures define each partner’s management role and financial responsibility in the project. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contracts are limited to our stated percentage interest in the project. However, due to the joint and several nature of the performance obligations under the related owner contracts, if any of the partners fail to perform, we and the remaining partners, if any, would be responsible for performance of the outstanding work (i.e., we provide a performance guarantee). We estimate our liability for performance guarantees for our unconsolidated and line-item joint ventures using estimated partner bond rates, which are Level 2 inputs, and include them in accrued expenses and other current liabilities with a corresponding increase in equity in construction joint ventures in the consolidated balance sheets. We reassess our liability when and if changes in circumstances occur. The liability and corresponding asset are removed from the consolidated balance sheets upon completion and customer acceptance of the project. Circumstances that could lead to a loss under these agreements beyond our stated ownership interest include the failure of a partner to contribute additional funds to the venture in the event the project incurs a loss or additional costs that we could incur should a partner fail to provide the services and resources that it had committed to provide in the agreement. We are not able to estimate amounts that may be required beyond the remaining cost of the work to be performed. These costs could be offset by billings to the customer or by proceeds from our partners’ corporate and/or other guarantees. At December 31, 2025, there was $46.4 million of remaining contract value on unconsolidated construction joint venture contracts, of which $15.9 million represented our share and is included in our CAP and the remaining $30.5 million represented our partners’ share. See Note 9 of “Notes to the Consolidated Financial Statements” for more information. Insurance and Bonding We maintain insurance coverage and limits consistent with industry practice and in alignment with our overall risk management strategy. Policies include general and excess liability, property, pollution, professional, cybersecurity, executive risk, workers’ compensation and employer’s liability. Further, our policies are placed with insurers that we believe are financially stable, often in a layered or quota share arrangement which reduces the likelihood of an interruption or impact to operations. In connection with our business, we generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain public and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our CAP that we have currently bonded and their current underwriting standards, which may change from time to time. The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. When the surety market capacity shrinks, it results in higher premiums and increased difficulty obtaining bonding, in particular for larger, more complex, multi-year projects throughout the market. To help mitigate this risk, we employ a co-surety structure involving three sureties. Although we do not believe that fluctuations in surety market capacity have affected our ability to grow our business, there is no assurance that it will not significantly affect our ability to obtain new contracts in the future (see “Item 1A. Risk Factors”).

Raw Materials

We purchase raw materials, including but not limited to, aggregate products, cement, diesel and gasoline fuel, liquid asphalt, natural gas, propane, resin and steel from numerous sources. Our owned and leased aggregate reserves supply a portion of the raw materials needed in our construction projects. The price and availability of raw materials may vary from year to year due to market conditions and production capacities.

Equipment

Our portfolio of equipment includes aggregate processing equipment, backhoes, barges, bulldozers, cranes, excavators, drilling rigs, loaders, motor graders, pavers, rock crushing and screening equipment, rollers, scrapers, trucks, and tunnel boring machines. We pool certain equipment to maximize utilization. We continually monitor and adjust our fleet size so that it is consistent with the size of our business, considering both existing and expected future work. We lease or rent equipment to supplement our portfolio of equipment in response to operational activity cycles.

Seasonality

Our operations are typically affected more by weather conditions during the first and fourth quarters of our fiscal year which may alter our construction schedules and can create variability in our revenues, profitability and the required number of employees.

Website

Our website address is www.graniteconstruction.com. On our website we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. From time to time, we may use our website as a distribution channel for material company information. The information on our website is not incorporated into, and is not part of, this report. These reports, and any amendments to them, are also available on the SEC's website, www.sec.gov.

Information About Executive Officers

Information regarding our executive officers as of February 1, 2026 is set forth below.

Name	Age	Position
Kyle T. Larkin	54	President and Chief Executive Officer
Staci M. Woolsey	49	Executive Vice President and Chief Financial Officer
Brian A. Dowd	62	Senior Vice President, Construction
Bradly J. Estes	47	Senior Vice President, Construction Materials
Michael G. Tatusko	61	Senior Vice President, Construction
Bradley J. Williams	65	Senior Vice President, Construction

Mr. Larkin joined Granite in 1996 and has served as President since September 2020 and as Chief Executive Officer since June 2021. He also served as Executive Vice President and Chief Operating Officer from February 2020 to September 2020, Senior Vice President and Manager of Construction and Materials Operations from 2019 to 2020, Senior Vice President and Group Manager from 2017 to 2019, Vice President and Regional Manager in Nevada from 2014 to 2017 and President of Granite's wholly-owned subsidiary, Intermountain Slurry Seal, Inc. from 2011 to 2014. He served as Manager of Construction at the Reno area office from 2008 to 2011, Chief Estimator from 2004 to 2008 and Project Manager, Project Engineer and Estimator at Granite's Nevada Branch between 1996 and 2003. Mr. Larkin has also served as a director of our Board of Directors since June 2021 and has a term expiring at the 2026 annual meeting. Mr. Larkin holds a B.S. in Construction Management from California Polytechnic State University, San Luis Obispo and an M.B.A. from the University of Massachusetts, Amherst.

Ms. Woolsey joined Granite in June 2021 and has served as Executive Vice President and Chief Financial Officer since September 2024. Ms. Woolsey also served as Chief Accounting Officer from January 2022 to September 2024 and served in a non-officer role with accounting responsibilities upon joining the Company. Prior to joining the Company, Ms. Woolsey was the Vice President and Corporate Controller from December 2018 to August 2020 and Vice President, Corporate Controller and Chief Accounting Officer from August 2020 to June 2021 of MDC Holdings, Inc. From February 2016 to December 2018, Ms. Woolsey was the Vice President and Controller of the Energy, Infrastructure and Industrial Construction division of AECOM. Ms. Woolsey received a B.S. degree in Accounting from the University of Idaho and is a Certified Public Accountant.

10 | Granite Construction Incorporated

2025 Annual Report 11 Mr. Dowd joined Granite in 1986 and has served as Senior Vice President, Construction since January 2024. He also served as Senior Vice President and California Group Manager from January 2021 to January 2024, Vice President and Regional Manager in Nevada from October 2017 to December 2020 and Vice President and Large Projects Business Development Manager from 2013 to 2017. He served as California Group Business Development Manager from 2012 to 2013, Sacramento Valley Region Manager from 2007 to 2012, Vice President and Director of Human Resources from 2005 to 2007, Director of Employee Development from 2000 to 2005, San Diego Area Manager from 1994 to 2000, and Project Manager, Estimator and Project Engineer at Granite’s Indio and Sacramento Branches between 1986 and 1994. Mr. Dowd holds a B.S. in Civil Engineering from the University of California, Berkeley and is a Registered Engineer in the states of California and Nevada. Mr. Estes joined Granite in 2003 and has served as Senior Vice President, Construction Materials since June 2023, as Vice President of Construction Materials from January 2018 to June 2023, as Group Materials Manager from January 2017 to December 2017, as Materials Manager in Washington from January 2012 to December 2016, as Plants Manager in Washington from November 2008 to December 2011, as Portable Plant Manager in Northern California from June 2005 to October 2008, and as Branch Division Plant Engineer from June 2003 to May 2005. Mr. Estes holds a B.S.degree in Mining Engineering from Montana Technological University. Mr. Tatusko joined Granite in 1991 and has served as Senior Vice President, Construction since January 2024. He also served as Senior Vice President and Group Manager from January 2020 to January 2024, Vice President and Valley Region Manager from 2014 to 2019, Northern California Area Manager from 2012 to 2014, Design Build Project Executive from 2010 to 2012, Group Construction Manager from 2007 to 2010, Arizona Operations Manager from 2005 to 2007, Arizona Construction Manager from 2001 to 2005, Plants Manager from 1999 to 2001, Estimator/Project Manager from 1995 to 1999 and Project Engineer from 1993 to 1995. Prior to joining Granite, he was employed at Oldcastle Tilcon from 1984 to 1991. Mr. Tatusko received a Construction Management degree from Southern Maine Tech. Mr. Williams joined Granite in 1987 and has served as Senior Vice President, Construction since January 2024. He also served as Senior Vice President and Group Manager from June 2022 to January 2024, Regional Vice President from January 2015 to June 2022, as Large Project Executive from 2010 to 2015, as Operations Manager in Southern California from 2009 to 2010, as Manager of Construction in Southern California from 2007 to 2009, as Construction Manager in Sacramento from 2000 to 2007, as Senior Project Manager in Utah from 1998 to 2000, as Environmental Construction Manager in California from 1994 to 1998, as Estimator/Project Manager in Santa Barbara from 1989 to 1994, and as Large Project Engineer from 1987 to 1989. Mr. Williams holds a B.S. in Civil Engineering from Ohio Northern University. Item 1A. Risk Factors Set forth below and elsewhere in this report and in other documents we file with the SEC are various risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise adversely affect our business. RISKS RELATED TO OUR BUSINESS • Unfavorable economic conditions may have an adverse impact on our business. Volatility in the global financial system, deterioration in general economic activity, inflation, rising or high interest rates, tariffs, supply chain issues, wars or other geopolitical tensions, other political, social or economic uncertainties, and fiscal, monetary and other policies that federal, state and local governments may enact, including infrastructure spending or deficit reduction measures, may have an adverse impact on our business, financial position, results of operations, cash flows and liquidity. In particular, low tax revenues, budget deficits, financing constraints, including timing of long-term federal, state and local funding releases, and competing priorities could negatively impact the ability of government agencies to fund existing or new infrastructure projects in the public sector. These factors could have a material adverse effect on the financial market and economic conditions in the United States as well as throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our strategy. • We work in a highly competitive marketplace. We have multiple competitors in all the areas in which we work, and some of our competitors are larger than we are and may have greater resources than we do. Government funding for public works projects is limited, contributing to competition. An increase in competition may result in a decrease in new awards, a decrease in profit margins, or both. In addition, should downturns in residential and commercial construction activity occur, the competition for available public sector work would intensify, which could impact our revenue, CAP and profit margins.

12 Granite Construction Incorporated • Fixed price and fixed unit price contracts subject us to the risk of increased project cost. As more fully described in “Contract Provisions and Subcontracting” under “Item 1. Business,” the profitability of our fixed price and fixed unit price contracts can be adversely affected by a number of factors, including, among others, inflation, tariffs, inefficiency and incorrect estimates or assumptions, that can cause our actual costs to materially exceed the costs estimated at the time of our original bid. This could result in reduced profits or a loss for that project and there could be a material adverse impact to our business, results of operations and financial condition. • We derive a substantial amount of our revenue from federal, state and local government agencies, and any disruption in government funding or in our relationship with those agencies could adversely affect our business. For the year ended December 31, 2025, approximately 70% of our construction revenue was funded by federal, state and local government agencies and authorities. A significant amount of this revenue is derived under multi- year contracts, many of which are appropriated on an annual basis. As a result, at the beginning of a project, the related contract may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. The success and further development of our business depends, in large part, upon the continued funding of these government programs, and upon our ability to obtain contracts and perform well under these programs. A significant reduction in government spending, the absence of a bipartisan agreement on the federal government budget, a partial or full federal government shutdown or a change in budgetary priorities could reduce demand for our services, cancel or delay projects and have a material adverse effect on our business, results of operations and financial condition. There are several additional factors that could cause government agencies or authorities to delay or cancel programs, to reduce their orders under existing contracts, to exercise their rights to terminate contracts or not to exercise contract options for renewals or extensions. Such factors, which include the following, could have a material adverse effect on our business, financial condition and results of operations or the timing of contract payments from government agencies or authorities: o the failure of the U.S. government to complete its budget and appropriations process before its fiscal year-end; o changes in and delays or cancellations of government programs, procurements, requirements or appropriations; o budget constraints or policy changes resulting in delay or curtailment of expenditures related to the services we provide; o re-competes of government contracts; o the timing and amount of tax revenue received by federal, state and local governments, and the overall level of government expenditures; o curtailment in the use of government contracting firms; o delays associated with insufficient numbers of government staff to oversee contracts; o the preference by government agencies for contracting with small and disadvantaged businesses; o competing political priorities and changes in the political climate regarding the funding or operation of the services we provide; o the adoption of new laws or regulations affecting our contracting relationships with the federal, state or local governments; o unsatisfactory performance on government contracts by us or one of our subcontractors, negative government audits or other events that may impair our relationship with federal, state or local governments; o a dispute with or improper activity by any of our subcontractors; and o general economic or political conditions. • Our U.S. federal government contracts may give government agencies the right to modify, delay, curtail, renegotiate or terminate existing contracts at their convenience at any time prior to their completion, which could have a material adverse effect on our business, financial condition and results of operations. U.S. federal government projects in which we participate as a contractor or subcontractor may extend for several years. Generally, government contracts include the right to modify, delay, curtail, renegotiate or terminate contracts and subcontracts at the government’s convenience any time prior to their completion. Any decision by a U.S. federal government client to modify, delay, curtail, renegotiate or terminate our contracts at their convenience could have a material adverse effect on our business, financial condition and results of operations. • Our failure to win new contracts and renew existing contracts with private and public sector clients could have a material adverse effect on our business, financial condition and results of operations. Our business depends on our ability to win new contracts and renew existing contracts with private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements and required governmental approvals. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approval, we may not be able to pursue certain projects, which could have a material adverse effect on our business, financial condition and results of operations.

2025 Annual Report 13 • The U.S. government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time. From time to time, new laws and regulations are enacted, and government agencies adopt new interpretations and enforcement priorities relative to laws and regulations already in effect. Legislation, regulations and initiatives dealing with procurement reform as well as any resulting shifts in the buying practices of U.S. government agencies could have adverse effects on government contractors, including us. • The timing of new contracts and termination of existing contracts may result in unpredictable fluctuations in our cash flows and financial results. A substantial portion of our revenues are derived from project-based work that is awarded through a competitive bid process. It is generally difficult to predict the timing and geographic distribution of the projects that we will be awarded. The selection of, timing of, or failure to obtain projects, delays in awards of projects, the re-bidding or termination of projects due to budget overruns, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets, including our fleet of construction equipment, which could lower our overall profitability and reduce our cash flows. Even if we are awarded contracts, we face additional risks that could affect when, or whether, work will begin. This can present difficulty in matching workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a ready workforce and equipment that is larger than necessary, which could have a material adverse effect on our business, financial condition and results of operations. If an expected contract award or the related work release is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments from the customer. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earnings if such significant projects have not been replaced in the current period. Many of our contracts may be canceled upon short notice, typically 30 to 90 days, even if we are not in default under the contract, and we may be unsuccessful in replacing contracts, resulting in a decrease in our revenue, net income and liquidity. Certain of our customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, our customers often have no obligation to assign a specific amount of work to us. Our operations could decline significantly if the anticipated volume of work is not assigned to us or is canceled. Many of our contracts, including our master service agreements, are open to competitive bidding at the expiration of their terms. There can be no assurance that we will be the successful bidder on our existing contracts that come up for re-bid. • Design-build contracts subject us to the risk of design errors and omissions. Design-build is a common method of project delivery as it provides the owner with a single point of responsibility for both design and construction. We generally subcontract design responsibility to architectural and engineering firms. However, in the event of a design error or omission causing damages, there is risk that the subcontractor or their errors and omissions insurance would not be able to absorb the liability. In this case, we may be responsible, resulting in a potentially material adverse effect on our business, results of operations and financial condition. • Many of our contracts have penalties for late completion. In some instances, including many of our fixed price contracts, we guarantee that we will complete a project by a certain date. If we subsequently fail to complete the project as scheduled, we may be held responsible for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages. In such circumstances, the total cost could exceed our original estimate, which may result in reduced profits or a loss on that project, which could have a material adverse effect on our business, results of operations and financial condition. • Our failure to adequately recover on affirmative claims brought by us against project owners or other project participants (e.g., back charges against subcontractors) for additional contract costs could have a negative impact on our liquidity and future operations. In certain circumstances, we assert affirmative claims to which we believe we are entitled against project owners, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These types of affirmative claims occur due to matters such as delays or changes from the initial project scope, both of which may result in additional costs. Often, these affirmative claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when and on what terms they will be fully resolved. For additional information, see “Accounting for our revenues, costs and the valuation of acquired mineral reserves involves significant estimates” risk factor below. The potential gross profit impact of recoveries for affirmative claims may be material in future periods when they, or a portion of them, become probable and estimable or are settled. When these types of events occur, we use working capital to cover cost overruns pending the resolution of the relevant affirmative claims and may incur additional costs when pursuing such potential recoveries. A failure to recover on these types of affirmative claims promptly and fully could have a negative impact on our business, results of operations and financial condition. In addition, while clients and subcontractors may be obligated to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

14 Granite Construction Incorporated • Unavailability of insurance coverage could have a negative effect on our operations and results. We maintain insurance coverage as part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in most of our construction contracts. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future, and our inability to obtain such coverage could have an adverse impact on our ability to procure new work, which could have a material adverse effect on our business, results of operations and financial condition. • An inability to obtain bonding could have a negative impact on our operations and results. As more fully described in “Insurance and Bonding” under “Item 1. Business,” we generally are required to provide surety bonds securing our performance under the majority of our public and private sector contracts. Our inability to obtain reasonably priced surety bonds in the future and, while we monitor the financial health of our insurers and the insurance market, catastrophic events could reduce available limits or the breadth of coverage, both of which could significantly affect our ability to be awarded new contracts and could, therefore, have a material adverse effect on our business, results of operations and financial condition. If we are not able to maintain a sufficient level of bonding capacity in the future, it could preclude our ability to bid for certain contracts or successfully contract with some customers. Additionally, even if we continue to be able to access bonding capacity to sufficiently bond future work, we may be required to post collateral to secure bonds, which would decrease the liquidity we would have available for other purposes. • We use certain commodity products that are subject to significant price fluctuations. We are exposed to various commodity price risks relating to, among others, diesel fuel, natural gas, propane, steel, cement and liquid asphalt. We use petroleum-based products, such as fuels, lubricants and liquid asphalt, to power or lubricate our equipment, operate our plants, and as a significant ingredient in the asphaltic concrete we manufacture for sale to third parties and use in our asphalt paving construction projects. We also use steel and other commodities in our construction projects that can be subject to significant price fluctuations due to a number of factors, including inflation and tariffs. Significant price fluctuations could have a material adverse effect on our business, results of operations and financial condition. • Weather can significantly affect our revenues and profitability. Our ability to perform work is significantly affected by weather conditions such as precipitation and temperature. Changes in weather conditions can cause delays and otherwise significantly affect our project costs. The impact of weather conditions has caused and may continue to cause variability in our quarterly revenues and profitability, particularly in the first and fourth quarters of the year. • Force majeure events, including natural disasters and terrorists’ actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows. Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as terrorist actions, could negatively impact the economies in which we operate. We typically negotiate contract language where we are allowed certain relief from force majeure events in private client contracts and review and attempt to mitigate force majeure events in both public and private client contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected, which could have a material adverse effect on our business, results of operations and financial condition. • Public health events, including health epidemics or pandemics or other contagious outbreaks, could negatively impact our business, financial condition and results of operations. Our ability to perform work may be significantly affected by public health events. If a public health epidemic or pandemic or other contagious outbreak interferes with our ability, or that of our employees, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business, our operations may be affected, which could have a material adverse effect on our business, results of operations and financial condition. • Our CAP is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings. We cannot guarantee that the revenues projected in our CAP will be realized or, if realized, will be profitable. Projects reflected in our CAP may be affected by project cancellations, scope adjustments, time extensions or other changes. Such changes may adversely affect the revenue and profit we ultimately realize on these projects. • Economic factors, including inflation, rising and/or high interest rates and tariffs could have an adverse effect on our business, financial condition and results of operations. Our costs were and may continue to be subject to significant inflationary pressures and may be subject to tariff-related price increases, and we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our

2025 Annual Report 15 financial position, results of operations, cash flows and liquidity. In addition, increases in or sustained higher interest rates have resulted in and may continue to result in higher interest expense related to borrowings under our Fifth Amended and Restated Credit Agreement (the “Credit Agreement”), which could have a material adverse effect on our business, results of operations and financial condition. • As part of our growth strategy, we have made and may make future acquisitions, and acquisitions involve many risks and uncertainties. These risks and uncertainties include: o our ability to complete acquisitions in accordance with our expected plans, on terms and conditions acceptable to us or our anticipated time frame, or at all; o difficulties identifying all significant risks during our due diligence activities; o that acquisitions involve significant costs and require the time and attention of our management, which may divert management’s attention from ongoing operations; o potential difficulties and increased costs associated with completion of any assumed construction projects; o our ability to successfully manage or achieve the results we expect to experience from the acquisitions and that we may lose key employees or customers of the acquired companies; o assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated; o difficulties related to integrating the operations and internal controls, assimilating personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities; o increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities; o if we issue additional equity securities, such issuances could have the effect of diluting our earnings per share as well as our existing shareholders’ individual ownership percentages in the Company; o the recording of goodwill or other non-amortizable intangible assets that will be subject to subsequent impairment testing and potential impairment charges, as well as amortization expenses related to certain other intangible assets; and o while we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce and the indemnitors may not have the ability to financially support the indemnity. Failure to successfully manage and integrate acquisitions could harm our business, results of operations and financial condition. • We may make divestitures, and divestitures involve many risks and uncertainties. These risks and uncertainties include: o our ability to locate suitable acquirers for our divestitures; o our ability to complete the divestitures in accordance with our expected plans or anticipated time frame, or at all; o our ability to complete the divestitures on terms and conditions acceptable to us; o difficulties separating the assets and personnel related to businesses that we expect to divest from the businesses we expect to retain; o that divestitures involve significant costs and require the time and attention of our management, which may divert management’s attention from ongoing operations; o our ability to successfully cause a buyer of a divested business to assume the liabilities of that business, or even if such liabilities are assumed, we may have difficulties enforcing our rights, contractual or otherwise against the buyer; o the need to obtain regulatory approvals and other third-party consents, which potentially could disrupt customer and vendor relationships; o potential additional tax obligations or the loss of tax benefits; o the divestiture could negatively impact our profitability because of losses that may result from a sale, the loss of revenue or a decrease in cash flows; and o following the completion of a divestiture, we may have less diversity in our business and in the markets we serve as well as our client base. Failure to successfully manage divestitures may generate fewer benefits than expected and could harm our business, results of operations and financial condition. • In connection with acquisitions or divestitures, we may become subject to liabilities. In connection with any acquisitions, we may acquire liabilities or defects such as legal claims, including but not limited to, third party liability and other tort claims; claims for breach of contract; employment-related claims; environmental, health and safety liabilities, conditions or damage; permitting, regulatory or other compliance with law issues; or tax liabilities. If we acquire any of

16 Granite Construction Incorporated these liabilities, and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty, we may be responsible for significant out-of-pocket expenditures, which could have a negative impact on our business, financial condition and results of operations. In connection with any divestitures, we may incur liabilities for breaches of representations and warranties or failure to comply with operating covenants under any agreement for a divestiture. We may also retain exposure on financial or performance guarantees, contractual, employment, pension and severance obligations or other liabilities of the divested business and potential liabilities that may arise under law because of the disposition or the subsequent failure of an acquiror. As a result, performance by the divested businesses or other conditions outside of our control could have a material adverse effect on our business, financial condition and results of operations. In addition, we may indemnify a counterparty in a divestiture for certain liabilities of the divested business or operations subject to the divestiture transaction. These liabilities, if they materialize, could have a material adverse effect on our business, results of operations and financial condition. RISKS RELATED TO OUR HUMAN CAPITAL, JOINT VENTURES AND SUBCONTRACTORS • Our success depends on attracting and retaining qualified personnel, joint venture partners and subcontractors in a competitive environment. The success of our business is dependent on our ability to attract, develop and retain qualified personnel, joint venture partners, advisors and subcontractors. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive compensation packages, high-quality training programs and attractive work environments or to establish and maintain successful partnerships, our reputation, relationships and/or ability to profitably execute our work could be adversely impacted. • Failure to maintain safe work sites could result in significant losses. Construction, mining and maintenance sites are potentially dangerous workplaces and often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, as well as expose ourselves to possible litigation, penalties or fines. Our failure to maintain adequate safety standards through our safety programs could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity. • Strikes or work stoppages could have a negative impact on our operations and results. We are party to collective bargaining agreements covering a portion of our craft workforce. If a strike or work stoppage occurred, it could have a material adverse effect on our operations and results. • Failure of our subcontractors to perform as anticipated could have a negative impact on our results. As further described in “Contract Provisions and Subcontracting” under “Item 1. Business,” we subcontract portions of many of our contracts to specialty subcontractors, but we are ultimately responsible for the successful completion of their work. Although we seek to require bonding or other forms of guarantees, we are not always successful in obtaining those bonds or guarantees from our higher-risk subcontractors. We may be responsible for the failures on the part of our subcontractors to perform as anticipated, resulting in a potentially adverse impact on our cash flows and liquidity. In addition, the total costs of a project could exceed our original estimates and we could experience reduced profits or a loss for that project, which could have an adverse impact on our financial position, results of operations, cash flows and liquidity. • Our joint venture contracts subject us to risks and uncertainties, some of which are outside of our control. As further described in Note 1 of “Notes to the Consolidated Financial Statements” and in “Joint Ventures” under “Item 1. Business,” we perform certain construction contracts as a limited or minority member of joint ventures. Participating in these arrangements exposes us to risks and uncertainties, including the risk that if our partners fail to perform under joint and several liability contracts, we could be liable for completion of the entire contract. In addition, if our partners are not able or willing to provide their share of capital investment to fund the operations of the venture, there could be unanticipated costs to complete the projects, financial penalties or liquidated damages. These situations could have a material adverse effect on our financial position, results of operations, cash flows and liquidity. To the extent we are not the controlling partner, we have limited control over many of the decisions made with respect to the related construction projects. These joint ventures may not be subject to the same compliance requirements, including those related to internal control over financial reporting. While we have controls to mitigate the risks associated with reliance on their control environment and financial information, to the extent the controlling partner makes decisions that negatively impact the joint venture or internal control problems arise within the joint venture, it could have a material adverse impact on our business, financial position, results of operations, cash flows and liquidity.

2025 Annual Report 17 • We may be unable to identify and contract with qualified DBE contractors to perform as subcontractors. Certain of our government agency projects contain minimum DBE participation clauses. Although we have programs in place to ensure compliance, if we fail to complete these projects with the minimum DBE participation, we may be held responsible for breach of contract, which may include restrictions on our ability to bid on future projects as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our financial position, results of operations, cash flows and liquidity. • We may be required to contribute cash to meet our unfunded pension obligations in certain multi-employer plans. As of December 31, 2025, three of our wholly-owned subsidiaries, Granite Construction Company, Layne Christensen Company and Granite Industrial, Inc., participate in various domestic multi-employer pension plans on behalf of union employees. Union employee benefits generally are based on a fixed amount for each year of service. We are required to make contributions to certain plans in amounts established under collective bargaining agreements. Pension expense is recognized as contributions are made. The domestic multi-employer pension plans are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Under ERISA, a contributor to a multi-employer plan may be liable, upon termination or withdrawal from a plan, for its proportionate share of a multi-employer plan’s unfunded vested liability. While we currently have no intention of withdrawing from a plan and unfunded multi-employer pension obligations have not significantly affected our operations in the past, there can be no assurance that we will not be required to make material cash contributions to one or more of these plans to satisfy certain underfunded benefit obligations in the future. RISKS RELATED TO LEGAL, REGULATORY, ACCOUNTING AND TAX ISSUES • Government contractors are subject to suspension or debarment from government contracting. Government contracts expose us to a variety of risks that differ from those associated with private sector contracts. Various statutes and executive orders to which our operations are subject provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor’s willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity. • We are involved in lawsuits, legal proceedings and indemnity claims in the ordinary course of our business and may in the future be subject to other litigation, legal proceedings and claims, and, if any of these are resolved adversely against us, it could harm our business, financial condition and results of operations. Any litigation, other legal proceedings or indemnity claim could result in an unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, any of which could adversely affect our business, financial condition and results of operations. We could also suffer an adverse impact on our reputation and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. • Government contracts generally have strict regulatory requirements. Approximately 70% of our construction-related revenue in 2025 was derived from contracts funded by federal, state and local government agencies and authorities. Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. Additionally, qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act could require us to pay treble damages. Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our financial position, results of operations, cash flows and liquidity. • We are subject to environmental, health and safety and other regulation. As more fully described in “Government Regulations” under “Item 1. Business,” we are subject to a number of federal, state, local and foreign laws and regulations relating to the environment, including the remediation of soil and groundwater contamination, emission and discharge of materials into the environment, reclamation and closure of operations, workplace health and safety and a variety of

18 Granite Construction Incorporated socioeconomic requirements and are required to obtain and maintain a number of approvals, permits, including those relating to barging operations, and financial assurances. Noncompliance with such laws, regulations, approvals, permits and financial assurances can result in, among other things, substantial penalties, or termination or suspension of government contracts or our operations as well as civil and criminal liability. In addition, some environmental laws and regulations impose strict, joint and several liability and responsibility on present and former owners, operators or users of facilities and sites, and entities that disposed or arranged for the disposal of hazardous substances at a third-party site, for contamination at such facilities and sites, without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements, including reclamation requirements, that may not be applicable to operating facilities. Environmental, health and safety requirements, laws and regulations are becoming increasingly more stringent and there can be no assurance that these requirements, laws or regulations will not change and that compliance with these requirements, laws and regulations will not materially adversely affect our operations in the future. Furthermore, from time to time, we have been involved in remediation activities and we cannot provide assurance that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures. • Increasing restrictions on securing aggregate reserves could negatively affect our future operations and results. Tighter regulations and the finite nature of property containing suitable aggregate reserves are making it increasingly challenging and costly to secure aggregate reserves. Any increasingly difficult permitting process could have a material adverse effect on our business, our financial position, results of operations, cash flows and liquidity. • Accounting for our revenues, costs and the valuation of acquired mineral reserves involves significant estimates. As further described in “Critical Accounting Estimates” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in “Use of Estimates in the Preparation of Financial Statements,” and “Revenue Recognition,” within Note 1 of the “Notes to the Consolidated Financial Statements,” accounting for our contract-related revenues and costs, as well as the valuation of acquired mineral reserves, requires management to make a variety of significant estimates and assumptions. These assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenue and profit or cause material impairment charges. Such changes could have a material adverse effect on our financial position and results of operations. • Earnings may be impacted by impairment charges for goodwill and intangible assets. We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. We assess goodwill for impairment annually as of November 1 and more frequently when events and circumstances occur that indicate a possible impairment. We also review identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. See “Long-Lived Assets” and “Goodwill” in Note 1 of the “Notes to the Consolidated Financial Statements” for additional information regarding our goodwill and identifiable intangible assets. If we determine that the carrying amount of goodwill or our unamortized intangible assets exceeds their fair value, we would be required to recognize a non-cash impairment charge, which could have a material adverse effect on our business, results of operations or financial condition. • A change in tax laws or regulations of any federal, state or international jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our financial position, results of operations, cash flows and liquidity. We continue to assess the impact of various U.S. federal, state, local and international legislative proposals that could result in a material increase to our U.S. federal, state, local and/or international taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our financial position, results of operations, cash flows and liquidity. • We may be exposed to liabilities under the FCPA and any determination that we or any of our subsidiaries has violated the FCPA could have a material adverse effect on our business. The FCPA generally prohibits companies and their affiliates from making improper payment to non-U.S. officials for the purpose of obtaining or retaining business. Our internal policies, procedures and Code of Conduct mandate compliance with these anti-corruption laws. Despite our training and compliance programs, we cannot provide assurance that our internal policies and procedures will always protect us from violation of such anti-corruption laws committed by our affiliated entities or their respective officers, directors, employees and agents. We could also face fines, sanctions and other penalties from authorities in the relevant foreign jurisdictions, including prohibition of participating in or curtailment of business operations in those jurisdictions and the seizure of certain of our assets. Our customers in those jurisdictions could also seek to impose penalties or take other actions adverse to

2025 Annual Report 19 our interest. In addition, we could face other third-party claims by, among others, our stockholders, debt holders or other interest holders or constituents. Violations of FCPA laws, allegations of such violations and/or disclosure related to any relevant investigation could have a material adverse impact on our financial position, results of operations, cash flows and liquidity for reasons including, but not limited to, an adverse effect on our reputation, our ability to obtain new business or retain existing business, to attract and retain employees, to access the capital markets and/or could give rise to an event of default under the agreements governing our debt instruments. • If we identify material weaknesses or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, investors may lose confidence in us and the market price of our common stock may decrease. We may not be able to accurately and timely report our financial results and/or we may not be able to detect errors on a timely basis if in the future we: (1) identify one or more material weaknesses in our internal control over financial reporting; (2) are unable to successfully remediate any such material weaknesses; (3) are unable to comply with the requirements of Section 404 in a timely manner; or (4) are unable to assert, or our independent registered public accounting firm is unable to attest, that our internal control over financial reporting is effective. This could result in: (i) our financial statements being materially misstated; (ii) investors losing confidence in the accuracy and completeness of our financial reports; (iii) the market price of our common stock decreasing; (iv) our liquidity and access to the capital markets being adversely affected; and (v) our inability to maintain compliance with applicable stock exchange listing requirements and debt covenants. We could also become subject to stockholder or other third-party litigation as well as investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could result in fines, penalties, trading suspensions or other remedies. Further, because of its inherent limitations, even our effective internal controls over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in our conditions, or that the degree of compliance with our policies or procedures may deteriorate. RISKS RELATED TO INFORMATION TECHNOLOGY • Changes to our outsourced software or infrastructure vendors as well as any sudden loss, breach of security, disruption or unexpected data or vendor loss associated with our information technology systems could have a material adverse effect on our business. We rely on third-party software and infrastructure to run critical accounting, project management and financial information systems. If software or infrastructure vendors decide to discontinue further development, integration or long-term maintenance support for our information systems, or there is any system interruption, delay, breach of security, loss of data or loss of a vendor, we may need to migrate some or all of our accounting, project management and financial information to other systems. These disruptions could increase our operational expense as well as impact the management of our business operations, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity. • Cybersecurity incidents or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims. We have experienced and may continue to face cybersecurity incidents, including ransomware and unauthorized access, aimed at misappropriating information, corrupting data or causing operational disruptions. Additionally, the increased prevalence and use of artificial intelligence may heighten the risk that we may be subject to cybersecurity incidents in the future. If a failure of our cybersecurity defense measures were to occur, or if software or third-party vendors that support our information technology environment are compromised, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity. • Artificial intelligence presents risks and challenges that could have a material adverse effect on our business, results of operations and financial condition. We have developed pilot programs to implement certain third-party generative artificial intelligence (“AI”) and predictive analytics tools into our systems for specific purposes. These tools presently include, without limitation, (i) a knowledge retention tool, (ii) a risk assessment tool and (iii) a virtual assistant tool. There is a risk that such AI tools (or AI tools used without Company approval) will be used in a manner that does not adhere to our AI policy and/or may be misused by our employees, vendors, or other third parties engaged by us. This, in turn, could result in the loss of confidential or proprietary information and subject us to competitive or reputational harm, as well as potential regulatory investigations/actions and/or legal liability. Additionally, we may not be able to control, and may lack visibility into, how third-party AI tools use, or AI features incorporated into third-party products that we use, are developed or maintained, or how such tools use, disclose and/or protect the data we input, even where we have sought contractual protections with respect to these matters. Further, AI algorithms may be flawed, and the data used to train AI tools may be inaccurate, incomplete or biased. As a result, the content, analysis or recommendations that these tools produce may

20 Granite Construction Incorporated be inaccurate, incomplete or biased and our use of this information may have a material adverse effect on our business, results of operations and financial condition. Additionally, we expect that there will continue to be new laws or regulations concerning the use of AI that could impose on us certain obligations and costs related to monitoring and compliance. Finally, we may not be successful in, and may lack sufficient resources to pursue, adopting and implementing AI tools to the same extent as our competitors. If we are unable to adopt and implement these tools in a cost-effective, timely manner or at all, it could cause competitive harm and/or have a material adverse effect on our business, results of operations and financial condition. RISKS RELATED TO OUR CAPITAL STRUCTURE • Failure to remain in compliance with covenants under our Credit Agreement, service our indebtedness, or fund our other liquidity needs could adversely impact our business. Our failure to comply with any of the restrictive or financial covenants would constitute an event of default under our Credit Agreement. Our failure to pay principal, interest or other amounts when due or within the relevant grace period on our 3.25% convertible senior notes due 2030 (the “3.25% Convertible Notes”), our 3.75% convertible senior notes due 2028 (the “3.75% Convertible Notes”) or our Credit Agreement would constitute an event of default under the indenture governing our 3.25% Convertible Notes, the indenture governing our 3.75% Convertible Notes or the Credit Agreement. A default under our Credit Agreement could result in (i) us no longer being entitled to borrow under such facility; (ii) termination of such facility; (iii) the requirement that any letters of credit under such facility be cash collateralized; (iv) acceleration of amounts owed under the Credit Agreement; and/or (v) foreclosure on any collateral securing the obligations under such facility. A default under the indenture governing our 3.25% Convertible Notes or the indenture governing our 3.75% Convertible Notes could result in acceleration of the maturity of the notes. If we are unable to service our debt obligations as a result of rising or high interest rates or any other reason or fund our other liquidity needs, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could cause holders of our securities to experience a partial or total loss of their investment in us. • Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including our 3.25% Convertible Notes and our 3.75% Convertible Notes and the obligations under our Credit Agreement, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Additionally, borrowings under our Credit Agreement bear interest at a variable rate. As interest rates increase or remain high, our interest expense will also increase or remain high if we continue to borrow or increase our borrowings under the credit facility. Our business may not continue to generate sufficient cash flow from operations in the future to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, which could have a material adverse effect on our business and financial condition. • Conversion of our 3.25% Convertible Notes and our 3.75% Convertible Notes may dilute the ownership interest of existing stockholders and may affect the trading price of our common stock. The 3.25% Convertible Notes and the 3.75% Convertible Notes are convertible at the option of the holders upon the occurrence of certain events and/or during certain periods. Upon conversion of the 3.75% Convertible Notes, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. Upon conversion of the 3.25% Convertible Notes, we will settle the principal amount of the 3.25% Convertible Notes in cash, and any conversion premium in excess of the principal amount in cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. The issuance of shares of our common stock upon conversion of our 3.25% Convertible Notes and our 3.75% Convertible Notes may dilute the ownership interests of existing stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. • The capped call transactions related to our 3.25% Convertible Notes and our 3.75% Convertible Notes may affect the value of our common stock. In connection with our 3.25% Convertible Notes offering and our 3.75% Convertible Notes offering, we entered into capped call transactions with option counterparties. The capped call transactions are expected generally to reduce the potential dilution to our common stock upon conversion of the 3.25% Convertible Notes and the 3.75% Convertible Notes and/or offset any cash payments we elect or are required to make in excess of the principal amount of converted notes, as the case may be. However, when the market price per share of our common stock exceeds

2025 Annual Report 21 the cap price of the capped call transactions ($79.83 for the capped call transactions related to the 3.75% Convertible Notes and $119.82 for the capped call transactions related to our 3.25% Convertible Notes), there would nevertheless be dilution and/or there would not be an offset of such cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions. Additionally, in connection with establishing the capped call transactions, the option counterparties may have entered into various derivative transactions with respect to our common stock. The option counterparties may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions. This activity could cause or hinder an increase or a decrease in the market price of our common stock. The effect, if any, of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but these activities could adversely affect the market price of our common stock. • We are subject to counterparty risk with respect to the capped call transactions. The option counterparties are financial institutions or affiliates of financial institutions, and we are subject to the risk that one or more of such option counterparties may default under the capped call transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. Past global economic conditions, including increases in prevailing interest rates, have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If any option counterparty becomes subject to bankruptcy or other insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transaction with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be positively correlated to an increase in our common stock market price and in the volatility of the market price of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurance as to the financial stability or viability of any option counterparty. • The price of our common stock historically has been volatile. Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “Risks Factors;” variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, the sale or the availability for sale of a large number of shares of common stock in the public market could cause the price of our common stock to decline. • Delaware law and our charter documents may impede or discourage a takeover, which could reduce potential increases in the market price of our common stock. We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our Board of Directors to create and issue a new series of preferred stock and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce potential increases in the market price of our common stock. • Our bylaws include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (a) any derivative action or proceeding brought on behalf of Granite; (b) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee of Granite to Granite or its stockholders; (c) any action asserting a claim against Granite or any director or officer or other employee of Granite arising pursuant to any provision of the Delaware General Corporation Law, Granite’s certificate of incorporation or bylaws; (d) any action or proceeding to interpret, apply, enforce or determine the validity of Granite’s certificate of incorporation or bylaws (including any right, obligation, or remedy thereunder); (e) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (f) any action asserting a claim against Granite or any director or officer or other employee of Granite that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, except that the foregoing does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action

22 Granite Construction Incorporated arising under the Securities Act of 1933, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. The forum selection provision in our bylaws may limit our stockholders’ ability to pursue claims in a judicial forum of their choosing for disputes with us, our directors, officers or employees. It is possible that, notwithstanding the forum selection clause included in our bylaws, a court could rule in specific circumstances that such a provision is inapplicable or unenforceable, which could require that we defend claims in other forums. RISKS RELATED TO CLIMATE CHANGE • Physical, transition and regulatory risks related to climate change could have a material adverse impact on our business, financial condition and results of operations. Physical risks related to climate change, such as changing sea levels, temperature fluctuations, severe storms, and energy, supply chain and technological disruptions, could cause delays and increases in project costs, resulting in variability in our revenue and profitability, as well as potentially adverse impacts to our operating results and financial condition. In addition, growing public concern about climate change has resulted in the increased focus of local, state, regional, national and international regulatory bodies on greenhouse gas emissions and climate change issues. Legislation to regulate greenhouse gas emissions has periodically been introduced and passed by the U.S. Congress and the legislatures of various states in which we operate, and there has been a wide-ranging policy debate, both in the United States and internationally, regarding the regulation of greenhouse gas emissions. Such policy changes, including any enactment of increasingly stringent emissions or other environmental regulations, could increase the costs of supplies or projects for us and for our clients and, in some cases, delay or even prevent a project from going forward, thereby potentially reducing demand for our services. Consequently, this could have a material adverse effect on our business, financial condition and results of operations. • We may be unable to achieve our sustainability commitments and targets which could result in the loss of investors and customers, a negative impact on our stock price, and damage to our reputation. We are committed to advancing our sustainability strategy. However, achievement of our sustainability commitments and targets is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: our ability to execute our operational strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of alternative fuels and electric vehicles, availability of renewable energy; unforeseen design, operational and technological difficulties; the outcome of research efforts and future technology developments; compliance with, and changes or additions to, global, national, regional and local regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals; labor- related regulations and requirements that restrict or prohibit our ability to impose requirements on third party contractors; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. There is no assurance that we will be able to successfully implement our strategies and achieve our targets. If we are unable to meet our commitments and targets and appropriately address sustainability enhancement, we may lose investors, customers or partners, our stock price may be negatively impacted, our reputation may be negatively affected and it may be more difficult for us to compete effectively, all of which could have an adverse effect on our business, financial condition and results of operations, as well as on the price of our common stock. In addition, new laws, regulations and policies relating to matters such as sustainability and climate change may be developed and formalized in the United States, which could entail specific, target-driven frameworks and/or disclosure requirements. Any failure, or perceived failure, by us to comply fully with developing interpretations of such laws and regulations could harm our business, reputation, financial condition and results of operations and require significant time and resources to make the necessary adjustments. The foregoing list is not all-inclusive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect us. These developments could have material adverse effects on our business, financial condition, results of operations and liquidity. For these reasons, the reader is cautioned not to place undue reliance on our forward-looking statements. Item 1B. Unresolved Staff Comments None.

2025 Annual Report 23 Item 1C. Cybersecurity Our Board of Directors views the identification and effective management of cybersecurity threats as a critical component of overall risk management and oversight responsibilities and has delegated responsibility for oversight of this risk to the Audit/ Compliance Committee of the Board of Directors (the “Audit Committee”). The Audit Committee oversees the management of risks arising from cybersecurity threats and regularly reports to the Board of Directors regarding cybersecurity. Our Risk Committee of the Board of Directors oversees our enterprise risk management (“ERM”) process, and cybersecurity represents an important component of our overall approach to ERM. Our cybersecurity policies, standards, processes and practices are based on recognized frameworks established by the National Institute of Standards and Technology and other applicable industry standards. We take a comprehensive, cross-functional approach to cybersecurity that focuses on identifying, detecting and protecting against threats, and effectively responding to and recovering from incidents when they occur. Risk Management and Strategy Our cybersecurity program is focused on the following key areas: Governance As discussed in more detail under the heading “Governance” below, the Board of Directors’ oversight of cybersecurity risk management is supported by the Audit Committee, the Risk Committee, our Chief Technology Officer (“CTO”), other members of management and management’s Cybersecurity Committee. Technical Safeguards We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. Incident Response Planning We have established and maintain an incident response plan that outlines our response in the event of a cybersecurity incident. Third-Party Assessments We periodically assess and test our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee and, if warranted, the Board of Directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews. Third-Party Risk Management We review and evaluate material cybersecurity risks related to the use of third parties, including vendors, service providers and other external users of our systems. Education and Awareness We provide regular training regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices. Governance The Audit Committee receives regular presentations and reports from management on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations. The Audit Committee then provides regular reports to the Board of Directors. The Risk Committee also receives timely updates on material and potentially material cybersecurity matters from management as part of the ERM process. The Audit Committee and the Board of Directors also receive timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been resolved.

24 Granite Construction Incorporated The CTO, who acts as our chief information security officer, leads our Cybersecurity Committee. The Cybersecurity Committee is a multidisciplinary team of corporate and operational leaders who work collaboratively to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response plan. The Cybersecurity Committee reports to our CEO, Chief Financial Officer, Chief Human Resources Officer and Chief Legal Officer. The CTO, working together with a team of cybersecurity professionals and third-party consultants, monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents, and reports such threats and incidents to the senior leadership team when appropriate. Our CTO has served in various roles in information technology and information security for over 25 years, including serving as the Head of Cybersecurity for public and private companies. Our CTO holds an undergraduate degree in computer science and has attained a professional certification in Cybersecurity Governance. The Cybersecurity team (including the CTO) has extensive cybersecurity experience and hold multiple certifications across the cybersecurity landscape. Our CEO, Chief Financial Officer, Chief Human Resources Officer and Chief Legal Officer each hold undergraduate degrees, graduate degrees or professional certifications in their respective fields, and each have significant experience managing risk. Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected, and we do not believe are reasonably likely to materially affect, us, including our business strategy, results of operations or financial condition. However, due to evolving cybersecurity threats, it may not be possible to anticipate, prevent or stop future cybersecurity incidents, including attacks on our information systems and data or those of our relevant business partners. See “Risks Related to Information Technology” in Item 1A. Risk Factors. Item 2. Properties Quarry Properties We own or lease quarry properties that contain mineral resources that we extract and process into construction materials. As defined by the SEC, mineral resources are a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. As defined by the SEC, mineral reserves are an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a qualified person, as defined by the SEC, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Our mineral resources and reserves are based on estimates made by qualified persons who are employees of the Company and are based primarily on geological evidence, sampling and testing and appropriate modifying factors. Amounts presented in the tables below are based on various assumptions to determine estimated economically mineable tons including site specific prices for sand and gravel and hard rock between $5 - $40 per ton. The price per ton estimates use a saleable product (i.e., materials that are ready for sale) as a point of reference and are escalated over time by the Producer’s Price Index for Construction Sand, Gravel and Crushed Stone (product 1321). Pricing for aggregates tend to remain similar for long periods of time; therefore, we use current pricing to estimate prices and we reassess at least annually to verify there have not been material changes. Changes to the estimates and assumptions from those currently anticipated could have a material impact on the mineral resource and mineral reserve estimates. As of December 31, 2025, we had open pit quarry properties available for the extraction of sand, gravel and hard rock. Our Materials segment uses these quarry properties to extract and process sand, gravel and hard rock into construction material for internal use in our construction projects and for sale to third parties. As of December 31, 2025, we had all the permits necessary to mine and process sand, gravel and hard rock at our active quarry properties. As of December 31, 2025, no individual mining operation was considered material to our business or financial condition. Annual production of aggregates for all mining properties was 22.8 million tons, 18.7 million tons, and 17.5 million tons during the years ended December 31, 2025, 2024 and 2023, respectively.

The following map shows the approximate locations of our permitted quarry properties as of December 31, 2025:


WASHINGTON
Portland
OREGON
IDAHO
MONTANA
NORTH DAKOTA
MINNESOTA
Minneapolis
WISCONSIN
SOUTH DAKOTA
WYOMING
Milwaukee
IOWA
GREAT PLAINS
NEBRASKA
Chicago
Salt Lake City
UTAH
NEVADA
Denver
COLORADO
UNITED STATES
ILLINOIS
Indianapolis
INDIANA
Kansas City
St Louis
KANSAS
MISSOURI
CALIFORNIA
Fresno
Las Vegas
COLORADO PLATEAU
Oklahoma City
OKLAHOMA
Nashville
TENNESSEE
Memphis
ARKANSAS
Los Angeles
ARIZONA
Phoenix
NEW MEXICO
Dallas
Birmingham
ALABAMA
Tijuana
Tucson
El Paso
TEXAS
Austin
LOUISIANA
San Antonio
Hermosillo
Chihuahua
Lake Superior

California and Kentucky are the only states/provinces that individually comprise more than 10% of our total mining operations. The following tables present information about our quarry properties as of December 31, 2025 (tons in millions):

		Resources and Reserves for Each Product Type (tons)		Percentage of Resources and Reserves Owned and Leased		
State/Province	**Number of Properties**	**Sand & Gravel**	**Hard Rock**	**Owned[(1)]**	**Leased[(2)]**	**Acreage**
California	34	526.4	435.0	61%	39%	10,918
Kentucky	1	—	407.3	100%	—%	626
All other states/provinces	81	338.5	373.6	48%	52%	20,253
Total	116	864.9	1,215.9	64%	36%	31,797

(1) Owned properties are properties we own or in which we have, or it is probable that we will have, a direct or indirect economic interest.

(2) Leases are defined as properties where we operate, or it is probable we will operate, under a lease or other legal agreement that grants us ownership or similar rights that authorize us, as principal, to sell or otherwise dispose of the mineral and includes properties that we sublease and from which we receive royalties, which are both considered immaterial. Our leases have terms which range from month-to-month to 50 years with most including an option to renew.

2025 Annual Report | 25

The life cycle of mining sand, gravel and hard rock begins with exploration and continues through development and production. After a sand, gravel and hard rock deposit has been identified through exploration, the mine is developed before production begins. The following table presents the number of properties in each respective stage as of December 31, 2025 for all mining properties:

State/Province	Exploration	Development	Production
California	5	4	25
Kentucky	—	—	1
All other states/provinces	10	11	60
Total	15	15	86

Mineral Resources

The table below presents information on measured, indicated and inferred mineral resources. Estimates of measured mineral resources are based on conclusive geological evidence, sampling and testing and may be converted to a proven mineral reserve or to a probable mineral reserve. Estimates of indicated mineral resources are based on adequate geological evidence, sampling and testing and may only be converted to a probable mineral reserve when sufficient evidence is identified including consideration of modifying factors such as mining, processing, economic and environmental factors. Modifying factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate to establish the economic viability of mineral reserves. Estimates of inferred mineral resources have significant geological uncertainty based on limited geological evidence, sampling and testing and therefore may not be converted to a mineral reserve.

As of December 31, 2025, our qualified persons estimated our measured, indicated and inferred resources to be approximately 697.7 million tons. As of December 31, 2025, California and Kentucky were the only individual states/provinces that comprised more than 10% of our total mining operations. The Wine Group, Aerojet North White Rock, Coalinga Section 30 and Avenal were the only mines that comprised 10% or more of our combined measured and indicated mineral resources for sand and gravel and the Euer Ranch, Bamberton Quarry and Slats Lucas were the only mines that comprised 10% or more of our combined measured and indicated mineral resources for hard rock.

The following table presents information about our mineral resources at December 31, 2025 (tons in millions):

	Measured Mineral Resources		Indicated Mineral Resources		Measured + Indicated Mineral Resources		Inferred Mineral Resources	
	Amount (tons)	Grades/ qualities[(1)]	Amount (tons)	Grades/ qualities[(1)]	Amount (tons)	Grades/ qualities[(1)]	Amount (tons)	Grades/ qualities[(1)]
Sand and Gravel:								
California								
The Wine Group	—	—	51.4	Sand and Gravel	51.4	Sand and Gravel	—	—
Aerojet North White Rock	32.0	Sand and Gravel	—	—	32.0	Sand and Gravel	—	—
Coalinga Section 30	—	—	18.0	Sand and Gravel	18.0	Sand and Gravel	—	—
Avenal	16.8	Sand and Gravel	—	—	16.8	Sand and Gravel	—	—
All other California	15.3	Sand and Gravel	1.6	Sand and Gravel	16.9	Sand and Gravel	—	—
Total California	64.1	Sand and Gravel	71.0	Sand and Gravel	135.1	Sand and Gravel	—	—
All other states/provinces	13.0	Sand and Gravel	11.3	Sand and Gravel	24.3	Sand and Gravel	17.1	Sand and Gravel
Total	77.1	Sand and Gravel	82.3	Sand and Gravel	159.4	Sand and Gravel	17.1	Sand and Gravel
Hard Rock:								
California								
Euer Ranch	218.1	Hard Rock	—	—	218.1	Hard Rock	—	—
All other California	11.6	Hard Rock	—	—	11.6	Hard Rock	—	—
Total California	229.7	Hard Rock	—	—	229.7	Hard Rock	—	—
Slats Lucas (Kentucky)	45.3	Hard Rock	—	—	45.3	Hard Rock	75.7	Hard Rock
Bamberton Quarry (British Columbia)	42.4	Hard Rock	2.3	Hard Rock	44.7	Hard Rock	39.3	Hard Rock
All other states/provinces	53.4	Hard Rock	—	—	53.4	Hard Rock	33.0	Hard Rock
Total	370.8	Hard Rock	2.3	Hard Rock	373.1	Hard Rock	148.0	Hard Rock
Grand Total	447.9	Hard Rock	84.6	Hard Rock	532.5	Hard Rock	165.1	Hard Rock

(1) The grade of product produced is contingent on market needs. Sites typically sell base products that range from low to high grades including fill materials, base aggregates, hot mix aggregates and concrete aggregates.

26 | Granite Construction Incorporated

Mineral Reserves

Mineral reserves are divided into proven and probable mineral reserves. Proven mineral reserves are the economically mineable part of a measured mineral resource and can only result from the conversion of a measured mineral resource. Proven mineral resources are determined by a qualified person through the testing of samples obtained from closely spaced subsurface drilling and/or exposed pit faces, and are sufficiently understood so that quantity, quality and engineering conditions are known with sufficient accuracy to be mined without the need for any further subsurface work. Probable mineral reserves are the economically mineable part of an indicated, and in some cases, a measured mineral resource. Probable mineral reserves are determined through the testing of samples obtained from subsurface drilling, but the sample points are too widely spaced to allow detailed prediction of quantity, quality and engineering conditions. Additional subsurface work may be needed prior to mining the reserve.

The modifying factors applied in the conversion of measured and indicated mineral resources to proven and probable mineral reserves during the year ended December 31, 2025 included various relevant technical and economic factors, including site infrastructure, mine design and planning, processing plant and environmental compliance and permitting. The basis of determining the modifying factors was a combination of historical experience mining aggregates and observation.

As of December 31, 2025, our qualified persons estimated our proven and probable reserves to be approximately 1.4 billion tons. Waste factors for proven and probable reserves range up to 44% depending on the deposit type, market characteristics and extraction feasibility. As of December 31, 2025, California and Kentucky were the only individual states/provinces that comprised more than 10% of our total mining operations, Coalinga, Solari and Grantsville were the only mines that comprised 10% or more of our mineral reserves for sand and gravel and Handley Quarry and Slats Lucas were the only mines that comprised 10% or more of our mineral reserves for hard rock.

The following table presents information about mineral reserves at December 31, 2025 (tons in millions):

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves	
	Amount (tons)	Grades/qualities[1]	Amount (tons)	Grades/qualities[1]	Amount (tons)	Grades/qualities[1]
Sand and Gravel:						
California						
Coalinga	114.2	Sand and Gravel	—	—	114.2	Sand and Gravel
Solari	105.6	Sand and Gravel	8.2	Sand and Gravel	113.8	Sand and Gravel
All other California	154.7	Sand and Gravel	8.6	Sand and Gravel	163.3	Sand and Gravel
Total California	374.5	Sand and Gravel	16.8	Sand and Gravel	391.3	Sand and Gravel
Grantsville (Utah)	99.0	Sand and Gravel	—	—	99.0	Sand and Gravel
All other states/provinces	142.2	Sand and Gravel	55.9	Sand and Gravel	198.1	Sand and Gravel
Total	615.7	Sand and Gravel	72.7	Sand and Gravel	688.4	Sand and Gravel
Hard Rock:						
California						
Handley Quarry	143.7	Hard Rock	—	—	143.7	Hard Rock
All other California	61.6	Hard Rock	—	—	61.6	Hard Rock
Total California	205.3	Hard Rock	—	—	205.3	Hard Rock
Slats Lucas (Kentucky)	214.0	Hard Rock	72.3	Hard Rock	286.3	Hard Rock
All other states/provinces	134.9	Hard Rock	68.3	Hard Rock	203.2	Hard Rock
Total	554.2	Hard Rock	140.6	Hard Rock	694.8	Hard Rock
Grand Total	1,169.9	Hard Rock	213.3	Hard Rock	1,383.2	Hard Rock

(1) The grade of product produced is contingent on market needs. Sites typically sell base products that range from low to high grades including fill materials, base aggregates, hot mix aggregates and concrete aggregates.

2025 Annual Report | 27

28 Granite Construction Incorporated Internal controls Mining operations include risk in estimation of mineral reserves and mineral resources that could be impacted by unforeseen geologic circumstances, changes in regulation or changes in sales and customers. The risk that these estimates would be unreasonable based on the known information is mitigated by the following internal controls that we use in our exploration and mineral resource and mineral reserve estimation efforts: • quality control and quality assurance programs including management identifying the qualified person(s) with the appropriate background and qualifications to prepare the information used for disclosure purposes; • verification of analytical procedures including management reviewing the mineral resource and reserve report information for completeness, accuracy and appropriateness, such as categorization, inclusion of technical, economic and operational factors, discounted cash flow analysis inputs, assumptions and calculations, and mining, metallurgical, legal, environmental compliance and governmental modifying factors as well as comparison of estimates to historic production and prior period estimates; and • review of disclosures to ensure compliance with requirements. Plant Properties We operate plants at our quarry sites and deploy portable processing plants at certain construction projects sites to process aggregates into construction materials. We own aggregate crushing plants, cement concrete batch plants, asphalt rubber plants, and lime slurry plants. We also own and lease asphalt concrete plants. These plants are used by both of our reportable segments and are located primarily within the United States. Other Properties We own and lease office and shop spaces that are used by both of our reportable segments and located primarily within the United States. Item 3. Legal Proceedings The description of the matters set forth in Note 20 of “Notes to the Consolidated Financial Statements” is incorporated herein by reference. Item 4. Mine Safety Disclosures The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17CFR 229.104) is included in Exhibit 95 to this Annual Report on Form 10-K.

2025 Annual Report 29 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Our common stock trades on the New York Stock Exchange under the ticker symbol GVA. As of February 6, 2026, 43,503,673 shares of our common stock were outstanding and held by 566 shareholders of record. We have paid quarterly cash dividends since the second quarter of 1990, and we expect to continue to do so. The following table sets forth information regarding the repurchase of shares of our common stock during the three months ended December 31, 2025: Period Total number of shares purchased(1) Average price paid per share Total number of shares purchased as part of publicly announced plans or programs Approximate dollar value of shares that may yet be purchased under the plans or programs(2) October 1, 2025 through October 31, 2025 105,175 $ 106.09 105,116 $ 172,791,212 November 1, 2025 through November 30, 2025 86,594 $ 102.68 86,356 $ 163,924,075 December 1, 2025 through December 31, 2025 59,470 $ 109.92 57,408 $ 157,621,254 251,239 $ 105.82 248,880 (1)  Includes 59, 238 and 2,062 shares purchased during October, November and December, respectively, in connection with employee tax withholding for restricted stock units vested under our equity incentive plans. (2)  As announced on February 3, 2022, on February 1, 2022, the Board of Directors authorized us to purchase up to $300.0 million of our common stock at management’s discretion. The specific timing and amount of any future purchases will vary based on market conditions, securities law limitations and other factors.

Performance Graph

The following graph compares the cumulative five-year total return provided to Granite Construction Incorporated's common stockholders relative to the cumulative total returns of the S&P 500 index and the Dow Jones U.S. Heavy Construction index. The Dow Jones U.S. Heavy Construction index includes the following companies: AECOM, EMCOR Group Inc, Fluor Corporation, Jacobs Solutions Inc, KBR, Inc, MDU Resources Group Inc, MasTec Inc, and Willscot Mobile Mini Holdings Corp. Certain of these companies differ from Granite in that they derive more revenue and profit from non-U.S. operations and have customers in different markets. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020 through December 31, 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Granite Construction Incorporated, the S&P 500 Index
and the Dow Jones U.S. Heavy Construction Index


$500
$400
$300
$200
$100
$0
12/20
12/21
12/22
12/23
12/24
12/25
Granite Construction Incorporated
S&P 500
Dow Jones US Heavy Construction

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

30 | Granite Construction Incorporated

2025 Annual Report 31 Item 6. Reserved Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations General We deliver infrastructure solutions for public and private clients primarily in the United States. We are one of the largest diversified, vertically integrated civil contractors and construction materials producers in the United States. Within the public sector, we primarily concentrate on infrastructure projects, including the construction of streets, roads, highways, mass transit facilities, airport infrastructure, bridges, dams, power-related facilities, utilities, tunnels, water well drilling and other infrastructure-related projects. Within the private sector, we perform various services such as site preparation, mining services and infrastructure services for commercial and industrial sites, railways, residential development, energy development, as well as provide construction management professional services. We own and lease aggregate reserves and own processing plants that are vertically integrated into our construction operations and we also produce construction materials for sale to third parties. We have vertically integrated operations across Alaska, Arizona, California, Kentucky, Louisiana, Mississippi, Nevada, Oregon, Tennessee, Utah and Washington in addition to regional civil construction home markets in the Midwest, Florida and Texas. Our Construction segment also operates national businesses within the Tunnel division and the Federal division, which performs civil construction across the continental United States and Guam, the Industrial & Energy division, which primarily focuses on commercial solar construction projects, and the Layne division, which performs water well drilling, rehabilitation services and mineral exploration services. Our reportable segments are the same as our operating segments and correspond with how our chief operating decision maker, or decision-making group (our “CODM”), regularly reviews financial information to allocate resources and assess performance. We previously identified our CODM as our Chief Executive Officer (“CEO”) and our Chief Operating Officer (“COO”). Following our COO’s retirement on July 4, 2025, our CEO assumed sole responsibility as the CODM. Our reportable segments are: Construction and Materials. The Construction segment focuses on construction and rehabilitation of roads, pavement preservation, bridges, rail lines, airports, marine ports, dams, reservoirs, aqueducts, infrastructure and site development for use by the general public and water-related construction for municipal agencies, commercial water suppliers, industrial facilities and energy companies. It also provides construction of various complex projects including infrastructure and site development, mining, public safety, tunnel, solar, battery storage and other power-related projects. The Materials segment focuses on production and delivery of aggregates, asphalt concrete, liquid asphalt and recycled materials for internal use in our construction projects and for sale to third parties. See Note 21 of “Notes to the Consolidated Financial Statements” for additional information about our reportable segments. The five primary economic drivers of our business are (i) the overall health of the U.S. economy including access to resources (labor, supplies and subcontractors); (ii) federal, state and local public funding levels; (iii) population growth resulting in public and private development; (iv) the need to build, replace or repair aging infrastructure; and (v) the pricing of certain commodity related products. A stagnant or declining economy will generally result in reduced demand for construction and construction materials in the private sector. This reduced demand increases competition for private sector projects and will ultimately also increase competition in the public sector as companies migrate from bidding on scarce private sector work to projects in the public sector. In addition, a stagnant or declining economy tends to produce less tax revenue for public agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements. Some funding sources that have been specifically earmarked for infrastructure spending, such as diesel and gasoline taxes, are not as directly affected by a stagnant or declining economy, unless actual consumption is reduced or gasoline sales tax revenues decline consistent with fuel prices. However, even these can be temporarily at risk as federal, state and local governments take actions to balance their budgets. Conversely, increased levels of public funding as well as an expanding or robust economy will generally increase demand for our services and products and provide opportunities for revenue growth and margin improvement. Critical Accounting Estimates The financial statements included in “Item 8. Financial Statements and Supplementary Data” have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates and related judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates.

32 Granite Construction Incorporated The following are our most critical accounting estimates that involve management judgment and can have significant effects on our reported results of operations. Revenue Recognition Our revenue is primarily derived from construction contracts that can span several quarters or years in our Construction segment and from sales of construction related materials in our Materials segment. We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related ASUs. The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the forecasted revenue and cost to complete each project. Cost estimates for all of our significant projects use a detailed “bottom up” approach. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include: • changes in costs of labor and/or materials; • subcontractor costs, availability and/or performance issues; • extended overhead and other costs due to owner, weather and other delays; • changes in productivity expectations; • changes from original design on design-build projects; • our ability to fully and promptly recover on affirmative claims and back charges for additional contract costs; • a change in the availability and proximity of equipment and materials; • complexity in original design; • length of time to complete the project; • the availability and skill level of workers in the geographic location of the project; • site conditions that differ from those assumed in the original bid; • costs associated with scope changes; and • the customer’s ability to properly administer the contract. The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit and gross profit margin from period to period. Significant changes in revenue and cost estimates, particularly in our larger, more complex, multi-year projects have had, and in the future could have, a significant effect on our profitability. Due to the number of factors that can contribute to changes in estimates of contract cost and profitability, the sensitivity of reported amounts to the assumptions underlying the estimate’s calculation is not reasonably available or meaningful. However, Note 3 of “Notes to the Consolidated Financial Statements” presents the impact material revisions in estimates had on the periods covered by this report. Fair Value Measurement—Acquired Mineral Reserves In 2025, we acquired businesses that included aggregates quarries with significant mineral reserves (See Note 2 of “Notes to the Consolidated Financial Statements”). We accounted for these transactions in accordance with ASC Topic 805, Business Combinations (“ASC 805”), and the preliminary purchase prices were allocated to assets acquired and liabilities assumed based on their estimated fair values as of the respective acquisition dates. This determination of fair value requires us to make estimates and use valuation techniques when a market value is not readily available. We estimate the fair value of acquired mineral reserves using discounted cash flow models which involve significant assumptions such as the forecasted revenues, projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins, and a discount rate. In determining the amount of reserves acquired, evaluations were completed by or under the supervision of qualified person(s) using industry best practices. See “Quarry Properties” under “Item 2. Properties,” for information on our reserves and methodology for estimating aggregate mineral resources and reserves. There are inherent uncertainties related to each of the above listed assumptions, and our judgment in applying them. These assumptions and estimates may change significantly in the future and could result in material impairment charges. Such changes could have a material adverse effect on our financial position and results of operations. With all other factors remaining constant, a 0.5% decrease in the discount rate would cause a $19.5 million increase in the value of the acquired mineral reserves, while a 0.5% increase in the discount rate would cause a $17.6 million decrease in the value of the acquired mineral reserves. With all other factors remaining constant, a 1.0% change in the projected EBITDA margins would cause a $3.8 million increase or decrease in the value of the mineral reserves.

2025 Annual Report 33 Current Economic Environment and Outlook Funding for our public work projects, which account for approximately 85% of our portfolio, is dependent on federal, state, regional and local revenues. At the federal level, the $1.2 trillion Infrastructure Investment and Jobs Act (“IIJA”) has increased federal highway, bridge and transit funding to its highest level in more than six decades with $550 billion in incremental funding over five years. The increased multi-year spending commitment improved the programming visibility for state and local governments and drove an increase in project lettings that started in 2023, and continued through 2025. With the IIJA ending in September of 2026, discussions have begun in Congress concerning a replacement bill.  At state, regional and local levels, voter-approved state and local transportation measures continue to support infrastructure spending. While each market is unique, we see a strong funding environment at the state and local levels aided by the IIJA. In California, our top revenue-generating state, despite overall budgetary concerns, a significant part of the state infrastructure spend is funded through Senate Bill 1 (SB-1), the Road Repair and Accountability Act of 2017, a 10-year, $54.2 billion program, which may only be used for transportation-related purposes, without any sunset provisions. Over the last several years, inflation, supply chain and labor constraints have had a significant impact on the global economy including Granite and others in the construction industry in the United States. Recently, concerns over tariffs have been a major source of uncertainty in the economy. To date, we have not experienced a material financial impact due to tariffs. It is impossible to fully mitigate the potential impacts of the foregoing macro-economic factors and they may negatively impact us in the future. However, where practicable, we have applied proactive measures to mitigate these macro-economic factors, such as fixed forward purchase contracts of oil related inputs, energy surcharges, and adjustment of project schedules for constraints related to construction materials such as concrete. Our Committed and Awarded Projects (“CAP”) balance continues to be strong with $7.0 billion at the end of the fourth quarter of 2025. Our CAP is supported by a positive public funding environment and strength in the private markets we serve, which we believe will provide further opportunities for continued CAP growth in 2026. Acquisitions Cinderlite On October 3, 2025, we completed the acquisition of Cinderlite Trucking Corporation and related assets (“Cinderlite”) for $58.5 million in cash, subject to customary closing adjustments. We purchased all of the outstanding equity interest of Cinderlite, which is a construction materials, landscape supply, and transportation company in Carson City, Nevada. This acquisition aligns with our strategy of enhancing our vertical integration by strengthening our existing home markets. Warren Paving On August 5, 2025, we completed the acquisition of Slats Lucas, LLC and Warren Paving, Inc. (collectively, “Warren Paving”) for $540.0 million in cash, subject to customary closing adjustments. Warren Paving is a vertically-integrated asphalt contractor and aggregate producer with operations along the Gulf Coast and Mississippi River. This acquisition aligns with our strategy to expand our presence into new geographies with future growth opportunities while supporting our existing operations, particularly the Materials segment. Papich Construction On August 5, 2025, we completed the acquisition of Papich Construction Company, Inc. (“Papich Construction”) for $170.0 million in cash, subject to customary closing adjustments. Papich Construction is a provider of construction services and materials in California’s Central Coast and Central Valley regions. This acquisition aligns with our strategy of enhancing our vertical integration by strengthening our existing home markets. Dickerson & Bowen, Inc. On August 9, 2024, we acquired Dickerson & Bowen, Inc. (“D&B”). D&B is an aggregates, asphalt, and highway construction company serving central and southern Mississippi. 2025 Acquisition Financing On August 5, 2025, we entered into the Fifth Amended and Restated Credit Agreement (the “Credit Agreement”), which provided for (1) a $600.0 million senior secured revolving credit facility (the “Revolver”), (2) a $600.0 million senior secured term loan (the “Initial Term Loan”) and (3) an additional $75.0 million senior secured term loan (“Delayed Draw Term Loan”).

The Warren Paving, Papich Construction and Cinderlite acquisitions were funded with proceeds from the Initial Term Loan, the Delayed Draw Term Loan, a $10.0 million draw on our Revolver and from cash on hand. The $10.0 million Revolver draw was repaid during the third quarter and the $75.0 million Delayed Draw Term Loan was repaid on October 31, 2025.

See Note 1 and Note 2 of "Notes to the Consolidated Financial Statements" for further information about the above acquisitions and Note 14 of "Notes to the Consolidated Financial Statements" for further information about the debt transactions.

Results of Operations

Our operations are typically affected more by inclement weather conditions during the first and fourth quarters of our fiscal year which may alter our construction schedules and can create variability in our revenues and profitability.

Years Ended December 31,	2025	2024	2023
(in thousands)			
Total revenue	$4,424,379	$4,007,574	$3,509,138
Gross profit	$ 711,216	$ 572,697	$ 396,399
Selling, general and administrative expenses	$ 407,561	$ 334,162	$ 294,466
Other costs, net (see Note 1 of "Notes to the Consolidated Financial Statements")	$ 41,416	$ 39,936	$ 50,217
Gain on sales of property and equipment, net	$ (20,207)	$ (8,764)	$ (28,346)
Operating income	$ 282,446	$ 207,363	$ 80,062
Total other (income) expense, net	$ (6,381)	$ 11,171	$ 20,208
Amount attributable to non-controlling interests	$ (27,348)	$ (14,097)	$ 14,012
Net income attributable to Granite Construction Incorporated	$ 193,003	$ 126,346	$ 43,599

Revenue

TOTAL REVENUE BY SEGMENT

Years Ended December 31,	2025		2024		2023	
(dollars in thousands)						
Construction	$ 3,654,880	82.6%	$ 3,415,225	85.2%	$ 2,992,254	85.3%
Materials	769,499	17.4	592,349	14.8	516,884	14.7
Total	$ 4,424,379	100.0%	$ 4,007,574	100.0%	$ 3,509,138	100.0%

CONSTRUCTION REVENUE

Years Ended December 31,	2025		2024		2023	
(dollars in thousands)						
Public	$ 2,608,430	71.4%	$ 2,531,379	74.1%	$ 2,064,078	69.0%
Private	1,046,450	28.6	883,846	25.9	928,176	31.0
Total	$ 3,654,880	100.0%	$ 3,415,225	100.0%	$ 2,992,254	100.0%

Construction revenue in 2025 increased by $239.7 million, or 7.0%, compared to 2024. This increase was primarily driven by $112.1 million of construction revenue from our recently acquired businesses, Warren Paving and Papich Construction, during 2025. Additionally, D&B construction revenue increased $23.6 million year-over-year. Our remaining Construction revenue increased year-over-year driven primarily by higher CAP entering the year.

MATERIALS REVENUE

Years Ended December 31,	2025		2024		2023	
(dollars in thousands)						
Aggregates	$ 308,781	40.1%	$ 196,232	33.1%	$ 176,564	34.2%
Asphalt	458,836	59.7	395,798	66.8	339,608	65.7
Other	$ 1,882	0.2%	$ 319	0.1%	$ 712	0.1%
Total	$ 769,499	100.0%	$ 592,349	100.0%	$ 516,884	100.0%

Materials revenue in 2025 increased by $177.2 million, or 29.9%, when compared to 2024. This increase was primarily driven by materials revenue from our recently acquired businesses, Warren Paving, Papich Construction and Cinderlite, of $106.4 million during 2025. Additionally, materials revenue increased due to higher sales volumes and prices in both aggregates and asphalt.

34 | Granite Construction Incorporated

Committed and Awarded Projects

CAP consists of two components: (1) unearned revenue and (2) other awards. Unearned revenue includes the revenue we expect to record in the future on executed contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. We generally include a project in unearned revenue at the time a contract is awarded, the contract has been executed and to the extent we believe funding is probable. Contract options and task orders are included in unearned revenue when exercised or issued, respectively. Certain government contracts where funding is appropriated on a periodic basis are included in unearned revenue at the time of the award when it is probable the contract value will be funded and executed.

Other awards include the general construction portion of construction management/general contractor ("CM/GC") contracts and awarded contracts with unexercised contract options or unissued task orders. The general construction portion of CM/GC contracts are included in other awards to the extent contract execution and funding is probable. Contracts with unexercised contract options or unissued task orders are included in other awards to the extent option exercise or task order issuance is probable. All CAP is in the Construction segment.

December 31,	2025		2024	
(dollars in thousands)				
Unearned revenue	$ 4,123,113	59.2%	$ 3,584,378	67.7%
Other awards	2,846,259	40.8	1,711,689	32.3
Total	$ 6,969,372	100.0%	$ 5,296,067	100.0%

December 31,	2025		2024	
(dollars in thousands)				
Public	$ 6,058,998	86.9%	$ 4,120,821	77.8%
Private	910,374	13.1	1,175,246	22.2
Total	$ 6,969,372	100.0%	$ 5,296,067	100.0%

CAP of $7.0 billion at December 31, 2025 was $1.7 billion, or 32%, higher than December 31, 2024. The most significant additions to CAP during 2025 included $494 million for a highway project in Nevada, $350 million for a drainage improvement project in Illinois, $327 million for two federal projects, $232 million for a water infrastructure project in Nevada, and $225 million for a tunnel project in Kentucky, all of which are for customers in the public sector.

Non-controlling partners' share of CAP as of December 31, 2025 and 2024 was $361.4 million and $331.1 million, respectively.

At December 31, 2025 and 2024, one contract with remaining CAP of $10.0 million or more per project had total forecasted losses with remaining revenue of $25.6 million, or 0.4% of total CAP, and $64.4 million, or 1.2% of total CAP, respectively. Provisions are recognized in the consolidated statements of operations for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue.

Gross Profit

The following table presents gross profit by reportable segment for the respective periods:

Years Ended December 31,	2025	2024	2023
(dollars in thousands)			
Construction	$ 574,178	$ 491,002	$ 325,055
Percent of segment revenue	*15.7%*	*14.4%*	*10.9%*
Materials	137,038	81,695	71,344
Percent of segment revenue	*17.8*	*13.8*	13.8
Total gross profit	$ 711,216	$ 572,697	$ 396,399
Percent of total revenue	*16.1%*	*14.3%*	*11.3%*

2025 Annual Report | 35

Construction gross profit for the year ended December 31, 2025 increased by $83.2 million, or 16.9%, when compared to 2024, primarily due to higher revenue and improved project execution across our project portfolio. We also recognized more net increases from revisions in estimates due to claim settlements than in the prior year. For further discussion of projects with revisions in estimates which individually had an impact of $5.0 million or more on gross profit, see Note 3 of "Notes to the Consolidated Financial Statements." Additionally, construction gross profit from our recently acquired businesses, Warren Paving and Papich Construction, was $11.8 million for the year ended December 31, 2025, including an immaterial amount of purchase accounting-related charges, such as step-up depreciation and intangible asset amortization. See Note 2 of "Notes to the Consolidated Financial Statements" for further information about acquisitions.

Materials gross profit for the year ended December 31, 2025 increased by $55.3 million, or 67.7%, when compared to 2024 and gross profit margin increased to 17.8%. The improvement in gross profit was primarily driven by higher volumes and sales prices in both aggregates and asphalt. The increase was also driven by gross profit from our recently acquired businesses, Warren Paving, Papich Construction, and Cinderlite, of $14.8 million for 2025, which included $7.2 million of purchase accounting-related charges such as step-up depreciation and intangible asset amortization. See Note 2 of "Notes to the Consolidated Financial Statements" for further information about acquisitions.

Selling, General and Administrative Expenses

The following table presents the components of selling, general and administrative expenses for the respective periods:

Years Ended December 31,	2025	2024	2023
(dollars in thousands)			
Salaries and related expenses	$ 212,256	$ 171,835	$ 157,239
Incentive compensation	40,428	32,094	29,364
Stock-based compensation	35,715	17,826	9,753
Other selling, general and administrative expenses	119,162	112,407	98,110
Total selling, general and administrative expenses	$ 407,561	$ 334,162	$ 294,466
Percent of revenue	*9.2%*	*8.3%*	*8.4%*

Selling, general and administrative ("SG&A") expenses include the costs for estimating and bidding, including offsetting customer reimbursements for portions of our selling/bid submission expenses (i.e., stipends), business development, materials facility permits, and costs related to our operational offices that are not allocated to direct contract costs and expenses related to our corporate functions. Other SG&A expenses include travel and entertainment, outside services, information technology, depreciation, occupancy, training, office supplies, changes in the fair market value of our non-qualified deferred compensation plan liability and other miscellaneous expenses. SG&A expenses can vary depending on the volume of projects in process and the number of employees assigned to estimating and bidding activities. As projects are completed or the volume of work slows down, we temporarily redeploy project employees to bid on new projects, moving their salaries and related costs from cost of revenue to selling expenses. SG&A expenses for 2025 increased $73.4 million compared to 2024, primarily due to $40.4 million of higher salaries and related expenses due to increased labor costs, as well as $26.2 million of increased incentive and stock-based compensation due to improved financial performance. Of the total increases, SG&A expenses from acquired businesses increased $11.6 million, including $3.3 million of purchase accounting related depreciation and intangible asset amortization.

Other Costs, net

The following table presents other costs, net for the respective periods:

Years Ended December 31,	2025	2024	2023
(in thousands)			
Other costs, net	$ 41,416	$ 39,936	$ 50,217

Other costs, net mainly consist of acquisition and integration costs and legal costs related to the defense of a former Company officer in his civil litigation with the SEC. Other Costs, net increased by $1.5 million when compared to 2024 primarily due to increased acquisition and integration costs in the current year, partially offset by lower costs associated with the defense of the former Company officer. The SEC and the Company's former officer reached an agreement in January 2026 that resolved the litigation. As a result, we do not expect to incur any further material costs related to this matter. See Note 2 of "Notes to the Consolidated Financial Statements" for further information about acquisitions.

36 | Granite Construction Incorporated

2025 Annual Report 37 Gain on Sales of Property and Equipment, net The following table presents the gain on sales of property and equipment, net for the respective periods: Years Ended December 31, 2025     2024     2023   (in thousands)                       Gain on sales of property and equipment, net $ (20,207) $ (8,764) $ (28,346) Gain on sales of property and equipment, net for the year ended December 31, 2025 increased by $11.4 million when compared to 2024 primarily due to the sale of a property in Utah in 2025. Other (Income) Expense The following table presents the components of other (income) expense, net for the respective periods: Years Ended December 31,   2025     2024     2023   (in thousands)                        Loss on debt extinguishment $ — $ 27,552 $ 51,052 Interest income (26,878) (24,349) (17,538) Interest expense 47,223 29,188 18,462 Equity in income of affiliates, net (14,958) (16,982) (25,748) Other income, net (11,768) (4,238) (6,020)   Total other (income) expense, net $ (6,381) $ 11,171 $ 20,208 During 2025, total other (income) expense, net improved $17.6 million primarily due to the $27.6 million loss on debt extinguishment not recurring in the current year. This was partially offset by $15.5 million of increased interest expense, net of interest income, due to borrowings under the the Initial Term Loan and Delayed Draw Term Loan in 2025. Income Taxes The following table presents the provision for income taxes for the respective periods: Years Ended December 31,   2025     2024     2023   (in thousands)                        Provision for income taxes $ 68,476 $ 55,749 $ 30,267 Effective tax rate 23.7% 28.4% 50.6% Our effective tax rate decreased from 28.4% to 23.7% when compared to 2024 primarily due to a decrease in nondeductible debt extinguishment costs. Amount Attributable to Non-controlling Interests The following table presents the amount attributable to non-controlling interests in consolidated subsidiaries for the respective periods: Years Ended December 31,   2025     2024     2023   (in thousands)                        Amount attributable to non-controlling interests $ (27,348) $ (14,097) $ 14,012 The amount attributable to non-controlling interests represents the non-controlling owners’ share of the net (income) loss of our consolidated construction joint ventures. The increase during 2025 was primarily due to improved profitability on joint venture projects as well as the impact of net increases from revisions in estimates related to consolidated construction joint ventures (see Note 3 of “Notes to the Consolidated Financial Statements”). Prior Years Comparison (2024 to 2023) See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K filed with the SEC on February 14, 2025.

38 Granite Construction Incorporated Liquidity and Capital Resources Our primary sources of liquidity are cash and cash equivalents, investments, available borrowing capacity under our Credit Agreement and cash generated from operations. We may also from time to time issue and sell equity, debt or hybrid securities or engage in other capital markets transactions or sell one or more business units or assets. See Note 14 of the “Notes to the Consolidated Financial Statements” for information on our debt. Our material cash requirements include paying the costs and expenses associated with our operations, servicing outstanding indebtedness, making capital expenditures and paying dividends on our capital stock. We may also from time to time prepay or repurchase outstanding indebtedness, repurchase shares of our common stock or acquire assets or businesses that are complementary to our operations. See Note 2 and Note 17 of the “Notes to the Consolidated Financial Statements” for information on our recent acquisitions and share repurchases, respectively. Our primary contractual obligations are as follows and are further discussed in the referenced “Notes to the Consolidated Financial Statements:” • Asset retirement obligations - see Note 11, Property and Equipment, net • Debt and the associated interest payments – see Note 14, Debt • Operating lease and royalty future minimum payments – see Note 15, Leases • Non-Qualified Deferred Compensation Plan obligations – see Note 16, Employee Benefit Plans In addition to the obligations referenced above, as of December 31, 2025 we had $11.6 million of purchase commitments for equipment and other goods and services not directly connected with our construction contracts, which are individually greater than $50,000 and have an expected fulfillment date after December 31, 2025. Of this, approximately $10.0 million and $1.6 million will be paid in 2026 and 2027, respectively. There are no material purchase commitments in the periods thereafter. We believe our primary sources of liquidity will be sufficient to meet our expected working capital needs, capital expenditures, financial commitments, cash dividend payments and other liquidity requirements associated with our existing operations for the next twelve months. We also believe our primary sources of liquidity, access to debt and equity capital markets and cash expected to be generated from operations will be sufficient to meet our long-term requirements and plans. However, there can be no assurance that sufficient capital will continue to be available or that it will be available on terms acceptable to us. As of December 31, 2025, our cash and cash equivalents consisted of deposits and money market funds held with established national financial institutions and marketable securities consisting of commercial paper, corporate notes and bonds, Municipal notes and bonds and U.S. Government and agency obligations. On August 5, 2025, we entered into the Credit Agreement, which provides for (1) a $600.0 million Revolver, (2) a $600.0 million Initial Term Loan and (3) an additional $75.0 million Delayed Draw Term Loan. On October 3, 2025, we drew the additional $75.0 million Delayed Draw Term Loan, all of which was repaid during 2025. As of December 31, 2025, the $600.0 million Initial Term Loan was outstanding and the total unused availability under our Revolver was $583.2 million, resulting from $16.8 million in issued and outstanding letters of credit and nothing drawn on the Revolver. See Note 14 of “Notes to the Consolidated Financial Statements.” As of December 31, 2025, one of the conditions permitting the holders of the 3.25% Convertible Notes to convert was met. Our common stock traded above 130% of the $77.88 conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on December 31, 2025 (the last trading day of the calendar quarter). The holders of the 3.25% Convertible Notes have the right to convert through March 31, 2026, at which point we will re-evaluate whether the 3.25% Convertible Notes will continue to be convertible in the subsequent calendar quarter. In the event the holders of the 3.25% Convertible Notes elect to convert a portion, or all of their 3.25% Convertible Notes, the principal amount is required to be settled in cash. As a result, the $373.8 million principal amount has been classified as a current liability as of December 31, 2025 in the consolidated balance sheet. Any conversion premium will be satisfied with cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. At current market prices of our common stock, we do not expect holders to elect to convert their notes as the trading price of the notes in the secondary market exceeds the value a holder would receive upon conversion of such notes. In the unlikely event a holder elects to convert, we would use cash on hand or draw on our Revolver as needed.

In evaluating our liquidity position and needs, we also consider cash and cash equivalents held by our consolidated construction joint ventures ("CCJVs"). The following table presents our cash, cash equivalents and marketable securities, including amounts from our CCJVs, as of the respective dates:

December 31,	2025	2024
(in thousands)		
Cash and cash equivalents excluding CCJVs	$383,636	$404,436
CCJV cash and cash equivalents[1]	145,584	173,894
Total consolidated cash and cash equivalents	529,220	578,330
Short-term marketable securities[2]	71,021	7,311
Long-term marketable securities[2]	$ 49,534	$ —
Total cash, cash equivalents and marketable securities	$649,775	$585,641

(1) The volume and stage of completion of contracts from our CCJVs may cause fluctuations in joint venture cash and cash equivalents between periods. The assets of each consolidated and unconsolidated construction joint venture relate solely to that joint venture. The decision to distribute joint venture assets must generally be made jointly by a majority of the members and, accordingly, these assets, including those associated with estimated cost recovery of customer affirmative claims and back charge claims, are generally not available for the working capital needs of Granite until distributed.

(2) All marketable securities were classified as held-to-maturity and consisted of commercial paper, corporate notes and bonds, Municipal notes and bonds and U.S. Government and agency obligations as of December 31, 2025 and U.S. Government and agency obligations as of December 31, 2024.

Granite's portion of CCJV cash and cash equivalents was $90.6 million and $106.0 million as of December 31, 2025 and 2024, respectively. Excluded from the table above is $35.0 million and $28.7 million as of December 31, 2025 and 2024, respectively, of Granite's portion of unconsolidated construction joint venture cash and cash equivalents.

Capital Expenditures

Major capital expenditures are typically for aggregate and asphalt production facilities, aggregate reserves, construction equipment, buildings and leasehold improvements and investments in our information technology systems. The timing and amount of such expenditures can vary based on the progress of planned capital projects, the type and size of construction projects, changes in business outlook and other factors. During the year ended December 31, 2025, we had capital expenditures of $138.3 million, compared to $136.4 million during 2024, a increase of $1.9 million. We currently anticipate 2026 capital expenditures to be between approximately $140 million and $160 million, including approximately $50 million in planned strategic materials investments.

Cash Flows

Years Ended December 31,	2025	2024	2023
(in thousands)			
Net cash provided by (used in):			
Operating activities	$ 468,916	$ 456,343	$ 183,707
Investing activities	$ (993,721)	$ (228,556)	$(359,290)
Financing activities	$ 475,695	$ (67,120)	$ 299,255

Operating activities

As a large infrastructure contractor and construction materials producer, our revenue, gross profit and the resulting operating cash flows can differ significantly from period to period due to a variety of factors, including project progression toward completion, outstanding contract change orders and affirmative claims, and the payment terms of our contracts. Additionally, operating cash flows are impacted by the resolution of uncertainties inherent in the complex nature of the construction work we perform, including claim and back charge settlements. Our working capital assets result from both public and private sector projects. Customers in the private sector can be slower paying than those in the public sector; however, private sector projects generally have higher gross profit as a percentage of revenue. While we typically invoice our customers on a monthly basis, our construction contracts frequently provide for retention that is a specified percentage withheld from each payment by our customers until the contract is completed and the work accepted by the customer.

2025 Annual Report | 39

40 Granite Construction Incorporated Cash provided by operating activities of $468.9 million during 2025 represents a $12.6 million increase in cash provided by operating activities when compared to 2024. The change was primarily attributable to a $93.0 million increase in net income after adjusting for non-cash items. This was partially offset by a $57.4 million decrease in cash provided by working capital, which includes receivables, net contract assets, inventories, other assets, accounts payable and accrued expenses and other liabilities. Additionally, distributions from, net of contributions to, unconsolidated construction joint ventures and affiliates decreased $23.0 million from 2024. Investing activities Cash used in investing activities of $993.7 million during 2025 represents a $765.2 million increase in cash used in investing activities when compared to 2024. The change was primarily due to a $643.2 million increase in cash used related to business acquisitions (see Note 3 of “Notes to the Consolidated Financial Statements”) along with an increase of $140.2 million in cash used in purchases of marketable securities, net of maturities. This increase was slightly offset by a $19.0 million increase in proceeds from sales of property and equipment. Financing activities Cash provided by financing activities of $475.7 million during 2025 represents a $542.8 million increase in cash provided by financing activities when compared to 2024. The change was primarily due to a $589.9 million increase in proceeds from debt issuances, net of debt repayments and related charges. See Note 14 to “Notes to the Consolidated Financial Statements” for further information about our debt transactions and our credit facility. The year over year increase in cash provided by financing activities was slightly offset by an increase in distributions to, net of contributions from, non-controlling partners, of $48.3 million. Derivatives We recognize derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value using Level 2 inputs. See Note 8 to “Notes to the Consolidated Financial Statements” for further information. The capped call transactions related to the 3.75% Convertible Notes and 3.25% Convertible Notes were recorded to equity on our consolidated balance sheets based on the cash proceeds. See Note 14 to “Notes to the Consolidated Financial Statements” for further information. Surety Bonds and Real Estate Mortgages We are generally required to provide various types of surety bonds that provide an additional measure of security under certain public and private sector contracts. At December 31, 2025, approximately $3.9 billion of our $7.0 billion CAP was bonded. Performance bonds do not have stated expiration dates; rather, we are generally released from the bonds when the obligations of the underlying contract have been fulfilled. The ability to maintain bonding capacity requires that we maintain cash and working capital balances satisfactory to our sureties. Our investments in real estate ventures are subject to mortgage indebtedness. This indebtedness is non-recourse to Granite but is recourse to the real estate venture. The terms of this indebtedness are typically renegotiated to reflect the evolving nature of the real estate projects as they progress through acquisition, entitlement, development and leasing. Modification of these terms may include changes in loan-to-value ratios requiring the real estate venture to repay portions of the debt. Our equity-method investments in our foreign affiliates are subject to local bank debt primarily for equipment purchases. This debt is non-recourse to Granite, but it is recourse to the affiliates. The debt associated with our equity-method investments is included in Note 9 of “Notes to the Consolidated Financial Statements.” Covenants and Events of Default Our Credit Agreement requires us to comply with various affirmative, restrictive and financial covenants, including the financial covenants described below. Our failure to comply with these covenants would constitute an event of default under the Credit Agreement. Additionally, the 3.25% Convertible Notes and 3.75% Convertible Notes are governed by the terms and conditions of their respective indentures. Our failure to pay principal, interest or other amounts when due or within the relevant grace period on our 3.25% Convertible Notes, our 3.75% Convertible Notes or our Credit Agreement would constitute an event of default under the 3.25% Convertible Notes indenture, the 3.75% Convertible Notes indenture or the Credit Agreement. A default under our Credit Agreement could result in (i) us no longer being entitled to borrow under such facility; (ii) the termination of such facility; (iii) the requirement that any letters of credit under such facility be cash collateralized; (iv) the acceleration of amounts owed under the Credit Agreement; and/or (v) the foreclosure on any collateral securing the obligations under such facility. A default under the 3.25% Convertible Notes indenture or the 3.75% Convertible Notes indenture could result in acceleration of the maturity of the notes.

2025 Annual Report 41 The financial covenants under the terms of the Credit Agreement require the maintenance of a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio. As of December 31, 2025, we were in compliance with the covenants in the Credit Agreement. Share Repurchase Program As announced on February 3, 2022, on February 1, 2022, the Board of Directors authorized us to purchase up to $300.0 million of our common stock at management’s discretion (the “2022 authorization”). During the year ended December 31, 2025 and 2024, we repurchased 300,200 shares and 524,800 shares, respectively, under the 2022 authorization and $157.6 million remained available under the 2022 authorization as of December 31, 2025. The specific timing and amount of any future repurchases will vary based on market conditions, securities law limitations and other factors. Recently Issued and Adopted Accounting Pronouncements See Note 1 of “Notes to the Consolidated Financial Statements” under the caption Recently Issued and Adopted Accounting Pronouncements. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Our primary exposure to market risk relates to unfavorable changes in interest rates on our variable-rate debt. Fluctuations in interest rates impact the interest expense on our variable-rate debt. We may borrow under the Credit Agreement, at our option, at either (a) term SOFR plus an applicable margin initially and through the delivery of the March 31, 2026 compliance certificate of 1.75% and then ranging from 1.25% to 2.00%, or (b) a base rate plus an applicable margin initially and through the delivery of the March 31, 2026 compliance certificate of 0.75% and then ranging from 0.25% to 1.00%. As of December 31, 2025, there was nothing drawn on the Revolver and $600 million outstanding on the Initial Term Loan. Additionally, in September 2025, we entered into two interest rate swap agreements with a combined notional amount of $350 million. See Note 8 of “Notes to the Consolidated Financial Statements.” These interest rate swap agreements, which are effective January 2026, convert the interest rate on $350 million drawn under our Initial Term Loan from a variable rate plus an applicable margin to a fixed rate of 3.218% plus the same applicable margin. During the term of these interest rate swap agreements, we will be required to make monthly payments to the counterparties when one-month SOFR is below the fixed rate of 3.218% in an amount equal to the difference between the then current one-month SOFR and the fixed rate multiplied by the notional amount and adjusted for the number of days in the month divided by 360, while the counterparties are obligated to make monthly payments to us when one-month SOFR exceeds the fixed rate in an amount equal to the difference between the then current one-month SOFR and the fixed rate multiplied by the notional amount and adjusted for the number of days in the month divided by 360. We may be exposed to credit risk in the derivative financial instruments we use. Credit risk is the failure of the counterparties to perform under the terms of the derivative financial instruments. If the fair value of a derivative financial instrument is positive, the counterparties will owe us, which creates credit risk for us. If the fair value of a derivative financial instrument is negative, we will owe the counterparties and, therefore, do not have credit risk. We seek to minimize the credit risk in derivative financial instruments by entering into transactions with major financial institutions that have high credit ratings. We have historically presented a quantitative measure of our interest rate risk in a tabular disclosure of our interest sensitive assets and liabilities. Beginning with this report, we have revised our interest rate risk disclosure alternative from the tabular format to a sensitivity analysis, which we believe is a more commonly used and easily understood disclosure alternative. There was no sensitivity analysis performed for 2024, as we had no outstanding variable rate debt as of December 31, 2024. As of the hedge effectiveness date in January 2026, $250 million of the $600 million outstanding Initial Term Loan will not be covered by the interest rate swap agreements. If interest rates were to change by 1.0% and our variable rate indebtedness were to remain unchanged, interest expense would increase or decrease by approximately $2.3 million for the next twelve months. See Note 14 of “Notes to the Consolidated Financial Statements” for further discussion on the Credit Agreement.

42 Granite Construction Incorporated Item 8. Financial Statements and Supplementary Data The following consolidated financial statements of Granite and the independent registered public accounting firm’s report are incorporated by reference from Part IV, Item 15(a)(1) and (2): Report of Independent Registered Public Accounting Firm (PCAOB ID 238) Consolidated Balance Sheets Consolidated Statements of Operations Consolidated Statements of Comprehensive Income Consolidated Statements of Shareholders’ Equity Consolidated Statements of Cash Flows Notes to the Consolidated Financial Statements

2025 Annual Report 43 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act) as required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025, the end of the period covered by this report. Management’s Report on Internal Control Over Financial Reporting Our management, including our principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d -15(f). Internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements. Our management, under the supervision and with the participation of our principal executive and principal financial officers, has conducted an evaluation of the effectiveness of our internal control over financial reporting, using the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. The scope of our assessment of the effectiveness of our internal control over financial reporting did not include Warren Paving or Papich Construction as we acquired them on August 5, 2025. The tangible assets acquired from Warren Paving and Papich Construction were 17.5% of consolidated assets as of December 31, 2025 and revenues were 4.8% of consolidated revenue during the year ended December 31, 2025. We excluded Warren Paving and Papich Construction from the scope of our assessment in accordance with the Securities and Exchange Commission’s guidance that allows a recently acquired business to be omitted from the scope of the assessment for one year from the date of its acquisition. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025. Their report is included in Part IV, Item 15(a) of this Form 10-K under the heading “Report of Independent Registered Public Accounting Firm.” Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

44 Granite Construction Incorporated Item 9B. Other Information Trading Arrangements During the three months ended December 31, 2025, the following directors or officers, as defined in Rule 16a-1(f) of the Exchange Act, adopted, modified, or terminated a “Rule 10b5-1 trading arrangement” or a “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408 of Regulation S-K (“Item 408”). On December 3, 2025, Mr. Larkin, the Company’s President and Chief Executive Officer, adopted a Rule 10b5-1 trading arrangement, as such term is defined in Item 408. The aggregate number of shares which may be sold under the plan is equal to 100% of the net shares Mr. Larkin will receive upon vesting of his performance-based LTIP award that will be paid out in March 2026 and 100% of the net shares Mr. Larkin will receive upon vesting of his time-based restricted stock unit awards that will vest on March 14, 2026, including dividend equivalents. The plan will terminate upon the earlier of July 31, 2026 or the completion of all the sales under the plan. On December 4, 2025, Mr. Dowd, the Company’s Senior Vice President, Construction, adopted a Rule 10b5-1 trading arrangement, as such term is defined in Item 408. The aggregate number of shares which may be sold under the plan is 6,075. The plan will terminate upon the earlier of December 31, 2026 or the completion of all the sales under the plan. On December 10, 2025, Ms. Woolsey, the Company’s Executive Vice President and Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement, as such term is defined in Item 408. The aggregate number of shares which may be sold under the plan is equal to 50% of the net shares Ms. Woolsey will receive upon vesting of her performance-based LTIP award, 50% of the net shares Ms. Woolsey will receive upon vesting of her time-based restricted stock unit awards that will vest on March 14, 2026, including dividend equivalents and 2,394 shares. The plan will terminate upon the earlier of May 1, 2026 or the completion of all the sales under the plan. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections None.

2025 Annual Report 45 PART III Item 10. Directors, Executive Officers and Corporate Governance The information required in response to this Item 10 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Item 11. Executive Compensation The information required in response to this Item 11 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required in response to this Item 12 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required in response to this Item 13 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. Item 14. Principal Accountant Fees and Services The information required in response to this Item 14 is incorporated herein by reference to our definitive proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

46 Granite Construction Incorporated PART IV Item 15. Exhibits, Financial Statement Schedules (a) The following documents are filed as part of this report: 1. Financial Statements. The following consolidated financial statements and related documents are filed as part of this report: Financial Statements Page Report of Independent Registered Public Accounting Firm (PCAOB ID 238) F-1 to F-3 Consolidated Balance Sheets F-4 Consolidated Statements of Operations F-5 Consolidated Statements of Comprehensive Income F-6 Consolidated Statements of Shareholders’ Equity F-7 Consolidated Statements of Cash Flows F-9 Notes to the Consolidated Financial Statements F-11 to F-53 2. Financial Statement Schedules. Schedules are omitted because they are not required or applicable, or the required information is included in the Financial Statements or related notes. 3. Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of, or furnished with, this report.

(b)

INDEX TO 10-K EXHIBITS

Exhibit No.		Exhibit Description
2.1	*	Equity Purchase Agreement by and among Granite Construction Incorporated, Roberts Family Companies, Inc., Lehman-Roberts Company, Memphis Stone & Gravel Company, Patrick Nelson, as sellers' representative, and the entities and individuals party thereto [Exhibit 2.1 to the Company's Form 8-K filed on December 5, 2023]
2.2	*	Equity Purchase Agreement, dated August 5, 2025 by and among Granite Construction Incorporated, LMS of Hattiesburg, L.P., Steven M. Warren, Melissa W. McGee and Steven M. Warren, as sellers' representative [Exhibit 2.1 to the Company's Form 8-K filed on August 6, 2025]
3.1	*	Certificate of Incorporation of Granite Construction Incorporated, as amended [Exhibit 3.1.b to the Company's Form 10-Q for the quarter ended June 30, 2006]
3.2	*	Certificate of Amendment to the Certificate of Incorporation of Granite Construction Incorporated [Exhibit 3.1 to the Company's Form 8-K filed on June 9, 2023]
3.3	*	Amended and Restated Bylaws of Granite Construction Incorporated [Exhibit 3.1 to the Company's Form 8-K filed on April 7, 2023]
4.1	*	Indenture (including Form of Note) with respect to Granite Construction Incorporated's 3.75% Convertible Senior Notes due 2028, dated May 11, 2023, by and between Granite Construction Incorporated and Wilmington Trust, National Association, as trustee [Exhibit 4.1 to the Company's Form 8-K filed on May 11, 2023]
4.2	*	Indenture (including Form of Note) with respect to Granite Construction Incorporated's 3.25% Convertible Senior Notes due 2030, dated June 11, 2024, by and between Granite Construction Incorporated and Wilmington Trust, National Association, as trustee [Exhibit 4.1 to the Company's Form 8-K filed on June 12, 2024]
4.3	*	Description of Common Stock [Exhibit 4.2 to the Company's Form 10-K for the year ended December 31, 2019]
10.1	*	Fifth Amended and Restated Credit Agreement, dated as of August 5, 2025, by and among Granite Construction Incorporated, Granite Construction Company and GILC Incorporated, as borrowers, Bank of America, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer, and the lenders and other parties thereto [Exhibit 10.1 to the Company's Form 8-K filed on August 6, 2025]
10.2	*	Fifth Amended and Restated Guaranty Agreement, dated as of August 5, 2025, by and among Granite Construction Incorporated, the other guarantors party thereto and Bank of America, N.A., as administrative agent [Exhibit 10.2 to the Company's Form 8-K filed on August 6, 2025]
10.3	*	Form of 2023 Capped Call Confirmation [Exhibit 10.1 to the Company's Form 8-K filed on May 11, 2023]
10.4	*	Form of 2024 Capped Call Confirmation [Exhibit 10.1 to the Company's Form 8-K filed on June 12, 2024]
10.5	***	Key Management Deferred Compensation Plan II, as amended [Exhibit 10.1 to the Company's Form 10-K filed on February 23, 2024]
10.6	***	Form of Amended and Restated Director and Officer Indemnification Agreement [Exhibit 10.10 to the Company's Form 10-K for the year ended December 31, 2002]

2025 Annual Report | 47

Exhibit No.		Exhibit Description
10.7	***	Granite Construction Incorporated Annual Incentive Plan adopted by the Board of Directors on March 30, 2022 [Exhibit 10.1 to the Company's Form 8-K filed on April 1, 2022]
10.8	†**	Form of Annual Incentive Plan Participation Agreement
10.9	***	Executive Retention and Severance Plan III and Participation Agreement, as amended [Exhibit 10.13 to the Company's Form 10-K filed on February 23, 2024]
10.10	***	Long Term Incentive Plan, effective January 1, 2020 [Exhibit 10.2 to the Company's Form 8-K filed on March 30, 2020]
10.11	***	Form of Long Term Incentive Plan Award Agreement [Exhibit 10.13 to the Company's Form 10-K filed on February 14, 2025]
10.12	***	Granite Construction Incorporated 2021 Equity Incentive Plan [Exhibit 10.2 to the Company's Form 8-K filed on June 4, 2021]
10.13	***	Form of Employee Service Award Restricted Stock Unit Agreement (2021 Equity Incentive Plan) [Exhibit 10.4 to the Company's Form 8-K filed on June 4, 2021]
10.14	***	Form of Employee TSR Award Restricted Stock Unit Agreement (2021 Equity Incentive Plan) [Exhibit 10.5 to the Company's Form 8-K filed on June 4, 2021]
10.15	***	Form of Executive Officer Acknowledgement & Agreement Pertaining to the Granite Construction Incorporated Clawback Policy [Exhibit 10.2 to the Company's Form 8-K filed on October 13, 2023]
10.16	***	Granite Construction Incorporated 2024 Equity Incentive Plan [Exhibit 10.2 to the Company's Form 8-K filed on June 6, 2024]
10.17	***	Form of Non-Employee Director Restricted Stock Unit Agreement [Exhibit 10.3 to the Company's Form 8-K filed on June 6, 2024]
10.18	***	Form of Employee Service Award Restricted Stock Unit Agreement [Exhibit 10.4 to the Company's Form 8-K filed on June 6, 2024]
10.19	***	Form of Employee LTIP Award Restricted Stock Unit Agreement [Exhibit 10.5 to the Company's Form 8-K filed on June 6, 2024]
10.20	***	Separation and Transition Agreement dated September 16, 2024 by and between the Company and Ms. Curtis [Exhibit 10.1 to the Company's Form 8-K filed on September 16, 2024]
10.21	***	Severance Agreement, Release and Waiver, dated July 4, 2025, by and between the Company and Mr. Radich [Exhibit 10.1 to the Company's Form 8-K filed on July 7, 2025]
19	*	Insider Trading Policy [Exhibit 19 to the Company's Form 10-K filed on February 23, 2024]
21	†	List of Subsidiaries of Granite Construction Incorporated
23.1	†	Consent of PricewaterhouseCoopers LLP
31.1	†	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	†	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	††	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

48 | Granite Construction Incorporated

2025 Annual Report 49 Exhibit No. Exhibit Description 95 † Mine Safety Disclosure 97 *** Clawback Policy [Exhibit 10.1 to the Company’s Form 8-K filed on October 13, 2023] 101.INS † Inline XBRL Instance Document 101.SCH † Inline XBRL Taxonomy Extension Schema 101.CAL † Inline XBRL Taxonomy Extension Calculation Linkbase 101.DEF † Inline XBRL Taxonomy Extension Definition Linkbase 101.LAB † Inline XBRL Taxonomy Extension Label Linkbase 101.PRE † Inline XBRL Taxonomy Extension Presentation Linkbase 104 † The cover page from the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included within the Exhibit 101 attachments). * Incorporated by reference **  Compensatory plan or management contract † Filed herewith †† Furnished herewith

50 Granite Construction Incorporated SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. GRANITE CONSTRUCTION INCORPORATED By: /s/ Staci M. Woolsey Staci M. Woolsey Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) Date: February 12, 2026 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated and on the dates indicated. /s/ Michael F. McNally Michael F. McNally, Chairman of the Board and Director February 12, 2026 /s/ Kyle T. Larkin Kyle T. Larkin, President, Chief Executive Officer and Director (Principal Executive Officer) February 12, 2026 /s/ Staci M. Woolsey Staci M. Woolsey, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) February 12, 2026 /s/ Louis E. Caldera Louis E. Caldera, Director February 12, 2026 /s/ Molly C. Campbell Molly C. Campbell, Director February 12, 2026 /s/ Carlos M. Hernandez Carlos M. Hernandez, Director February 12, 2026 /s/ Alan P. Krusi Alan P. Krusi, Director February 12, 2026 /s/ Celeste B. Mastin Celeste B. Mastin, Director February 12, 2026 /s/ Laura M. Mullen Laura M. Mullen, Director February 12, 2026 /s/ J. Timothy Romer J. Timothy Romer, Director February 12, 2026

2025 Annual Report F-1 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of Granite Construction Incorporated Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Granite Construction Incorporated and its subsidiaries (the “Company”) as of December 31, 2025 and December 31, 2024, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

F-2 Granite Construction Incorporated As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Warren Paving and Papich Construction from its assessment of internal control over financial reporting as of December 31, 2025, because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Warren Paving and Papich Construction from our audit of internal control over financial reporting. Warren Paving and Papich Construction are wholly-owned subsidiaries whose total tangible assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 17.5% and 4.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Revenue Recognition—Estimates of the Forecasted Revenue and Costs to Complete for Multi-Year Fixed Price Contracts in the Construction Segment As described in Notes 1, 3, and 4 to the consolidated financial statements, the revenue for the Construction segment for the year ended December 31, 2025 was $3.655 billion, a majority of which related to multi-year fixed price contracts. Revenue in the Construction segment is ordinarily recognized over time as control is transferred to the customers by measuring the progress toward complete satisfaction of the performance obligation(s) using an input (i.e., cost to cost) method. Under the cost to cost method, costs incurred to-date are generally the best depiction of transfer of control. The revenue and profit recognition in a given period depends on management’s estimates of the forecasted revenue and costs to complete each project. Provisions for losses are recognized at the uncompleted performance obligation level for the amount of total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue. The estimates of transaction price and costs to complete each project can vary significantly in the normal course of business as projects progress, circumstances develop and evolve, and uncertainties are resolved. When the Company experiences significant revisions in estimates, management undergoes a process that includes reviewing the nature of the changes. Management generally uses the cumulative catch-up method for changes to the transaction price that are part of a single performance obligation. Under this method, revisions in estimates are accounted for in their entirety in the period of change. The principal considerations for our determination that performing procedures relating to estimates of the forecasted revenue and costs to complete for multi-year fixed price contracts in the Construction segment is a critical audit matter are (i) the significant judgment by management when determining the estimates of forecasted revenue and costs to complete for multi-year fixed price contracts in the Construction segment, and revisions in those estimates and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s estimates of forecasted revenue and costs to complete for multi-year fixed price contracts in the Construction segment, and revisions in those estimates. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s estimates of forecasted revenue and costs to complete for multi-year fixed price contracts in the Construction segment, and revisions in those estimates. These procedures also included, among others, for a sample of multi-year fixed price contracts in the Construction segment, testing management’s process for determining the estimates of forecasted revenue and costs to complete, which included (i) assessing management’s ability to reasonably estimate the forecasted revenue and costs to complete by evaluating management’s methodology and assessing the consistency of management’s approach over the life of the contract and (ii) evaluating the timely identification of circumstances that may warrant a revision to estimated forecasted revenue and costs to complete. Acquisition of Warren Paving—Valuation of Mineral Reserves As described in Note 2 to the consolidated financial statements, on August 5, 2025, the Company completed the acquisition of Warren Paving. The Company allocated the preliminary purchase price of $548.6 million to assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Of the acquired assets, the Company recorded $275.3 million of mineral reserves. The fair value of the mineral reserves was estimated using discounted cash flow models. The significant assumptions used in determining the fair value included forecasted revenues, projected earnings before interest, taxes, depreciation, and amortization (EBITDA) margins, and the discount rate.

2025 Annual Report F-3 The principal considerations for our determination that performing procedures relating to the valuation of mineral reserves acquired in the acquisition of Warren Paving is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the mineral reserves acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to forecasted revenues, projected EBITDA margins, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management’s valuation of the mineral reserves acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the mineral reserves acquired; (iii) evaluating the appropriateness of the discounted cash flow models; (iv) testing the completeness and accuracy of the underlying data used in the discounted cash flow models; and (v) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, projected EBITDA margins, and the discount rate. Evaluating management’s assumptions related to forecasted revenues and the projected EBITDA margins involved considering (i) the current and past performance of the Warren Paving business; (ii) the current and past performance of peer companies; (iii) the consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow models and (ii) the reasonableness of the discount rate assumption. /s/ PricewaterhouseCoopers LLP Houston, Texas February 12, 2026 We have served as the Company’s auditor since 1982.

F-4 Granite Construction Incorporated GRANITE CONSTRUCTION INCORPORATED Consolidated Balance Sheets (dollars in thousands, except share and per share data) December 31,   2025     2024  ASSETS Current assets:   Cash and cash equivalents ($145,584 and $173,894 related to consolidated construction    joint ventures (“CCJVs”)) $ 529,220 $ 578,330   Short-term marketable securities 71,021 7,311   Receivables, net ($37,398 and $33,708 related to CCJVs) 630,392 511,742   Contract assets ($34,057 and $115,834 related to CCJVs) 236,879 328,353   Inventories 143,129 108,175   Equity in unconsolidated construction joint ventures 134,670 140,928   Other current assets ($3,255 and $3,982 related to CCJVs) 66,920 41,824    Total current assets 1,812,231 1,716,663 Property and equipment, net ($4,961 and $6,792 related to CCJVs) 1,260,823 716,184 Long-term marketable securities 49,534 — Investments in affiliates 96,764 94,031 Goodwill 400,814 214,465 Intangible assets 179,548 127,886 Right of use assets 152,678 89,791 Other noncurrent assets 78,001 66,635    Total assets $ 4,030,393 $ 3,025,655 LIABILITIES AND EQUITY Current liabilities:   Current maturities of long-term debt $ 375,896 $ 1,109   Accounts payable ($46,708 and $74,745 related to CCJVs) 430,298 407,223   Contract liabilities ($63,500 and $80,096 related to CCJVs) 327,372 299,671   Accrued expenses and other current liabilities ($2,922 and $4,706 related to CCJVs) 348,179 323,956    Total current liabilities 1,481,745 1,031,959 Long-term debt 963,233 737,939 Long-term lease liabilities 125,733 73,638 Deferred income taxes, net 141,489 13,874 Other long-term liabilities 96,660 88,882 Commitments and contingencies (see Note 20) Equity:   Preferred stock, $0.01 par value, authorized 3,000,000 shares, none outstanding — —   Common stock, $0.01 par value, authorized 150,000,000 shares; issued and outstanding:    43,496,781 shares as of December 31, 2025 and 43,424,646 shares as of December 31, 2024 435 434   Additional paid-in capital 402,391 410,739   Accumulated other comprehensive income (loss) 1,581 (582)   Retained earnings 774,641 604,635    Total Granite Construction Incorporated shareholders’ equity 1,179,048 1,015,226   Non-controlling interests 42,485 64,137    Total equity 1,221,533 1,079,363     Total liabilities and equity $ 4,030,393 $3,025,655 The accompanying notes are an integral part of these consolidated financial statements.

2025 Annual Report F-5 GRANITE CONSTRUCTION INCORPORATED Consolidated Statements of Operations (dollars in thousands, except share and per share data) Years Ended December 31,   2025    2024    2023  Revenue $ 4,424,379 $ 4,007,574 $ 3,509,138 Cost of revenue 3,713,163 3,434,877 3,112,739     Gross profit 711,216 572,697 396,399 Selling, general and administrative expenses 407,561 334,162 294,466 Other costs, net (see Note 1) 41,416 39,936 50,217 Gain on sales of property and equipment, net (20,207) (8,764) (28,346)     Operating income 282,446 207,363 80,062 Other (income) expense:   Loss on debt extinguishment — 27,552 51,052   Interest income (26,878) (24,349) (17,538)   Interest expense 47,223 29,188 18,462   Equity in income of affiliates, net (14,958) (16,982) (25,748)   Other income, net (11,768) (4,238) (6,020)    Total other (income) expense, net (6,381) 11,171 20,208     Income before income taxes 288,827 196,192 59,854 Provision for income taxes 68,476 55,749 30,267      Net income 220,351 140,443 29,587 Amount attributable to non-controlling interests (27,348) (14,097) 14,012       Net income attributable to Granite Construction Incorporated $ 193,003 $ 126,346 $ 43,599 Net income per share attributable to common shareholders (see Note 18):   Basic earnings per share $ 4.42 $ 2.88 $ 0.99   Diluted earnings per share $ 3.86 $ 2.62 $ 0.97 Weighted average shares outstanding:   Basic 43,649 43,846 43,879   Diluted 53,132 52,514 52,565 The accompanying notes are an integral part of these consolidated financial statements.

F-6 Granite Construction Incorporated GRANITE CONSTRUCTION INCORPORATED Consolidated Statements of Comprehensive Income (in thousands) Years Ended December 31,     2025      2024      2023  Net income $ 220,351 $ 140,443 $ 29,587 Other comprehensive income (loss), net of tax   Net realized and unrealized gain (loss) on cash flow hedges, net of tax $ 616 $ 93 $ (184)   Less: reclassification for net gains included in interest expense, net of tax 185 — —    Net change $ 801 $ 93 $ (184)   Foreign currency translation adjustments, net 1,362 (1,556) 277     Other comprehensive income (loss), net of tax $ 2,163 $ (1,463) $ 93 Comprehensive income, net of tax $ 222,514 $ 138,980 $ 29,680   Non-controlling interests in comprehensive (income) loss, net of tax (27,348) (14,097) 14,012 Comprehensive income attributable to Granite Construction Incorporated, net of tax $ 195,166 $ 124,883 $ 43,692 The accompanying notes are an integral part of these consolidated financial statements.

GRANITE CONSTRUCTION INCORPORATED
Consolidated Statements of Shareholders' Equity
(in thousands, except share data)

	Outstanding Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Granite Shareholders' Equity	Non-Controlling Interests	Total Equity
Balances at December 31, 2022	43,743,907	$ 437	$ 470,407	$ 788	$ 481,384	$ 953,016	$ 32,129	$ 985,145
Net income	—	—	—	—	43,599	43,599	(14,012)	29,587
Other comprehensive income	—	—	—	93	—	93	—	93
Repurchases of common stock[1]	(102,413)	(1)	(4,124)	—	—	(4,125)	—	(4,125)
RSUs vested	288,876	3	(3)	—	—	—	—	—
Dividends on common stock ($0.52 per share)	—	—	301	—	(23,139)	(22,838)	—	(22,838)
Capped call transactions	—	—	(39,641)	—	—	(39,641)	—	(39,641)
Redemption of warrants	—	—	(13,201)	—	—	(13,201)	—	(13,201)
Common stock issued in debt extinguishment	1,390,500	14	49,321	—	—	49,335	—	49,335
Exercise of bond hedge	(1,390,516)	(14)	14	—	—	—	—	—
Transactions with non-controlling interests, net	—	—	—	—	—	—	31,551	31,551
Stock-based compensation expense and other	13,764	—	11,060	—	—	11,060	—	11,060
Balances at December 31, 2023	43,944,118	$ 439	$ 474,134	$ 881	$ 501,844	$ 977,298	$ 49,668	$ 1,026,966
Net income	—	$ —	$ —	$ —	$ 126,346	$ 126,346	$ 14,097	$ 140,443
Other comprehensive loss	—	$ —	$ —	$ (1,463)	$ —	$ (1,463)	$ —	$ (1,463)
Repurchases of common stock[1]	(676,842)	$ (6)	$ (50,120)	$ —	$ (505)	$ (50,631)	$ —	$ (50,631)
RSUs vested	398,510	$ 4	$ (4)	$ —	$ —	$ —	$ —	$ —
Dividends on common stock ($0.52 per share)	—	$ —	$ 297	$ —	$ (23,050)	$ (22,753)	$ —	$ (22,753)
Capped call transactions	—	$ —	$ (34,228)	$ —	$ —	$ (34,228)	$ —	$ (34,228)
Redemption of warrants	—	$ —	$ 466	$ —	$ —	$ 466	$ —	$ 466
Common stock issued in debt extinguishment	11,665	$ —	(0)	$ —	$ —	$ —	$ —	$ —
Exercise of bond hedge	(260,883)	$ (3)	$ 3	$ —	$ —	$ —	$ —	$ —
Transactions with non-controlling interests, net	—	$ —	$ —	$ —	$ —	$ —	$ 372	$ 372
Stock-based compensation expense and other	8,078	$ —	$ 20,191	$ —	$ —	$ 20,191	$ —	$ 20,191
Balances at December 31, 2024	43,424,646	$ 434	$ 410,739	$ (582)	$ 604,635	$ 1,015,226	$ 64,137	$ 1,079,363

(1) During the years ended December 31, 2024 and 2023, there were 152,042 shares and 102,413 shares, respectively, withheld related to employee taxes for RSUs vested under our equity incentive plans. During the year ended December 31, 2024, we also repurchased 524,800 shares under the Board approved share repurchase program.

2025 Annual Report | F-7

	Outstanding Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Granite Shareholders' Equity	Non-Controlling Interests	Total Equity
Balances at December 31, 2024	43,424,646	$ 434	$ 410,739	$ (582)	$ 604,635	$ 1,015,226	$ 64,137	$ 1,079,363
Net income	—	—	—	—	193,003	193,003	27,348	220,351
Other comprehensive income	—	—	—	2,163	—	2,163	—	2,163
Repurchases of common stock[1]	(508,779)	(5)	(48,203)	—	—	(48,208)	—	(48,208)
RSUs vested	572,086	6	(6)	—	—	—	—	—
Dividends on common stock ($0.52 per share)	—	—	276	—	(22,997)	(22,721)	—	(22,721)
Transactions with non-controlling interests	—	—	(422)	—	—	(422)	(49,000)	(49,422)
Stock-based compensation expense and other	8,828	—	40,007	—	—	40,007	—	40,007
Balances at December 31, 2025	43,496,781	$ 435	$ 402,391	$ 1,581	$ 774,641	$ 1,179,048	$ 42,485	$ 1,221,533

[1] During the year ended December 31, 2025, there were 208,579 shares withheld related to employee taxes for RSUs vested under our equity incentive plans and 300,200 shares repurchased under the Board approved share repurchase program.

The accompanying notes are an integral part of these consolidated financial statements.

F-8 | Granite Construction Incorporated

GRANITE CONSTRUCTION INCORPORATED
Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,	2025	2024	2023
Operating activities:			
Net income	$ 220,351	$ 140,443	$ 29,587
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	162,433	126,331	92,270
Amortization related to long-term debt	4,590	4,501	2,390
Non-cash loss on debt extinguishment	—	27,552	51,052
Gain on sales of property and equipment, net	(20,207)	(8,764)	(28,346)
Deferred income taxes	23,800	13,655	26,556
Stock-based compensation	39,150	19,595	10,477
Equity in net (income) loss from unconsolidated joint ventures	(7,622)	5,102	18,617
Net income from affiliates	(14,958)	(16,982)	(25,748)
Other non-cash adjustments	863	3,958	5,695
Changes in assets and liabilities:			
Receivables	(38,709)	102,891	(128,099)
Contract assets, net	122,004	(11,468)	49,691
Inventories	(746)	(2,862)	(1,430)
Contributions to unconsolidated construction joint ventures	(9,163)	(7,718)	(21,323)
Distributions from unconsolidated construction joint ventures and affiliates	12,237	33,836	29,337
Other assets, net	(27,685)	9,534	(17,718)
Accounts payable	(20,374)	420	66,828
Accrued expenses and other liabilities, net	22,952	16,319	23,871
Net cash provided by operating activities	$ 468,916	$ 456,343	$ 183,707
Investing activities:			
Purchases of marketable securities	(238,371)	(10,977)	(9,740)
Maturities of marketable securities	125,225	38,000	40,000
Purchases of property and equipment	(138,270)	(136,405)	(140,384)
Proceeds from sales of property and equipment	32,845	13,852	38,109
Acquisitions of businesses, net of cash acquired (see Note 2)	(777,517)	(134,361)	(294,018)
Other investing activities	2,367	1,335	6,743
Net cash used in investing activities	$ (993,721)	$ (228,556)	$ (359,290)
Financing activities:			
Proceeds from long-term debt	685,000	—	305,000
Proceeds from issuance of convertible notes	—	373,750	373,750
Debt principal repayments	(86,113)	(310,498)	(305,118)
Capped call transactions	—	(46,046)	(53,035)
Redemption of warrants	—	(497)	(13,201)
Debt issuance costs	(2,799)	(10,474)	(10,865)
Cash dividends paid	(22,719)	(22,813)	(22,811)
Repurchases of common stock (see Note 17)	(48,208)	(50,631)	(4,124)
Contributions from non-controlling partners	3,345	24,000	43,300
Distributions to non-controlling partners	(53,247)	(25,587)	(14,224)
Other financing activities, net	436	1,676	583
Net cash provided by (used in) financing activities	$ 475,695	$ (67,120)	$ 299,255

(Continued)

2025 Annual Report | F-9

F-10 Granite Construction Incorporated Years Ended December 31,   2025     2024     2023  Net increase (decrease) in cash and cash equivalents (49,110) 160,667 123,672 Cash and cash equivalents at beginning of period 578,330 417,663 293,991 Cash and cash equivalents at end of period $ 529,220 $ 578,330 $ 417,663 Supplementary Information:   Right of use assets obtained in exchange for lease obligations $ 36,771 $ 32,095 $ 39,361   Cash paid during the period for:    Operating lease liabilities $ 33,976 $ 23,707 $ 21,458    Interest $ 36,113 $ 26,072 $ 15,640    Income taxes:     Federal 31,411 18,617 7,571     State:      California 7,497 7,372 2,292      Utah 1,128 207 767      All other states 4,856 2,443 2,772     Foreign and U.S. territories:      Guam 3,415 1,050 950      All other foreign jurisdictions 737 776 516     Total income tax paid, net of refunds received 49,044 30,465 14,868   Other non-cash operating activities:    Performance guarantees $ (21,215) $ (2,361) $ (6,854)    Deferred taxes related to capped call transactions $ — $ 11,818 $ 13,394   Non-cash investing and financing activities:    RSUs issued, net of forfeitures $ 39,995 $ 20,873 $ 11,649    Dividends declared but not paid $ 5,655 $ 5,652 $ 5,713    Contributions from non-controlling partners $ 902 $ 1,959 $ 2,475 The accompanying notes are an integral part of these consolidated financial statements.

2025 Annual Report F-11 GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements 1. Summary of Significant Accounting Policies Description of Business Granite Construction Incorporated is one of the largest diversified, vertically integrated civil contractors and construction materials producers in the United States, engaged in infrastructure projects including the construction of streets, roads, highways, mass transit facilities, airport infrastructure, bridges, dams, power-related facilities, utilities, tunnels, water well drilling and other infrastructure-related projects, site preparation, mining services and infrastructure services for commercial and industrial sites, railways, residential development, energy development, as well as construction management professional services. We own and lease aggregate reserves and own processing plants that are vertically integrated into our construction operations and we also produce construction materials for sale to third parties. Our operations have primary offices located in Alaska, Arizona, California, Canada, Colorado, Florida, Guam, Illinois, Mississippi, Nevada, Tennessee, Texas, Utah and Washington. Unless otherwise indicated, the terms “we,” “us,” “our,” “Company” and “Granite” refer to Granite Construction Incorporated and its wholly-owned and consolidated subsidiaries. Acquisitions On October 3, 2025, we acquired Cinderlite Trucking Corporation and related assets (“Cinderlite”), Cinderlite is a construction materials, landscape supply, and transportation company in Carson City, Nevada. See Note 2 for more information. On August 5, 2025, we acquired Slats Lucas, LLC and Warren Paving, Inc. (collectively, “Warren Paving”). Warren Paving is a vertically-integrated asphalt contractor and aggregate producer with operations along the Gulf Coast and Mississippi River. See Note 2 for more information. On August 5, 2025, we acquired Papich Construction Company, Inc. (“Papich Construction”). Papich Construction is a provider of construction services and materials in California’s Central Coast and Central Valley regions. See Note 2 for more information. On August 9, 2024, we acquired Dickerson & Bowen, Inc. (“D&B”). D&B is an aggregates, asphalt, and highway construction company serving central and southern Mississippi. See Note 2 for more information. On November 30, 2023, we acquired Lehman-Roberts Company and Memphis Stone & Gravel Company (collectively, “LRC/MSG”). LRC/MSG operates strategically located asphalt plants and sand and gravel mines serving the greater Memphis area and northern Mississippi. See Note 2 for more information. Principles of Consolidation The consolidated financial statements include the accounts of Granite Construction Incorporated and its wholly-owned and consolidated subsidiaries. All material inter-company transactions and accounts have been eliminated. Additionally, we participate in various construction joint ventures of which we are a limited member (“joint ventures”). Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. The joint venture agreements typically provide that our interests in any profits and assets and our respective share in any losses and liabilities that may result from the performance of the contracts are limited to our stated percentage interest in the project. However, due to the joint and several nature of the performance obligations under the related owner contracts, if any of the partners fail to perform, we and the remaining partners, if any, would be responsible for performance of the outstanding work (i.e., we provide a performance guarantee). Under our joint venture contractual arrangements, we provide capital to these joint ventures in return for an ownership interest. In addition, partners dedicate resources to the joint ventures necessary to complete the contracts and are reimbursed for their cost. The operational risks of each construction joint venture are passed along to the joint venture members. As we absorb our share of these risks, our investment in each venture is exposed to potential gains and losses. We consolidate joint ventures if we determine that through our participation we have a variable interest and are the primary beneficiary as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. The factors we use to determine the primary beneficiary of a variable interest entity (“VIE”) may include the decision authority of each partner, which partner manages the day-to-day operations of the project and the amount of our equity investment in relation to that of our partners. Although not applicable for any of the years presented, if we determine that the power to direct the significant activities is shared equally by two or more joint venture parties, then there is no primary beneficiary and no party consolidates the VIE.

F-12 Granite Construction Incorporated If we have determined we are not the primary beneficiary of a joint venture but do exercise significant influence, we account for our share of the operations of the unconsolidated construction joint ventures on a pro rata basis in revenue and cost of revenue in the consolidated statements of operations. We record the corresponding investment balance in equity in construction joint ventures in the consolidated balance sheets except when a project is in a loss position, the investment balance is recorded as a deficit in unconsolidated construction joint ventures and is included in accrued expenses and other current liabilities in the consolidated balance sheets. Our investment in unconsolidated construction joint ventures could extend beyond one year and is within the normal operating cycle of the associated construction projects. We account for non-construction unconsolidated joint ventures under the equity method of accounting in accordance with ASC Topic 323, Investments - Equity Method and Joint Ventures, and include our share of the operations in equity in income of affiliates in the consolidated statements of operations and in investment in affiliates in the consolidated balance sheets. We also participate in “line-item” joint venture agreements under which each partner is responsible for performing certain discrete items of the total scope of contracted work. The revenue for each line-item joint venture partners’ discrete items of work is defined in the contract with the project owner and each joint venture partner bears the profitability risk associated only with its own work. There is not a single set of books and records for a line-item joint venture. Each partner accounts for its items of work individually as it would for any self-performed contract. We account for our portion of these contracts as revenue and cost of revenue in the consolidated statements of operations and in relevant balances in the consolidated balance sheets. Use of Estimates in the Preparation of Financial Statements The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates and related judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates. Revenue Recognition Our revenue is primarily derived from construction contracts that can span several quarters or years in our Construction segment and from sales of construction related materials in our Materials segment. We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (“ASUs”) (“Topic 606”). Topic 606 provides for a five-step model for recognizing revenue from contracts with customers as follows: 1. Identify the contract 2. Identify performance obligations 3. Determine the transaction price 4. Allocate the transaction price 5. Recognize revenue Generally, our contracts contain one performance obligation. Contracts with customers in our Materials segment are typically defined by our customary business practices and are valued at the contractual selling price per unit. Our customary business practices are for the delivery of a separately identifiable good at a point in time which is typically when delivery to the customer occurs. Contracts in our Construction segment may contain multiple distinct promises or multiple contracts within a master agreement (e.g., contracts that cross multiple locations/geographies and task orders), which we review at contract inception to determine if they represent multiple performance obligations or multiple separate contracts. This review consists of determining if promises or groups of promises are distinct within the context of the contract, including whether contracts are physically contiguous, contain task orders, purchase or sales orders, termination clauses and/or elements not related to design and/or build. The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring goods and services to the customer. The contractual consideration from customers of our Construction segment may include both fixed amounts and variable amounts (e.g., bonuses/incentives or penalties/liquidated damages) to the extent that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved (i.e., probable and estimable). When a contract has a single performance obligation, the entire transaction price is attributed to that performance obligation. When a contract has more than one performance obligation, the transaction price is allocated to each performance obligation based on estimated relative standalone selling prices of the goods or services at the inception of the contract, which typically is determined using cost plus an appropriate margin. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-13 Subsequent to the inception of a contract in our Construction segment, the transaction price could change for various reasons, including executed or unapproved change orders, and unresolved contract modifications and/or affirmative claims. Changes that are accounted for as an adjustment to existing performance obligations are allocated on the same basis at contract inception. Otherwise, changes are accounted for as separate performance obligation(s) and the separate transaction price is allocated as discussed above. Changes are made to the transaction price from unapproved change orders to the extent the amount can be reasonably estimated and recovery is probable. On certain projects we have submitted and have pending unresolved contract modifications and/or affirmative claims (“affirmative claims”) to recover additional costs and the associated profit, if applicable, to which we believe we are entitled under the terms of contracts with customers, subcontractors, vendors or others. The owners or their authorized representatives and/or other third parties may be in partial or full agreement with the modifications or affirmative claims, or may have rejected or disagree entirely or partially as to such entitlement. Changes are made to the transaction price from affirmative claims with customers to the extent that additional revenue on a claim settlement with a customer is probable and estimable. A reduction to costs related to affirmative claims with non-customers with whom we have a contractual arrangement (“back charges”) is recognized when the estimated recovery is probable and estimable. Recognizing affirmative claims and back charge recoveries requires significant judgments of certain factors including, but not limited to, dispute resolution developments and outcomes, anticipated negotiation results, and the cost of resolving such matters. Generally, performance obligations related to contracts in our Construction segment are satisfied over time because our performance typically creates or enhances an asset that the customer controls as the asset is created or enhanced. We recognize revenue as performance obligations are satisfied and control of the promised good and/or service is transferred to the customer. Revenue in our Construction segment is ordinarily recognized over time as control is transferred to the customers by measuring the progress toward complete satisfaction of the performance obligation(s) using an input (i.e., “cost to cost”) method. Under the cost to cost method, costs incurred to-date are generally the best depiction of transfer of control. All contract costs, including those associated with affirmative claims, change orders and back charges, are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs consist of direct costs on contracts, including labor and materials, amounts payable to subcontractors, direct overhead costs and equipment expense (primarily depreciation, fuel, maintenance and repairs). The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the forecasted revenue and cost to complete each project. Cost estimates for all of our significant projects use a detailed “bottom up” approach. There are a number of factors that can contribute to revisions in estimates of contract cost and profitability. The most significant of these include: • changes in costs of labor and/or materials; • subcontractor costs, availability and/or performance issues; • extended overhead and other costs due to owner, weather and other delays; • changes in productivity expectations; • changes from original design on design-build projects; • our ability to fully and promptly recover on affirmative claims and back charges for additional contract costs; • a change in the availability and proximity of equipment and materials; • complexity in original design; • length of time to complete the project; • the availability and skill level of workers in the geographic location of the project; • site conditions that differ from those assumed in the original bid; • costs associated with scope changes; and • the customer’s ability to properly administer the contract. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-14 Granite Construction Incorporated The foregoing factors, as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit and gross profit margin from period to period. Significant changes in revenue and cost estimates, particularly in our larger, more complex, multi-year projects have had, and can in future periods have, a significant effect on our profitability. All state and federal government contracts and many of our other contracts provide for termination of the contract at the convenience of the party contracting with us, with provisions to pay us for work performed through the date of termination including demobilization cost. Costs to obtain our contracts (“pre-bid costs”) that are not expected to be recovered from the customer are expensed as incurred and included in selling, general and administrative expenses in our consolidated statements of operations. Although unusual, pre- bid costs that are explicitly chargeable to the customer even if the contract is not obtained are included in accounts receivable in our consolidated balance sheets when we are notified that we are not the low bidder with a corresponding reduction to selling, general and administrative expenses in our consolidated statements of operations. Unearned Revenue Unearned revenue represents the aggregate amount of the transaction price allocated to unsatisfied or partially unsatisfied performance obligations at the end of a reporting period. We generally include a project in our unearned revenue at the time a contract is awarded, the contract has been executed and to the extent we believe funding is probable. Certain contracts contain contract options that are exercisable at the option of our customers without requiring us to go through an additional competitive bidding process or contain task orders related to master contracts under which we perform work only when the customer awards specific task orders to us. Contract options and task orders are included in unearned revenue when exercised or issued, respectively. As of December 31, 2025 and 2024, unearned revenue was $4.1 billion and $3.6 billion, respectively. Approximately $3.0 billion of the December 31, 2025 unearned revenue is expected to be recognized within the next twelve months and the remaining amount will be recognized thereafter. Substantially all of the contracts in our unearned revenue may be canceled or modified at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past. Many projects are added to unearned revenue and completed within the same fiscal quarter or year and, therefore, may not be reflected in our beginning or ending unearned revenue. Balance Sheet Classifications Prepaid expenses and amounts receivable and payable under construction contracts (principally retentions) that may exist over the duration of the contract and could extend beyond one year are included in current assets and liabilities. A one-year time period is used as the basis for classifying all other current assets and liabilities. Cash and Cash Equivalents Cash equivalents are securities having maturities of three months or less from the date of purchase. Our access to joint venture cash may be limited by the provisions of the joint venture agreements. Contract Assets Our contract assets include costs and estimated earnings in excess of billings as well as amounts due under contractual retention provisions. Costs and estimated earnings in excess of billings represent amounts earned and reimbursable under contracts, including customer affirmative claim recovery estimates, and have a conditional right for billing and payment such as achievement of milestones or completion of the project. Generally, with the exception of customer affirmative claims, such unbilled amounts will become billable according to the contract terms and generally will be billed and collected over the next twelve months. Settlement with the customer of outstanding affirmative claims is dependent on the claims resolution process and could extend beyond one year. Based on our historical experience, we generally consider the collection risk related to billable amounts to be low. However, when events or conditions indicate that it is probable that the amounts become unbillable, the transaction price and associated contract asset is reduced. Certain contracts in our Construction segment include retention provisions to provide assurance to our customers that we will perform in accordance with the contract terms and are not considered a financing benefit under ASC Topic 606. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work or products by the customer. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-15 Marketable Securities We determine the classification of our marketable securities at the time of purchase and re-evaluate these determinations at each balance sheet date. Our marketable securities are fixed income marketable securities and are classified as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity investments are stated at amortized cost and are periodically assessed for other-than-temporary impairment. Amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and is included in interest income. The cost of securities redeemed or called is based on the specific identification method. Derivative Instruments We recognize derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value using Level 2 inputs. To receive hedge accounting treatment, derivative instruments that are designated as cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. We formally document our hedge relationships at inception, including identification of the hedging instruments and the hedged items, our risk management objectives and strategies for undertaking the hedge transaction, and the initial quantitative assessment of the hedging instrument’s effectiveness in offsetting changes in the fair value of the hedged items. The effective portion of the gain or loss on cash flow hedges is reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified to the consolidated statements of operations when the periodic hedged cash flows are settled. Adjustments to fair value on derivative instruments that are not part of a designated hedging relationship are reported through the consolidated statements of operations. We do not enter into derivative instruments for speculative or trading purposes. The 2023 capped call transactions associated with the 3.75% convertible senior notes due 2028 (the “3.75% Convertible Notes”) and the 2024 capped call transactions associated with the 3.25% convertible senior notes due 2030 (the “3.25% Convertible Notes”) are indexed to our stock and meet the equity classification requirements per ASC Topic 815, Derivatives and Hedging. These capped call transactions were recorded to equity in our consolidated balance sheets and are not accounted for as a bifurcated derivative. They will not be remeasured as long as they continue to meet the conditions for equity classification. Fair Value of Financial Assets and Liabilities We measure and disclose certain financial assets and liabilities at fair value. ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 describes three levels of inputs that may be used to measure fair value: Level 1–Quoted prices in active markets for identical assets or liabilities. Level 2–Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3–Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. We utilize the active market approach to measure fair value for our financial assets and liabilities. We report separately each class of assets and liabilities measured at fair value on a recurring basis and include assets and liabilities that are disclosed but not recorded at fair value in the fair value hierarchy. Allowance for Credit Losses Financial assets, which potentially subject us to credit losses, consist primarily of short and long-term marketable securities, receivables, contract assets and long-term notes receivables included in other noncurrent assets in our consolidated balance sheets. We measure expected credit losses of financial assets based on historical loss and other information available to management using a loss rate method applied to asset groups with categorically similar risk characteristics. These expected credit losses are recorded GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-16 Granite Construction Incorporated to an allowance for credit losses valuation account that is deducted from receivables and contract assets to present the net amount expected to be collected on the financial asset in the consolidated balance sheets. Concentrations of Credit Risk Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents, marketable securities, accounts receivable and contract assets. We maintain our cash and cash equivalents and our marketable securities with several financial institutions. We invest with high credit quality financial institutions and, by policy, limit the amount of credit exposure to any one financial institution. During the years ended December 31, 2025, 2024 and 2023, our largest volume customer, including both prime and subcontractor arrangements, was the California Department of Transportation (“Caltrans”). Revenue recognized from contracts with Caltrans during the years ended December 31, 2025, 2024 and 2023 represented $446.6 million (10.1% of total revenue), $567.6 million (14.2% of total revenue), and $458.2 million (13.1% of total revenue), respectively, which was primarily in the Construction segment. Other than Caltrans, none of our customers, including both prime and subcontractor arrangements, had revenue that individually exceeded 10% of total revenue during the year ended December 31, 2025, December 31, 2024, or December 31, 2023. The majority of our receivables are from customers concentrated in the United States. None of our customers had a receivable balance in excess of 10% of our total net receivables as of December 31, 2025 and 2024. Certain construction contracts include retention provisions that were included in contract assets as of December 31, 2025 and 2024 in our consolidated balance sheets. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work or products by the owners. The majority of the December 31, 2025 contract retention balance disclosed in Note 6 is expected to be collected within one year. We perform ongoing credit evaluations of our customers and generally do not require collateral, although the law provides us the ability to file mechanics’ liens on real property improved for private customers in the event of non-payment by such customers. Foreign Currency Transactions and Translation In the periods presented we had operations in Mexico and Canada which involved exposure to possible volatile movements in foreign currency exchange rates. We account for foreign currency exchange transactions and translation in accordance with ASC Topic 830, Foreign Currency Matters. In the third quarter of 2023, we began the wind down of our international mineral services operations which operated in Mexico and Canada. Our Materials Segment continues to have international operations in Canada. In Mexico, most of our customer contracts and a significant portion of our costs were denominated in U.S. dollars; therefore, the functional currency was U.S. dollars. In Canada, the functional currency is the local currency. Foreign currency transactions are remeasured into the functional currency with gains and losses included in other income, net in the consolidated statements of operations. The impact from foreign currency transactions was immaterial for 2025, 2024 and 2023. Assets and liabilities in functional currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated into U.S. dollars at average foreign currency exchange rates prevailing during the reporting periods. The translation adjustments from functional currency to U.S. dollars are reported in accumulated other comprehensive income on the consolidated balance sheets. Inventories Inventories relating to our operations consist primarily of quarry products, contract-specific materials and water well drilling materials, supplies, as well as mineral extraction and drilling supplies located primarily in the U.S. Cost of inventories are valued at the lower of average cost or net realizable value. We reserve quarry products based on estimated quantities of materials on hand in excess of approximately one year of demand. Investments in Affiliates Each investment accounted for under the equity method of accounting is reviewed for impairment in accordance with ASC Topic 323, Investments—Equity Method and Joint Ventures. We account for our share of the operating results of the equity method investments in equity in income from affiliates, net in the consolidated statements of operations and as a single line item in the consolidated balance sheets as investments in affiliates. Our investments in affiliates include foreign entities, real estate ventures and an asphalt terminal entity. These investments are evaluated for impairment using the other-than-temporary impairment model, GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-17 which requires an impairment charge to be recognized if our investment’s carrying amount exceeds its fair value, and the decline in fair value is deemed to be other than temporary. Recoverability is measured by comparison of carrying amounts to future undiscounted cash flows the investments are expected to generate. Events or changes in circumstances which would cause us to review undiscounted future cash flows include, but are not limited to: • significant adverse changes in legal factors or the business climate and • current period cash flow or operating losses combined with a history of losses, or a forecast of continuing losses associated with the use of the asset. In addition, events or changes in circumstances specifically related to our real estate ventures, include: • significant decreases in the market price of the asset; • accumulation of costs significantly in excess of the amount originally expected for the acquisition, development or construction of the asset; and • significant changes to the development or business plans of a project. Future undiscounted cash flows and fair value assessments for our foreign entities and for the asphalt terminal entity are estimated based on market conditions and the political climate. Future undiscounted cash flows and fair value assessments for our real estate ventures are estimated based on entitlement status, market conditions, cost of construction, debt load, development schedules, status of joint venture partners and other factors applicable to the specific project. Fair value is estimated based on the expected future cash flows attributable to the asset or group of assets and on other assumptions that market participants would use in determining fair value, such as market discount rates, transaction prices for other comparable assets, and other market data. Our estimates of cash flows may differ from actual cash flows due to, among other things, fluctuations in interest rates, decisions made by jurisdictional agencies, economic conditions, or changes to our business operations. Property and Equipment Property and equipment are stated at cost. Depreciation for construction and other equipment is calculated using accelerated methods over lives ranging from three to ten years, and the straight-line method over lives from two to twenty years for the remaining depreciable assets. We believe that accelerated methods best approximate the service provided by the construction and other equipment. Depletion of quarry property is based on the usage of depletable reserves. We frequently sell property and equipment that has reached the end of its useful life or no longer meets our needs, including depleted quarry property. At the time that an asset or an asset group meets the held for sale criteria as defined by ASC Topic 360, Property, Plant, and Equipment, depreciation is discontinued and we write it down to fair value less cost to sell, if the fair value is below the carrying value. Fair value is estimated by a variety of factors including, but not limited to, market comparative data, historical sales prices, broker quotes and third-party valuations. If material, such property is separately disclosed in the consolidated balance sheets, otherwise it is held in property and equipment until sold. The cost and accumulated depreciation or depletion of property sold or retired is removed from the consolidated balance sheets and the resulting gains or losses, if any, are reflected in operating income in the consolidated statements of operations for the period. In the case that we abandon an asset, an amount equal to the carrying amount of the asset, less salvage value, if any, will be recognized as expense in the period that the asset was abandoned. Repairs and maintenance are expensed as incurred. Costs related to the development of internal-use software during the preliminary project and post-implementation stages are expensed as incurred. Costs incurred during the application development stage are capitalized. These costs consist primarily of software, hardware and consulting fees, as well as salaries and related costs. Amounts capitalized are reported as a component of office furniture and equipment within property and equipment in the consolidated balance sheets. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which ranges from three to seven years. During the years ended December 31, 2025, 2024 and 2023, we capitalized $10.9 million, $6.9 million, $10.1 million and, respectively, of internal-use software development and related hardware costs. Long-lived Assets We review property and equipment and identifiable intangible assets for impairment at an asset group level whenever events or changes in circumstances indicate the carrying amount of an asset group may not be recoverable. Recoverability of these asset groups is measured by comparison of their carrying amounts to the future undiscounted cash flows the asset groups are expected to generate. If the asset groups are considered to be impaired, an impairment charge will be recognized equal to the amount by GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-18 Granite Construction Incorporated which the carrying amount of the asset group exceeds fair value. We group construction and plant equipment assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets. When an individual asset or group of assets is determined to no longer contribute to its vertically integrated construction and plant equipment asset group, it is assessed for impairment independently. As of December 31, 2025, identifiable intangible assets, which primarily include customer relationships, trademarks/trade names and permits, are being amortized over useful lives of one to thirty years. All identifiable intangible assets are amortized on a straight-line basis. Goodwill We account for business combinations using the acquisition method, under which the purchase price of an acquired company is allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of tangible and intangible assets acquired and liabilities assumed is allocated to goodwill. The determination of fair values of assets acquired and liabilities assumed requires us to make estimates and use valuation techniques when a market value is not readily available. Our recently acquired companies have been included as follows: Warren Paving has been included in newly created reporting units, Warren Paving Construction and Warren Paving Materials, while Papich Construction and Cinderlite businesses have been incorporated into the Legacy reporting units. As of December 31, 2025, we had six reporting units in which goodwill was recorded as follows: • Legacy Construction • Legacy Materials • Granite Southeast Construction • Granite Southeast Materials • Warren Paving Construction • Warren Paving Materials We perform our goodwill impairment tests annually as of November 1 and more frequently when events and circumstances occur that indicate a possible impairment of goodwill. Examples of such events or circumstances include, but are not limited to, the following: • a significant adverse change in the business climate; • a significant adverse change in legal factors or an adverse action or assessment by a regulator; • a more likely than not expectation that a segment or a significant portion thereof will be sold; or • the testing for recoverability of a significant asset group within the segment. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, we can elect to perform a qualitative assessment to test a reporting unit’s goodwill for impairment or perform a quantitative impairment test. Based on a qualitative assessment, if we determine that the fair value of a reporting unit is more likely than not to be less than its carrying amount, the quantitative impairment test will be performed. In performing the quantitative goodwill impairment tests, we calculate the estimated fair value of the reporting unit in which the goodwill is recorded using the discounted cash flows and market multiple methods. The estimated fair value is compared to the carrying amount of the reporting unit, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit’s carrying amount over the fair value is recognized as a non-cash impairment charge. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-19 Judgments inherent in these methods include the determination of appropriate discount rates, the amount and timing of expected future cash flows, revenue and margin growth rates, and appropriate benchmark companies. The cash flows used in our discounted cash flow model are based on five-year financial forecasts developed internally by management adjusted for market participant-based assumptions. Our discount rate assumptions are based on an assessment of the equity cost of capital and appropriate capital structure for our reporting units. To assess for reasonableness, we compare the estimated fair values of the reporting units to our current market capitalization. For our 2025 annual goodwill impairment test, we elected to perform a qualitative assessment on our Legacy Construction and Legacy Materials reporting units and it was determined that no impairment indicators existed and it was more likely than not that the fair values were greater than the carrying amounts; therefore, no quantitative goodwill impairment test was performed for these reporting units. Factors we considered in our qualitative assessment were macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers and changes in the composition or carrying amount of the reporting unit’s net assets. We performed quantitative goodwill impairment tests on both of our Granite Southeast reporting units. We calculated the estimated fair value using the discounted cash flows and market multiple methods. These tests indicated that the estimated fair values of these reporting units exceeded their carrying amounts and we concluded that goodwill was not impaired. Under ASC 350, goodwill acquired in a business combination is required to be tested in the reporting unit’s next annual impairment assessment date or if a triggering event occurs. For the reporting units associated with Warren Paving, management evaluated whether any triggering events occurred between the acquisition date and year-end and concluded that no events or circumstances existed that would indicate it is more likely than not that the carrying amounts of the newly formed reporting units exceeded their fair value. During the first quarter of 2024, we reorganized our operational structure to more closely align with our two reportable segments, Construction and Materials. We performed quantitative goodwill impairment tests on the affected reporting units immediately before and after the reorganization. These reporting units previously aligned with our operating group structure, but have now been combined into two legacy reporting units, Construction and Materials. For each of the affected reporting units, we calculated the estimated fair value consistent with the annual impairment assessment using the discounted cash flows and market multiple methods. These tests indicated that the estimated fair values of the affected reporting units exceeded their carrying amounts. For our 2024 annual goodwill impairment test, we elected to perform a qualitative assessment on our Legacy Construction and Legacy Materials reporting units and it was determined that no impairment indicators existed and it was more likely than not that the fair values were greater than the carrying amounts; therefore, no quantitative goodwill impairment test was performed for these reporting units. Factors we considered in our qualitative assessment were macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers and changes in the composition or carrying amount of the reporting unit’s net assets. We performed quantitative goodwill impairment tests on both of our Granite Southeast reporting units. We calculated the estimated fair value using the discounted cash flows and market multiple methods. These tests indicated that the estimated fair values of these reporting units exceeded their carrying amounts and we concluded that goodwill was not impaired. For our 2023 annual goodwill impairment test, we elected to perform a qualitative assessment on each of our reporting units and we determined that it was more likely than not that the fair values were greater than the carrying amounts; therefore, no quantitative goodwill impairment test was performed for these reporting units. Factors we considered in our qualitative assessment were macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers and changes in the composition or carrying amount of the reporting unit’s net assets. In the third quarter of 2023, in connection with our decision to wind down our international mineral services operations, we performed an interim goodwill impairment test on the former Mountain Group Construction reporting unit, which resulted in a $4.5 million non-cash impairment charge. This charge is included in Other costs, net in the consolidated statements of operations. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-20 Granite Construction Incorporated Right of use Assets and Lease Liabilities A lease contract conveys the right to use an underlying asset for a period of time in exchange for consideration. At inception, we determine whether a contract contains a lease by determining if there is an identified asset and if the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. At lease commencement, we measure and record a lease liability equal to the present value of the remaining lease payments, generally discounted using the borrowing rate on our secured debt as the implicit rate is not readily determinable on many of our leases. We use a quarterly maturity discount rate if it is not materially different than the discount rates applied to each of the leases in the portfolio. On the lease commencement date, the amount of the right of use assets consists of the following: • the amount of the initial measurement of the lease liability; • any lease payments made at or before the commencement date, minus any lease incentives received; and • any initial direct costs incurred. On a quarterly basis, we determine if subcontractor, vendor or service provider agreements contain embedded leases by assessing if an asset is explicitly or implicitly specified in the agreement and the counterparty has the right to substitute the asset. Most of our lease contracts do not have the option to extend or renew. We assess the option for individual leases, and we generally consider the base term to be the term of lease contracts. Lease contracts may contain non-lease components for which we elected to include both the lease and non-lease components as a single component and account for it as a lease. Contract Liabilities Our contract liabilities consist of billings in excess of costs and estimated earnings, net of the related contract retention and provisions for losses. Billings in excess of costs and estimated earnings are billings to customers on contracts in advance of work performed, including advance payments negotiated as a contract condition. Generally, unearned project-related costs will be earned over the next twelve months. Provisions for losses are recognized in the consolidated statements of operations at the uncompleted performance obligation level for the amount of total estimated losses in the period that evidence indicates that the estimated total cost of a performance obligation exceeds its estimated total revenue. Asset Retirement Obligations We account for the costs related to legal obligations to reclaim aggregate mining sites and other facilities by recording our estimated asset retirement obligation at fair value using Level 3 inputs, capitalizing the estimated liability as part of the related asset’s carrying amount and allocating it to expense over the asset’s useful life. Warranties Many of our construction contracts contain warranty provisions covering defects in equipment, materials, design or workmanship that generally run for less than two years after our customer accepts the contract. Because of the nature of our projects, including contract owner inspections of the work both during construction and prior to acceptance, we have not experienced material warranty costs for these short-term warranties and, therefore, do not believe an accrual for these costs is necessary. Certain construction contracts carry longer warranty periods, ranging from two to ten years, for which we have accrued an estimate of warranty cost. Our warranty liability is estimated based on our experience with the type of work and any known risks relative to the project. Total warranty liability was immaterial as of December 31, 2025 and 2024. Accrued Insurance Costs We carry insurance policies to cover various risks, including general liability, automobile liability, workers compensation and employee medical expenses under which we are liable to reimburse the insurance company for certain losses. The amounts for which we are liable range from the first $0.5 million to $1.5 million per occurrence. We accrue for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends, modified, if necessary, by recent events. The establishment of accruals for estimated losses associated with our insurance policies are based on actuarial studies that include known facts and interpretations of circumstances, including our experience with similar cases and historical trends involving claim payment patterns, pending levels of unpaid claims, claim severity, frequency patterns and changing regulatory and legal environments. Changes in our loss assumptions caused by changes in actual experience would affect our assessment of the ultimate liability and could have an effect on our operating results and financial position. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-21 Surety Bonds We generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain public and private sector contracts. Performance bonds do not have stated expiration dates; rather, we are generally released from the bonds after the owner accepts the work performed under contract. The ability to maintain bonding capacity to support our current and future level of contracting requires that we maintain cash and working capital balances satisfactory to our sureties. Performance Guarantees The agreements with our joint venture partners (“partner(s)”) for both construction joint ventures and line item joint ventures define each partner’s management role and financial responsibility in the project. The amount of operational exposure is generally limited to our stated ownership interest. However, due to the joint and several nature of the performance obligations under the related owner contracts, if any of the partners fail to perform, we and the remaining partners, if any, would be responsible for performance of the outstanding work (i.e., we provide a performance guarantee). We estimate our liability for performance guarantees for our unconsolidated and line item joint ventures using estimated partner bond rates, which are Level 2 inputs, and include them in accrued expenses and other current liabilities with a corresponding increase in equity in construction joint ventures in the consolidated balance sheets. We reassess our liability when and if changes in circumstances occur. The liability and corresponding asset are removed from the consolidated balance sheets upon completion and customer acceptance of the project. Circumstances that could lead to a loss under these agreements beyond our stated ownership interest include the failure of a partner to contribute additional funds to the venture in the event the project incurs a loss or additional costs that we could incur should a partner fail to provide the services and resources that it had committed to provide in the agreement. We are not able to estimate amounts that may be required beyond the remaining cost of the work to be performed. These costs could be offset by billings to the customer or by proceeds from our partners’ corporate and/or other guarantees. Contingencies We are currently involved in various claims and legal proceedings. Loss contingency provisions are recorded if the potential loss from any asserted or un-asserted claim or legal proceeding is considered probable and the amount can be reasonably estimated. If a potential loss is considered probable but only a range of loss can be determined, the low-end of the range is recorded. These accruals represent management’s best estimate of probable loss. Disclosure is also provided when it is reasonably possible and estimable that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the amount recorded. Significant judgment is required in both the determination of probability of loss and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to claims and litigation and may revise our estimates. We expense associated legal costs as they are incurred. See Note 20 for additional information. Stock-Based Compensation We measure and recognize compensation expense, net of forfeitures, over the requisite vesting periods for all stock-based payment awards made and we recognize forfeitures as they occur. Stock-based compensation is included in selling, general and administrative expenses and cost of revenue on our consolidated statements of operations. Other Costs Other costs, net in the consolidated statements of operations are expensed as they are incurred and include legal fees for the defense of a former Company officer in his civil litigation with the Securities and Exchange Commission, reorganization costs, strategic acquisition and integration expenses and non-cash impairment charges. In addition to the aforementioned costs, 2023 also included a litigation charge. Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Disproportionate income tax effects which are stranded in accumulated other comprehensive income will be released using the item-by-item approach. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-22 Granite Construction Incorporated We report a liability in accrued expenses and other current liabilities and in other long-term liabilities in the consolidated balance sheets for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in interest expense and other income, net in the consolidated statements of operations. Computation of Earnings per Share Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares include common share equivalents under the equity incentive plans and common share equivalents issuable under our 3.25% Convertible Notes, 3.75% Convertible Notes and our 2.75% convertible senior notes due 2024 (“2.75% Convertible Notes”) using the if-converted method. See Note 14 for further discussion of the convertible notes. Convertible Notes ASU 2020-06 simplified the accounting for convertible instruments resulting in accounting for convertible debt instruments as a single liability measured at its amortized cost. We adopted ASU 2020-06 effective January 1, 2022, using the modified retrospective transition approach under which financial results reported in prior periods were not adjusted. Upon adoption of this new accounting guidance, the 2.75% Convertible Notes were accounted for entirely as a liability, and the issuance costs were accounted for wholly as debt issuance costs. Recently Issued Accounting Pronouncements We closely monitor all ASUs issued by the FASB and other authoritative guidance. In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public companies to disclose additional information about certain expenses in the notes to financial statements, enhancing transparency and providing more detailed insights for investors and other stakeholders. This ASU is effective commencing with our annual report for the year ending December 31, 2027, and quarterly periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures. In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments. The new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures. In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which amended the guidance in ASC 810 to require entities to consider the existing factors in ASC 805 when identifying the accounting acquirer in a transaction achieved primarily through an exchange of equity interests in which the legal acquiree is a variable interest entity (VIE) that meets the definition of a business. The guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those fiscal years. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements. In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provided a practical expedient for all entities for the calculation of current expected credit losses on current accounts receivable and current contract assets. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements. In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which aims to modernize the guidance to better align with current software development practices. The amendments will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-23 In November 2025, the FASB issued ASU 2025‑08, Financial Instruments—Losses: Purchased Loans, which requires purchased seasoned loans to be accounted for using a gross-up approach, aiming to enhance comparability and consistency in accounting for acquired financial assets. The amendment should be applied prospectively. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements. In November 2025, the FASB issued ASU 2025‑09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which enhances hedge accounting guidance to better align with entities’ risk management strategies. The amendments expand eligibility for grouping forecasted transactions under a “similar risk” criterion, introduce a “choose‑your‑rate” approach for variable‑rate debt, permit designation of certain nonfinancial variable price components, clarify treatment of combined derivative structures, and restore dual‑hedge capability for foreign‑currency‑denominated debt. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements. Recently Adopted Accounting Pronouncements In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which requires that a joint venture apply a new basis of accounting upon formation. As a result, a newly formed joint venture, upon formation, would initially measure its assets and liabilities at fair value. This ASU is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. We adopted this ASU prospectively and it did not have a material impact on our consolidated financial statements. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments intended to improve the effectiveness of income tax disclosures. We adopted this ASU retrospectively for the year ended December 31, 2025. See Note 19 for more information. 2. Acquisitions We accounted for our recent acquisitions in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The preliminary purchase prices were allocated to assets acquired and liabilities assumed based on their estimated fair values as of the respective acquisition dates. The purchase price allocations for Cinderlite, Warren Paving and Papich Construction are preliminary and have not been finalized due to the recent timing of these acquisitions, as certain information is pending as of the date of this filing to finalize estimates of fair value of certain assets acquired and liabilities assumed. As we continue to integrate the acquired businesses, we may obtain additional information on the acquired tangible and identifiable intangible net assets which, if significant, may require revisions to preliminary valuation assumptions, estimates and the resulting fair values presented herein. We expect to finalize purchase price accounting in the 12 months following each acquisition. Cinderlite Trucking Corporation On October 3, 2025, we completed the acquisition of Cinderlite, for $58.5 million in cash, subject to customary closing adjustments. We purchased all of the outstanding equity interest of Cinderlite, which is a construction materials, landscape supply, and transportation company in Carson City, Nevada. This acquisition aligns with our strategy of enhancing our vertical integration by strengthening an existing home market. Based on the preliminary purchase price allocation, the tangible assets acquired and liabilities assumed were $65.4 million and $6.5 million, respectively. The most significant asset was property and equipment of $59.1 million. We recorded $0.3 million in goodwill that was allocated to our Materials segment and will be tax deductible for income tax purposes. Cinderlite’s customers are in both the public and private sectors. Cinderlite’s results have been included in the Materials segments since the acquisition date. Revenue attributable to Cinderlite for the year ended December 31, 2025 was $4.5 million. Gross profit attributable to Cinderlite for the year ended December 31, 2025 was $1.1 million. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-24 Granite Construction Incorporated Warren Paving Acquisition On August 5, 2025, we completed the acquisition of Warren Paving for $540.0 million in cash, subject to customary closing adjustments. We purchased all of the outstanding equity interests in Warren Paving, which is a vertically-integrated asphalt contractor and aggregate producer with operations along the Gulf Coast and Mississippi River. This acquisition aligns with our strategy to expand our presence into new geographies with future growth opportunities while supporting our existing operations, particularly the Materials segment. Warren Paving’s customers are in both the public and private sectors. Warren Paving’s results have been included in the Construction and Materials segments since the acquisition date. Revenue attributable to Warren Paving for the year ended December 31, 2025 was $129.7 million. Gross profit attributable to Warren Paving for the year ended December 31, 2025 was $21.1 million. Preliminary Purchase Price Allocation The following table presents the preliminary purchase price allocation: (in thousands) Assets:   Cash and cash equivalents $ 4,217   Receivables 38,564   Contract assets 609   Inventories 28,425   Other current assets 112   Property and equipment(1) 420,007   Right of use assets 54,867   Other noncurrent assets 5,767    Total tangible assets 552,568   Identifiable intangible assets 46,800 Liabilities:   Accounts payable 21,059   Contract liabilities 2,217   Accrued expenses and other current liabilities 13,360   Long-term lease liabilities 46,630   Deferred income taxes, net 103,017   Other long-term liabilities 7,000    Total liabilities assumed 193,283     Total tangible and identifiable intangible net assets acquired 406,085   Goodwill 142,498      Preliminary purchase price(2) $ 548,583 (1)  Included in the property and equipment acquired is $275.3 million of mineral reserves. The fair value of the mineral reserves was estimated using discounted cash flow models. The significant assumptions used in determining the fair value included forecasted revenues, projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins, and the discount rate. (2)  The preliminary purchase price includes customary closing adjustments. Goodwill Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. The factors that contributed to the recognition of goodwill from this acquisition include strengthening and expanding our vertically- integrated Southeast home market and the assembled workforce. We recorded $142.5 million of goodwill, none of which is tax deductible. Of the acquired goodwill, $29.2 million was allocated to the Construction segment and $113.3 million was allocated to the Materials segment. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

Identifiable Intangible Assets

The following table lists identifiable intangible assets from the Warren Paving acquisition that are included in intangible assets in the consolidated balance sheets as of December 31, 2025 (in thousands):

	Useful Lives (Years)	Gross Value	Accumulated Amortization	Net Value
Customer relationships	20	$ 12,700	$ (260)	$ 12,440
Trademarks/trade name	10	9,700	(404)	9,296
Permits	10	20,000	(833)	19,167
Backlog	1	4,400	(1,294)	3,106
Total identifiable intangible assets		$ 46,800	$ (2,791)	$ 44,009

The amortization expense related to the acquired identifiable intangible assets for the year ended December 31, 2025 was included in cost of revenue and selling, general and administrative expenses in the consolidated statements of operations. All of the acquired identifiable intangible assets will be amortized on a straight-line basis. Amortization expense related to the acquired identifiable intangible asset balances at December 31, 2025 is expected to be recorded in the future as follows: $6.7 million in 2026, $3.6 million in each year from 2027 to 2030; and $22.9 million thereafter.

Pro Forma Financial Information (Unaudited)

The unaudited pro forma financial information in the table below summarizes the combined results of operations of Granite and Warren Paving as though the companies had been combined as of January 1, 2024. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2024, nor does it intend to be a projection of future results.

(Unaudited - in thousands)	Years Ended December 31,	
	2025	2024
Revenue	$ 4,574,200	$ 4,246,964
Net income attributable to Granite Construction Incorporated	$ 197,367	$ 94,539

These amounts have been calculated after applying Granite's accounting policies and adjusting the results of Warren Paving to reflect the additional depreciation and amortization that would have been recorded assuming the fair value adjustments to property and equipment and intangible assets had been applied starting on January 1, 2024. Additionally, these amounts reflect adjustment for additional interest that would have been incurred as a result of incurring debt for the acquisition over the periods in the pro forma financial information. Acquisition-related expenses related to Warren Paving that were incurred during the year ended December 31, 2025 are reflected in the year ended December 31, 2024 due to the assumed timing of the transaction. The statutory tax rate of 26% was used for both 2025 and 2024 for the pro forma adjustments.

During the year ended December 31, 2025, we incurred $13.9 million of acquisition-related costs associated with the Warren Paving acquisition which were primarily related to professional services and are included in Other costs, net on the consolidated statements of operations.

Papich Construction Acquisition

On August 5, 2025, we completed the acquisition of Papich Construction for $170.0 million in cash, subject to customary closing adjustments. We purchased all of the issued and outstanding common stock of Papich Construction, which is a provider of construction services and materials in California's Central Coast and Central Valley regions. This acquisition aligns with our strategy of enhancing our vertical integration by strengthening our existing home markets. Papich Construction's customers are in both the public and private sectors.

Papich Construction's results have been included in the Construction and Materials segments since the acquisition date. Revenue attributable to Papich Construction for the year ended December 31, 2025 was $84.4 million. Gross profit attributable to Papich Construction for the year ended December 31, 2025 was $4.4 million.

2025 Annual Report | F-25

F-26 Granite Construction Incorporated Preliminary Purchase Price Allocation For the purpose of this allocation, the contractual purchase price has been adjusted to exclude $9.8 million in cash acquired and include customary closing adjustments, resulting in a preliminary purchase price of $178.0 million. Based on our preliminary purchase price allocation, the net tangible and identifiable intangible assets acquired were $118.3 million and $17.0 million, respectively, resulting in acquired goodwill of $42.7 million, all of which is expected to be tax deductible. The identifiable intangible assets acquired consisted of backlog, permits and customer relationships. Of the acquired goodwill, $6.0 million is in the Materials segment and $36.7 million is in the Construction segment. The most significant assets acquired were $84.6 million of property and equipment and $33.6 million of accounts receivable. The factors that contributed to the recognition of goodwill from this acquisition include the strengthening of our vertically- integrated California home market and the assembled workforce. Pro Forma Financial Information (Unaudited) The unaudited pro forma financial information in the table below summarizes the combined results of operations of Granite and Papich Construction as though the companies had been combined as of January 1, 2024. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2024, nor does it intend to be a projection of future results. (Unaudited - in thousands) Years Ended December 31,   2025  2024  Revenue $ 4,529,717 $ 4,151,931 Net income attributable to Granite Construction Incorporated $ 200,961 $ 127,888 These amounts have been calculated after applying Granite’s accounting policies and adjusting the results of Papich Construction to reflect the additional depreciation and amortization that would have been recorded assuming the fair value adjustments to property and equipment and intangible assets had been applied starting on January 1, 2024. Additionally, these amounts reflect adjustment for additional interest that would have been incurred as result of incurring debt for the acquisition over the periods in the pro forma financial information. Acquisition-related expenses related to Papich Construction that were incurred during the year ended December 31, 2025 are reflected in the year ended December 31, 2024 due to the assumed timing of the transaction. The statutory tax rate of 26% was used for both 2025 and 2024 for the pro forma adjustments. During the year ended December 31, 2025, we incurred $3.3 million, of acquisition-related costs associated with the Papich Construction acquisition which were primarily related to professional services and are included in Other costs, net on the consolidated statements of operations. Dickerson & Bowen, Inc. On August 9, 2024, we completed the acquisition of Dickerson & Bowen, Inc. (“D&B”) for $125.5 million in cash, subject to customary closing adjustments. D&B is an aggregates, asphalt and highway construction company serving central and southern Mississippi which expanded our footprint in that region. D&B’s customers are in both the public and private sectors. D&B’s results have been included in the Construction and Materials segments since the acquisition date. Revenue attributable to D&B for the years ended December 31, 2025 and 2024 were $73.6 million and $37.8 million, respectively. Gross profit attributable to D&B for the years ended December 31, 2025 and 2024 were $8.4 million and $9.5 million, respectively. Pro Forma Financial Information (Unaudited) The unaudited pro forma financial information in the table below summarizes the combined results of operations of Granite and D&B as though the companies had been combined as of January 1, 2023. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on January 1, 2023, nor does it intend to be a projection of future results. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-27 (unaudited, in thousands, except per share amounts) Years Ended December 31,   2024  2023  Revenue $ 4,062,791 $ 3,614,443 Net income attributable to Granite Construction Incorporated $ 134,470 $ 41,119 These amounts have been calculated after applying Granite’s accounting policies and adjusting the results of D&B to reflect the additional depreciation and amortization that would have been recorded assuming the fair value adjustments to property and equipment and intangible assets had been applied starting on January 1, 2023. Acquisition and integration expenses related to D&B that were incurred during the year ended December 31, 2024 are reflected in the year ended December 31, 2023 due to the assumed timing of the transaction. The statutory tax rate of 26% was used for both 2024 and 2023 for the pro forma adjustments. During the years ended December 31, 2025 and 2024, we incurred an immaterial amount and $2.5 million of acquisition and integration expenses included in Other costs, net associated with the D&B acquisition which were primarily related to professional services. Purchase Price Allocation For the purpose of the purchase price allocation, the contractual purchase price has been adjusted to exclude $4.0 million of cash acquired and include closing adjustments, resulting in an updated preliminary purchase price of $121.2 million. The tangible and identifiable intangible assets acquired, net of liabilities assumed, were $24.9 million and $27.9 million, respectively. This generated acquired goodwill of $68.4 million, none of which is tax deductible. The most significant assets acquired were $38.1 million of property and equipment and an $18.2 million customer relationship intangible asset. We finalized the purchase price allocation during the third quarter of 2025. Goodwill Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets. Of the acquired goodwill, $47.2 million is in the Materials segment and $20.7 million is in the Construction segment. The factors that contributed to the recognition of goodwill from this acquisition include strengthening and expanding our vertically integrated southeast home market as well as expected synergies. Identifiable Intangible Assets The following table lists identifiable intangible assets from the D&B acquisition that are included in intangible assets in the consolidated balance sheets as of December 31, 2025 (in thousands): Useful Lives (Years)  Gross Value     Accumulated Amortization     Net Value   Customer relationships 20 $ 18,200 $ (1,289) $ 16,911 Trademarks/trade name 10 7,500 (1,063) 6,437 Permits 10 1,600 (227) 1,373   Total intangible assets $ 27,300 $ (2,579) $ 24,721 The fair value of customer relationships was estimated as of the acquisition date utilizing the multi-period excess earnings method. This method discounts to present value the projected cash flows attributable to the customer relationships. The significant estimates and assumptions used in determining the fair value included discount rates, revenue growth rates, projected EBITDA margins and customer revenue attrition rates. The amortization expense related to the acquired identifiable intangible assets for the year ended December 31, 2025 was included in cost of revenue and selling, general and administrative expenses in the consolidated statements of operations. All of the acquired identifiable intangible assets will be amortized on a straight-line basis. Amortization expense related to the acquired identifiable intangible asset balances at December 31, 2025 is expected to be recorded in the future as follows: $1.8 million in each year from 2026 to 2030; and $15.6 million thereafter. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

LRC/MSG

On November 30, 2023, we completed the acquisition of LRC/MSG for $278.0 million, subject to customary closing adjustments, plus an estimated amount related to tax make-whole agreements with the seller. We purchased all of the outstanding equity interests in LRC/MSG. The businesses are longstanding asphalt paving and asphalt and aggregates producers and suppliers. LRC/MSG operates strategically located asphalt plants and sand and gravel mines serving the greater Memphis area and northern Mississippi. LRC/MSG's results have been included in the Construction and Materials segments since the acquisition date and their customers are in both the public and private sectors.

3. Revisions in Estimates

Our profit recognition related to construction contracts is based on estimates of transaction price and costs to complete each project. These estimates can vary significantly in the normal course of business as projects progress, circumstances develop and evolve, and uncertainties are resolved. Changes in estimates of transaction price and costs to complete may result in the reversal of previously recognized revenue if the current estimate adversely differs from the previous estimate. In addition, the estimated or actual recovery related to estimated costs associated with unresolved affirmative claims and back charges may be recorded in future periods or may be at values below the associated cost, which can cause fluctuations in the gross profit impact from revisions in estimates.

When we experience significant revisions in our estimates, we undergo a process that includes reviewing the nature of the changes to ensure that there are no material amounts that should have been recorded in a prior period rather than as revisions in estimates for the current period. For revisions in estimates, generally we use the cumulative catch-up method for changes to the transaction price that are part of a single performance obligation. Under this method, revisions in estimates are accounted for in their entirety in the period of change. There can be no assurance that we will not experience further changes in circumstances or otherwise be required to revise our estimates in the future.

In our review of these changes for the years ended December 31, 2025, 2024 and 2023, we did not identify any material amounts that should have been recorded in a prior period.

The projects with increases and decreases from revisions in estimates, which individually had an impact of $5.0 million or more on gross profit, are summarized as follows (dollars in millions, except per share data):

Increases

Years Ended December 31,	2025	2024	2023
Number of projects with upward estimate changes	8	3	1
Range of increase in gross profit from each project, net	$5.6 – 10.9	$6.1 – 10.3	$ 8.1
Increase to project profitability, net	$ 64.9	$ 25.6	$ 8.1
Increase to net income	$ 51.0	$ 18.3	$ 6.9
Amounts attributable to non-controlling interests	$ 6.5	$ —	$ 3.2
Increase to net income attributable to Granite Construction Incorporated	$ 44.5	$ 18.3	$ 3.6
Increase to net income per diluted share attributable to common shareholders	$ 0.84	$ 0.35	$ 0.07

The increases during the year ended December 31, 2025 were due to settlement of outstanding claims, decreases in estimated costs from mitigated risks, production at a higher rate than anticipated, acceleration of project schedule and changes in the estimated transaction price related to contract modifications resulting from revisions to project work plans. The increase during the year ended December 31, 2024 were due to changes in the estimated amount of probable recovery on outstanding claims, production at a higher rate than anticipated and changes in the estimated transaction price related to contract modifications resulting from revisions to project work plans, permitting and scheduling. The increase during the year ended December 31, 2023 was due to decreases in estimated costs from mitigated risks.

F-28 | Granite Construction Incorporated

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

Decreases

Years Ended December 31,	2025	2024	2023
Number of projects with downward estimate changes	3	4	6
Range of reduction in gross profit from each project, net	$6.0 – 15.2	$5.6 – 24.2	$5.1 – 54.9
Decrease to project profitability, net	$ 33.5	$ 50.2	$ 96.9
Decrease to net income	$ 25.6	$ 37.0	$ 79.6
Amounts attributable to non-controlling interests	$ —	$ 3.9	$ 29.8
Decrease to net income attributable to Granite Construction Incorporated	$ 25.6	$ 33.1	$ 49.8
Decrease to net income per diluted share attributable to common shareholders	$ 0.48	$ 0.63	$ 0.95

The decreases during the year ended December 31, 2025 were due to additional costs related to changes in project duration, net of change in estimated probable recovery, lower productivity than originally anticipated, and increased labor and materials costs. The decreases during the year ended December 31, 2024 were due to additional costs related to changes in project duration, lower productivity than originally anticipated and increased labor and materials costs. The decreases during the year ended December 31, 2023 were due to a change in the estimated amount of probable recovery on an outstanding claim, additional costs related to changes in project durations, lower productivity than originally anticipated, increased labor and materials costs and disputed work being performed where there are ongoing legal claims.

4. Disaggregation of Revenue

In addition to disaggregating revenue by reportable segment (see Note 21), we further disaggregate Construction segment revenue by customer type and Materials segment revenue by product line. We believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

Construction Segment Disaggregation by Customer Type

Customers in our Construction segment are predominantly in the public sector which includes certain federal agencies, state departments of transportation, local transit authorities, county and city public works departments and school districts. Our private sector customers include, but are not limited to, developers, utilities and private owners of industrial, commercial and residential sites.

Materials Segment Disaggregation by Product Line

The Materials segment focuses primarily on production of aggregates, recycled materials, asphalt concrete and liquid asphalt. In 2025, we began disaggregating Materials segment revenue by product line. Our Aggregate product line includes aggregates, barge delivery and recycled materials. Our Asphalt product line includes asphalt concrete and liquid asphalt. Revenue from these product lines includes freight and delivery costs that we pass along to our customers. Other includes immaterial amounts of revenue from products and services that are not considered to be core product lines.

2025 Annual Report | F-29

F-30 Granite Construction Incorporated The following table presents our revenue disaggregated by reportable segment, by customer type for our Construction segment and product line for our Materials segment: Years ended December 31, (in thousands)   2025     2024     2023  Construction segment revenue:     Public $ 2,608,431 $ 2,531,379 $ 2,064,078   Private 1,046,449 883,846 928,176    Total Construction segment revenue   3,654,880 3,415,225 2,992,254 Materials segment revenue:     Aggregates 308,781 196,232 176,564   Asphalt 458,836 395,798 339,608   Other 1,882 319 712    Total Materials segment revenue 769,499 592,349 516,884   Total revenue   $ 4,424,379 $ 4,007,574 $ 3,509,138 5. Unearned Revenue The following table presents our unearned revenue disaggregated by customer type as of the respective periods: (in thousands)   December 31, 2025     December 31, 2024   Public   $ 3,628,561 $ 2,801,273 Private   494,552 783,105 Total   $ 4,123,113 $ 3,584,378 All unearned revenue is in the Construction segment. Approximately $3.0 billion of the December 31, 2025 unearned revenue is expected to be recognized within the next twelve months and the remaining amount will be recognized thereafter. 6. Contract Assets and Liabilities As a result of changes in contract transaction price related to performance obligations that were satisfied or partially satisfied prior to the end of the periods we recognized revenue of $169.1 million, $220.7 million and $147.4 million during the years ended December 31, 2025, 2024 and 2023, respectively. The changes in contract transaction price were from items such as executed or estimated change orders, contract modifications and claims. As of December 31, 2025 and 2024, the aggregate claim recovery estimates included in contract asset and liability balances were $19.4 million and $46.6 million, respectively. The components of the contract asset balances as of the respective dates were as follows: (in thousands)   December 31, 2025     December 31, 2024   Costs in excess of billings and estimated earnings $ 73,079 $ 139,436 Contract retention 163,800 188,917 Total contract assets $ 236,879 $ 328,353 GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-31 The decrease in contract assets is primarily due to decreased costs in excess of billings and estimated earnings mainly resulting from resolution of claims. The balances in costs in excess of billings and estimated earnings relate to disputed work on certain ongoing projects. In addition, contract retention decreased primarily due to the collection of $29.2 million from Brightline Trains Florida LLC in the first quarter of 2025. As of December 31, 2025 and December 31, 2024, no contract retention receivable individually exceeded 10% of total contract assets. The majority of the contract retention balance is expected to be collected within one year. As work is performed, revenue is recognized and the corresponding contract liabilities are reduced. During the years ended December 31, 2025, 2024 and 2023, we recognized revenue of $350.5 million, $276.6 million and $191.8 million, respectively, that was included in the contract liability balances at December 31, 2024, 2023 and 2022, respectively. The components of the contract liability balances as of the respective dates were as follows: (in thousands)   December 31, 2025     December 31, 2024  Billings in excess of costs and estimated earnings $ 320,593 $ 288,495 Provisions for losses 6,779 11,176 Total contract liabilities $ 327,372 $ 299,671 The increase in contract liabilities is primarily due to increases in billings in excess of costs on new projects partially offset by reductions in provisions for losses as certain loss projects progress towards completion. 7. Receivables, net Receivables include billed and unbilled amounts for services provided to clients for which we have an unconditional right to payment as of the end of the applicable period and generally do not bear interest. The following table presents major categories of receivables: (in thousands)   December 31, 2025     December 31, 2024  Contracts completed and in progress:   Billed $ 297,157 $ 250,656   Unbilled 174,434 127,776    Total contracts completed and in progress 471,591 378,432 Materials sales 89,945 55,770 Other 70,484 78,309    Total gross receivables 632,020 512,511 Less: allowance for credit losses 1,628 769    Total net receivables $ 630,392 $ 511,742 Included in other receivables at December 31, 2025 and 2024 were items such as estimated recovery from back charge claims, notes receivable, and income and other tax refunds receivable. Other receivables at both December 31, 2025 and 2024 also included $25.0 million of working capital contributions in the form of a loan to a partner in one of our unconsolidated joint ventures, plus accrued interest. None of our customers had a receivable balance in excess of 10% of our total net receivables as of December 31, 2025 or December 31, 2024. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-32 Granite Construction Incorporated 8. Fair Value Measurement The following tables summarize significant assets and liabilities measured at fair value in the consolidated balance sheets on a recurring basis for each of the fair value measurement levels (in thousands):     Fair Value Measurement at Reporting Date Using   December 31, 2025   Level 1     Level 2    Level 3     Total  Cash equivalents:   Money market funds $ 231,865 $ — $ — $ 231,865 Other current assets:    Interest rate swaps $ — $ 830 $ — $ 830    Total assets $ 231,865 $ 830 $ — $ 232,695 Accrued and other current liabilities:   Heating oil swaps $ — $ 122 $ — $ 122    Total liabilities $ — $ 122 $ — $ 122 December 31, 2024 Cash equivalents:   Money market funds $ 73,031 $ — $ — $ 73,031    Total assets $ 73,031 $ — $ — $ 73,031 Accrued and other current liabilities:   Heating oil swaps — 531 — 531   Diesel collars — 177 — 177    Total liabilities $ — $ 708 $ — $ 708 Interest Rate Swaps In September 2025, we entered into two interest rate swaps designated as cash flow hedges with an effective date of January 2026. The two cash flow hedges had a combined initial notional amount of $350 million and mature in January of 2029. The interest rate swaps are designed to convert the interest rate on our Term Loan (as defined below) under our Fifth Amended and Restated Credit Agreement (the “Credit Agreement”) (See Note 14) from a variable interest rate of Secured Overnight Financing Rate (“SOFR”) plus an applicable margin to a fixed rate of 3.218% plus the same applicable margin. The interest rate swap is measured at fair value on the consolidated balance sheet using the income approach, which discounts the future net cash settlements expected under the derivative contracts to a present value. These valuations primarily utilize indirectly observable inputs, including contractual terms, interest rates, and yield curves observable at commonly quoted intervals. Commodity Derivatives We have entered into collar contracts and commodity swaps to reduce our price exposure on diesel consumption and heating oil consumption, respectively. The collars and swaps were not designated as hedges and will be treated as a mark-to-market derivative instruments through their maturity dates. The financial statement impact of the collar contracts and commodity swaps for the years ended December 31, 2025 and 2024 was immaterial. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

Other Assets and Liabilities

The carrying values and estimated fair values of financial instruments that are not required to be recorded at fair value in the consolidated balance sheets were as follows:

	December 31, 2025			December 31, 2024	
(in thousands)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:					
Held-to-maturity marketable securities[1]					
Corporate notes and bonds	Level 1	$ 59,477	$ 59,757	$ —	$ —
U.S. Government and agency obligations	Level 1	$ 10,001	$ 10,006	$ 7,311	$ 7,312
Commercial paper	Level 1	$ 39,202	$ 39,198	$ —	$ —
Municipal notes and bonds	Level 1	$ 11,875	$ 11,890	$ —	$ —
Liabilities (including current maturities):					
3.75% Convertible Notes[2]	Level 2	$373,750	$950,013	$373,750	$738,724
3.25% Convertible Notes[2]	Level 2	$373,750	$597,206	$373,750	$491,582
Credit Agreement—Term Loan[2]	Level 3	$600,000	$602,265	$ —	$ —
Credit Agreement—Revolver[2]	Level 3	$ —	$ —	$ —	$ —

(1) All marketable securities were classified as held-to-maturity as of the periods presented. Of the above balances, $71.0 million and $7.3 million were short-term marketable securities on our consolidated balance sheets as of December 31, 2025 and 2024, respectively and $49.5 million were long-term marketable securities on our consolidated balance sheets as of December 31, 2025. Our long-term marketable securities have varying maturities between one and three years.

(2) The fair values of our 3.25% Convertible Notes and our 3.75% Convertible Notes are based on the median price of the notes in an active market. The fair value of the Credit Agreement is based on borrowing rates available to us for long-term loans with similar terms, average maturities, and credit risk. See Note 14 for more information about our convertible notes and the Credit Agreement.

The carrying value of marketable securities approximates their fair value as determined by market quotes. Rates currently available to us for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The carrying value of receivables and other amounts arising out of normal contract activities, including retentions, which may be settled beyond one year, is estimated to approximate fair value.

At least annually, we measure certain nonfinancial assets and liabilities at fair value on a nonrecurring basis. As of December 31, 2025 and 2024, the nonfinancial assets and liabilities included our asset retirement and reclamation obligations, as well as assets and corresponding liabilities associated with performance guarantees. Asset retirement and reclamation obligations were measured using Level 3 inputs and performance guarantees were measured using Level 2 inputs.

Asset retirement and reclamation obligations were initially measured using internal discounted cash flow calculations based upon our estimates of future retirement costs. To determine the fair value of the obligation, we estimate the cost for a third-party to perform the legally required reclamation including a reasonable profit margin. This cost is then increased for future estimated inflation based on the estimated years to complete and discounted to fair value using present value techniques with a credit-adjusted, risk-free rate. In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. We review reclamation obligations at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. See Note 11 for details of the asset retirement obligation balances.

We estimate our liability for performance guarantees for our unconsolidated construction joint ventures and line item joint ventures using estimated partner bond rates, which are Level 2 inputs, and include them in accrued expenses and other current liabilities (see Note 13) with a corresponding increase in equity in construction joint ventures in the consolidated balance sheets. See Note 1 for further discussion of performance guarantees.

During the years ended December 31, 2025 and 2024, we had no material nonfinancial asset and liability fair value adjustments.

2025 Annual Report | F-33

F-34 Granite Construction Incorporated 9. Construction Joint Ventures We participate in various construction joint ventures. As discussed in Note 1, we have determined that certain of these joint ventures are consolidated because they are VIEs and we are the primary beneficiary. We continually evaluate whether there are changes in the status of the VIEs or changes to the primary beneficiary designation of the VIE. Based on our assessments during the years ended December 31, 2025, 2024 and 2023, we determined no change was required for existing joint ventures. Due to the joint and several nature of the performance obligations under the related owner contracts, if any of our partners fail to perform, we and the remaining partners, if any, would be responsible for performance of the outstanding work (i.e., we provide a performance guarantee). At December 31, 2025, there was $46.4 million of remaining contract value on unconsolidated and line item construction joint venture contracts of which $15.9 million represented our share and the remaining $30.5 million represented our partners’ share. We are not able to estimate amounts that may be required beyond the current remaining forecasted cost of the work to be performed. These forecasted costs could be offset by billings to the customer or by proceeds from our partners’ corporate and/or other guarantees. See Note 13 for disclosure of the performance guarantee amounts recorded in the consolidated balance sheets and Note 1 for additional discussion regarding performance guarantees. Consolidated Construction Joint Ventures At December 31, 2025, we were engaged in nine active CCJV projects. Our proportionate share of the equity in these joint ventures was between 50.0% and 70.0%. During the years ended December 31, 2025, 2024 and 2023, total revenue from CCJVs was $330.5 million, $349.5 million and $307.2 million, respectively. During the years ended December 31, 2025, 2024 and 2023, CCJVs provided $105.1 million, and used $69.8 million and $38.1 million of operating cash flows, respectively. As of December 31, 2025, our share of revenue remaining to be recognized on these CCJVs was $350.3 million and ranged from $0.5 million to $252.9 million by project. Unconsolidated Construction Joint Ventures As discussed in Note 1, where we have determined we are not the primary beneficiary of a joint venture but do exercise significant influence, we account for our share of the operations of unconsolidated construction joint ventures on a pro rata basis in revenue and cost of revenue in the consolidated statements of operations and in equity in construction joint ventures or accrued expenses and other current liabilities in the consolidated balance sheets. As of December 31, 2025, we were engaged in two active unconsolidated construction joint venture projects. Our proportionate share of the equity in these unconsolidated construction joint ventures ranged from 30.0% to 40.0%. As of December 31, 2025, our share of the revenue remaining to be recognized on these unconsolidated construction joint ventures was $3.8 million and ranged from $0.6 million to $3.2 million by project. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

The following is summary financial information related to unconsolidated construction joint ventures:

(in thousands)	December 31, 2025	December 31, 2024
Assets:		
Cash, cash equivalents and marketable securities	$ 118,207	$ 94,856
Other current assets[(1)]	547,968	599,625
Noncurrent assets	17,823	35,886
Less: partners' interest	485,296	498,872
Granite's interest[(1),(2)]	$ 198,702	$ 231,495
Liabilities:		
Current liabilities	$ 110,513	$ 151,655
Less: partners' interest and adjustments[(3)]	43,396	57,437
Granite's interest	$ 67,117	$ 94,218
Equity in construction joint ventures[(4)]	$ 131,585	$ 137,277

(1) Included in this balance and in accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2025 and 2024 was $34.3 million and $55.5 million, respectively, related to performance guarantees (see Note 13).

(2) Included in this balance as of December 31, 2025 and 2024 was $66.9 million and $66.9 million, respectively, related to Granite's share of estimated cost recovery of customer affirmative claims. In addition, this balance included $1.7 million related to Granite's share of estimated recovery of back charge claims as of December 31, 2024.

(3) Partners' interest and adjustments includes amounts to reconcile total net assets as reported by our partners to Granite's interest adjusted to reflect our accounting policies and estimates primarily related to contract forecast differences.

(4) Included in this balance and in accrued expenses and other current liabilities on our consolidated balance sheets was $3.1 million and $3.7 million as of December 31, 2025 and 2024, respectively, related to deficits in unconsolidated construction joint ventures which includes provisions for losses.

Years Ended December 31,	2025	2024	2023
(in thousands)			
Revenue			
Total	$ 40,019	$ 66,871	$ 66,738
Less: partners' interest and adjustments[(1)]	15,882	39,081	42,230
Granite's interest	$ 24,137	$ 27,790	$ 24,508
Cost of revenue			
Total	$ 57,173	$ 95,448	$ 95,448
Less: partners' interest and adjustments[(1)]	39,327	60,603	51,359
Granite's interest	$ 17,846	$ 34,845	$ 44,089
Granite's interest in gross profit (loss)	$ 6,291	$ (7,055)	$ (19,581)
Net Loss			
Total	$ (12,502)	$ (21,837)	$ (24,843)
Less: partners' interest and adjustments[(1)]	(20,124)	(16,735)	(6,226)
Granite's interest in net income (loss)[(2)]	$ 7,622	$ (5,102)	$ (18,617)

(1) Partners' interest and adjustments includes amounts to reconcile total revenue and total cost of revenue as reported by our partners to Granite's interest adjusted to reflect our accounting policies and estimates primarily related to contract forecast and/or actual differences.

(2) These joint ventures' net loss amounts exclude our corporate overhead required to manage the joint ventures and include taxes only to the extent the applicable states have joint venture level taxes.

Line Item Joint Ventures

As of December 31, 2025, we were engaged in one active line item joint venture construction project with a $5.7 million total contract value. During the years ended December 31, 2025, 2024 and 2023, our portion of revenue from line item joint ventures was immaterial, $7.4 million and $5.3 million, respectively.

2025 Annual Report | F-35

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

10. Investments in Affiliates

Our investments in affiliates balance is related to our investments in unconsolidated non-construction entities that we account for using the equity method of accounting, including investments in foreign affiliates, real estate ventures and an asphalt terminal entity.

The foreign affiliates in which we are invested are engaged in mineral drilling services and the manufacture and supply of drilling equipment, parts and supplies in Latin America. The real estate ventures were formed to accomplish specific real estate development projects in which our wholly owned subsidiary, Granite Land Company, participates with third-party partners. The asphalt terminal entity is a 50% interest in a limited liability company which owns and operates an asphalt terminal and operates an emulsion plant in Nevada.

We have determined that the real estate ventures are not consolidated because although they are VIEs, we are not the primary beneficiary. We have determined that the foreign affiliates and the asphalt terminal entity are not consolidated because they are not VIEs and we do not hold the majority voting interest. As such, these entities are accounted for using the equity method.

Our investments in affiliates balance consists of equity method investments in the following types of entities:

(in thousands)	December 31, 2025	December 31, 2024
Foreign	$ 75,838	$ 72,075
Real estate	4,120	4,552
Asphalt terminal	16,806	17,404
Total investments in affiliates	$ 96,764	$ 94,031

The following table provides summarized balance sheet information for our affiliates accounted for under the equity method on a combined basis:

(in thousands)	December 31, 2025	December 31, 2024
Current assets	$ 215,601	$ 205,235
Noncurrent assets	122,280	130,451
Total assets	$ 337,881	$ 335,686
Current liabilities	$ 73,005	$ 68,679
Long-term liabilities[1]	51,087	45,007
Total liabilities	$ 124,092	$ 113,686
Net assets	$ 213,789	$ 222,000
Granite's share of net assets	$ 96,764	$ 94,031

(1) This balance is primarily related to local bank debt for equipment purchases, working capital in our foreign affiliates and debt associated with our real estate investments.

Of the $337.9 million in total assets as of December 31, 2025, we had investments in two real estate ventures with total assets of $28.9 million and $11.3 million, our foreign affiliates had total assets of $261.2 million, and the asphalt terminal entity had total assets of $36.5 million. As of December 31, 2025 and 2024, all of the equity method investments in real estate ventures were in residential real estate in Texas and California. As of December 31, 2025, our percent ownership in the real estate ventures ranged from 10% to 25%. We have direct and indirect investments in our foreign affiliates, and our percent ownership in foreign affiliates ranged from 25% to 50% as of December 31, 2025.

F-36 | Granite Construction Incorporated

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

The following table provides summarized statements of operations information for our affiliates accounted for under the equity method on a combined basis (in thousands):

Years Ended December 31,	**2025**	**2024**	**2023**
(in thousands)			
Revenue	$ 392,219	$ 395,492	$ 476,361
Gross profit	$ 77,043	$ 94,618	$ 142,139
Income before taxes	$ 41,684	$ 58,080	$ 99,108
Net income	$ 31,822	$ 49,521	$ 86,124
Granite's interest in affiliates' net income	$ 14,958	$ 16,982	$ 25,748

11. Property and Equipment, net

The following table presents the major classes of assets and total accumulated depreciation and depletion:

(in thousands)	**December 31, 2025**	**December 31, 2024**
Equipment and vehicles	$ 1,466,624	$ 1,211,208
Quarry property	588,571	256,043
Land and land improvements	174,659	128,124
Buildings and leasehold improvements	121,165	115,147
Office furniture and equipment	84,145	75,078
Property and equipment	2,435,164	1,785,600
Less: accumulated depreciation and depletion	1,174,341	1,069,416
Property and equipment, net	$ 1,260,823	$ 716,184

The increase in property and equipment, net was primarily due to $563.7 million of acquired property and equipment related to the acquisitions of Warren Paving, Papich Construction and Cinderlite (see Note 2 for further information about acquisitions).

Depreciation and depletion expense primarily included in cost of revenue in our consolidated statements of operations was $147.3 million, $110.6 million and $89.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As discussed in Note 1, we have asset retirement obligations, which are liabilities associated with our legally required obligations to reclaim owned and leased quarry property and related facilities. As of December 31, 2025 and 2024, $9.5 million and $6.6 million, respectively, of our asset retirement obligations were included in accrued expenses and other current liabilities and $35.8 million and $37.8 million, respectively, were included in other long-term liabilities in the consolidated balance sheets. Of the amount included in other long-term liabilities as of December 31, 2025, $5.6 million is expected to be settled in 2027, $0.9 million in 2028, $5.0 million in 2029, $2.1 million in 2030 and the remaining $22.2 million is expected to be settled thereafter.

The following table summarizes the asset retirement obligation balances for the periods presented (in thousands):

Years Ended December 31,	**2025**	**2024**
Beginning balance	$ 44,402	$ 38,529
Acquisition additions	1,574	2,500
Revisions to estimates	(911)	3,996
Liabilities settled	(1,675)	(2,351)
Accretion	1,920	1,728
Ending balance	$ 45,310	$ 44,402

2025 Annual Report | F-37

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

12. Intangible Assets

Goodwill

The following table presents the goodwill balance by reportable segment:

(in thousands)	Construction	Materials	Total
Balance as of December 31, 2023	$ 130,569	$ 24,435	$ 155,004
Acquisitions[1]	4,400	55,400	59,800
Foreign currency and other adjustments	8	(347)	(339)
Balance as of December 31, 2024	134,977	79,488	214,465
Acquisitions[1]	66,595	119,421	186,016
Foreign currency and other adjustments	(61)	394	333
Balance as of December 31, 2025	$ 201,511	$ 199,303	$ 400,814

(1) See Note 2 for additional information on our recent acquisitions.

Identifiable Intangible Assets

The following table presents the net identifiable intangible assets:

	December 31, 2025			December 31, 2024		
(in thousands)	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
Customer relationships	$ 114,867	$ (10,656)	$ 104,211	$ 97,867	$ (5,424)	$ 92,443
Permits	60,559	(21,248)	39,311	32,559	(18,252)	14,307
Trademarks/trade name	36,900	(9,213)	27,687	27,200	(6,548)	20,652
Backlog	11,300	(3,324)	7,976	7,100	(6,731)	369
Indefinite lived assets	359	—	359	109	—	109
Favorable contracts	50	(46)	4	50	(44)	6
Total	$ 224,035	$ (44,487)	$ 179,548	$ 164,885	$ (36,999)	$ 127,886

The increase in the 2025 identifiable intangible assets balance was primarily related to the Warren Paving, Papich Construction and Cinderlite acquisitions (see Note 2) which contributed $66.0 million of identifiable intangible assets, including $28.0 million of permits and $17.0 million of customer relationship intangibles.

The net amortization expense related to identifiable intangible assets for each of the years ended December 31, 2025, 2024 and 2023 was $14.6 million, $14.1 million and $2.3 million, respectively, and was primarily included in cost of revenue in the consolidated statements of operations. Amortization expense based on the identifiable intangible assets balance at December 31, 2025 is expected to be $21.6 million in 2026, $13.2 million in 2027, $13.0 million in 2028-2030 and $105.7 million thereafter.

F-38 | Granite Construction Incorporated

2025 Annual Report F-39 13. Accrued Expenses and Other Current Liabilities (in thousands)   December 31, 2025    December 31, 2024  Payroll and related employee benefits $ 145,384 $ 119,510 Accrued insurance 84,470 80,797 Performance guarantees 34,273 55,488 Short-term lease liabilities 32,726 20,165 Other 51,326 47,996   Total $ 348,179 $ 323,956 Other includes deficits in unconsolidated construction joint ventures, dividends payable, taxes payable, interest payable, warranty reserves, asset retirement obligations, remediation reserves and other miscellaneous accruals, none of which are greater than 5% of total current liabilities at any of the presented dates. 14. Debt (in thousands)   December 31, 2025    December 31, 2024  3.25% Convertible Notes due 2030 $ 373,750 $ 373,750 3.75% Convertible Notes due 2028 373,750 373,750 Credit Agreement—Term Loan 600,000 — Credit Agreement—Revolver — — Debt issuance costs and other (8,371) (8,452)   Total debt $ 1,339,129 $ 739,048 Less: current maturities 375,896 1,109   Total long-term debt $ 963,233 $ 737,939 Credit Agreement On August 5, 2025, we entered into the Credit Agreement. The Credit Agreement consists of (1) a $600.0 million senior secured revolving credit facility (the “Revolver”), (2) a $600.0 million senior secured term loan (the “Initial Term Loan”) and (3) an additional $75.0 million senior secured term loan (the “Delayed Draw Term Loan” and together with the Initial Term Loan, the “Term Loans”). The Delayed Draw Term Loan may be borrowed from the closing date of the Credit Agreement until six months after the closing date (the “Term Loan Availability Period”), subject to voluntary termination by the Company of the Delayed Draw Term Loan commitments and termination of the Delayed Draw Term Loan commitments upon the occurrence of an Event of Default (as defined in the Credit Agreement) at the request of or with the consent of the required lenders. The Company borrowed $75.0 million under the Delayed Draw Term Loan on October 2, 2025. The Company repaid the amount outstanding under the Delayed Draw Term Loan on October 31, 2025. The Credit Agreement also includes an accordion feature that allows us to increase borrowings under the Revolver, request a new tranche of term loans, or issue one or more series of notes (whether issued in a public offering, Rule 144A or other private placement or purchase or otherwise) or loans or any bridge financing pursuant to financing documentation other than the Credit Agreement, or a combination thereof, in an amount not to exceed (1) the greater of (a) $535.0 million and (b) the amount equal to 100% of Consolidated EBITDA (as defined in the Credit Agreement), calculated on a pro forma basis, plus (2) unlimited additional amounts so long as on a pro forma basis after giving effect to the incurrence of additional indebtedness and after giving effect to all other appropriate pro forma adjustments, the ratio of consolidated funded secured indebtedness to Consolidated EBITDA (as defined in the Credit Agreement) does not exceed 1.25 to 1.0, in each case, subject to lender approval. The Credit Agreement includes a $150.0 million sublimit for letters of credit ($75.0 million for financial letters of credit) and a $20.0 million sublimit for swingline loans. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-40 Granite Construction Incorporated As of December 31, 2025, the total unused availability under the Revolver was $583.2 million, resulting from $16.8 million in issued and outstanding letters of credit and no amount drawn under the Revolver. The letters of credit had expiration dates between March 2026 and November 2026. We may borrow under the Credit Agreement, at our option, at either (a) term SOFR plus an applicable margin initially and through the delivery of the March 31, 2026 compliance certificate of 1.75% and then ranging from 1.25% to 2.0%, or (b) a base rate plus an applicable margin initially and through the delivery of the March 31, 2026 compliance certificate of 0.75% and then ranging from 0.25% to 1.0%. After delivery of the March 31, 2026 compliance certificate, the applicable margin will be based on our consolidated leverage ratio set forth on the most recent compliance certificate delivered quarterly. In addition, we have agreed to pay an unused commitment fee initially and through the delivery of the March 31, 2026 compliance certificate of 0.300% and then ranging from 0.175% to 0.350%, depending on our consolidated leverage ratio set forth on the most recent compliance certificate delivered quarterly. Further, during the Term Loan Availability Period, we agreed to pay a ticking fee ranging from 0.175% to 0.350%, depending on our consolidated leverage ratio, on the amount by which the commitment for Term Loans of $675.0 million exceeds the amount of outstanding Term Loans. The ticking fee was payable beginning on the 60th day after closing, during the Term Loan Availability Period and until the Delayed Draw Term Loan was made. The Term Loans and Revolver will mature on August 5, 2030. The Term Loans will amortize at 2.5% per year payable in quarterly installments beginning with the quarter ending December 31, 2026 through September 30, 2027 and increasing to 5.0% per year payable in quarterly installments until the maturity date. 3.25% Convertible Notes On June 11, 2024, we issued $373.8 million aggregate principal amount of our 3.25% Convertible Notes. The 3.25% Convertible Notes bear interest at a rate of 3.25% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2024. The 3.25% Convertible Notes mature on June 15, 2030, unless earlier converted, redeemed or repurchased. Prior to the close of business on the business day immediately preceding December 15, 2029, the 3.25% Convertible Notes will be convertible at the option of the holders only upon the occurrence of certain events and during certain periods. Thereafter, the 3.25% Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding their maturity date. The 3.25% Convertible Notes have an initial conversion rate of 12.8398 shares of our common stock per $1,000 principal amount of the 3.25% Convertible Notes, which is equivalent to an initial conversion price of approximately $77.88 per share of our common stock, subject to adjustment if certain events occur. Upon conversion, we will settle the principal amount of the 3.25% Convertible Notes in cash, and any conversion premium in excess of the principal amount in cash, shares of common stock, or a combination of cash and shares of common stock, at our election. As of December 31, 2025, one of the conditions permitting the holders of the 3.25% Convertible Notes to convert was met. Our common stock traded above 130% of the $77.88 conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on December 31, 2025 (the last trading day of the calendar quarter). The holders of the 3.25% Convertible Notes have the right to convert through March 31, 2026, at which point the Company will re-evaluate whether the 3.25% Convertible Notes will continue to be convertible in the subsequent calendar quarter. In the event the holders of the 3.25% Convertible Notes elect to convert a portion or all of their 3.25% Convertible Notes, the principal amount is required to be settled in cash. As a result, the $373.8 million principal amount has been classified as a current liability as of December 31, 2025 in the consolidated balance sheet. Any conversion premium will be satisfied with cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. Upon the occurrence of a “fundamental change” as defined in the indenture governing the 3.25% Convertible Notes, holders may require us to repurchase for cash all or any portion of their 3.25% Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 3.25% Convertible Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. If certain corporate events that constitute a “make-whole fundamental change” as set forth in the indenture governing the 3.25% Convertible Notes occur prior to the maturity date of the 3.25% Convertible Notes or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 3.25% Convertible Notes in connection with such event or notice of redemption. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-41 We will not be able to redeem the 3.25% Convertible Notes prior to June 21, 2027. On or after June 21, 2027, we will be able to redeem for cash all or any portion of the 3.25% Convertible Notes, at our option, if the last reported sale price of Granite’s common stock is equal to or greater than 130% of the conversion price for a specified period of time at a redemption price equal to 100% of the principal amount of the 3.25% Convertible Notes to be redeemed, plus accrued but unpaid interest to, but excluding, the redemption date. The indenture governing the 3.25% Convertible Notes contains customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, with respect to us or our significant subsidiaries, all outstanding 3.25% Convertible Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 3.25% Convertible Notes then outstanding may declare the 3.25% Convertible Notes due and payable immediately. 2024 Capped Call Transactions In June 2024, we entered into privately negotiated capped call transactions in connection with the offering of the 3.25% Convertible Notes (the “2024 capped call transactions”). The 2024 capped call transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of the 3.25% Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 3.25% Convertible Notes, as the case may be. However, when the market price per share of our common stock, as measured under the terms of the 2024 capped call transactions, exceeds the cap price of $119.82 of the 2024 capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such cash payments, in each case, to the extent that such market price exceeds the cap price of the 2024 capped call transactions. 3.75% Convertible Notes On May 11, 2023, we issued $373.8 million aggregate principal amount of our 3.75% Convertible Notes. The 3.75% Convertible Notes bear interest at a rate of 3.75% per annum payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2023 and mature on May 15, 2028, unless earlier converted, redeemed or repurchased. Prior to the close of business on the business day immediately preceding November 15, 2027, the 3.75% Convertible Notes will be convertible at the option of the holders only upon the occurrence of certain events and during certain periods. Thereafter, the 3.75% Convertible Notes will be convertible at the option of the holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate applicable to the 3.75% Convertible Notes is 21.6807 shares of Granite common stock per $1,000 principal amount of the 3.75% Convertible Notes, which is equivalent to an initial conversion price of approximately $46.12 per share of Granite common stock, subject to adjustment if certain events occur. Upon conversion, we will pay or deliver, as the case may be, cash, shares of Granite common stock or a combination of cash and shares of Granite common stock, at our election. In addition, upon the occurrence of a “fundamental change” as defined in the indenture governing the 3.75% Convertible Notes, holders may require us to repurchase for cash all or any portion of their 3.75% Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 3.75% Convertible Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. If certain corporate events that constitute a “make- whole fundamental change” as set forth in the indenture governing the 3.75% Convertible Notes occur prior to the maturity date of the 3.75% Convertible Notes or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 3.75% Convertible Notes in connection with such event or notice of redemption. We will not be able to redeem the 3.75% Convertible Notes prior to May 20, 2026. On or after May 20, 2026, we have the option to redeem for cash all or any portion of the 3.75% Convertible Notes if the last reported sale price of our common stock is equal to or greater than 130% of the conversion price for a specified period of time at a redemption price equal to 100% of the principal amount of the 3.75% Convertible Notes to be redeemed, plus any accrued but unpaid interest to, but excluding, the redemption date. The indenture governing the 3.75% Convertible Notes contains customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, with respect to us or our significant subsidiaries, all outstanding 3.75% Convertible Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the 3.75% Convertible Notes then outstanding may declare the 3.75% Convertible Notes due and payable immediately. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-42 Granite Construction Incorporated 2023 Capped Call Transactions In May 2023, we entered into capped call transactions (the “2023 capped call transactions”) in connection with the offering of the 3.75% Convertible Notes. The 2023 capped call transactions are expected generally to reduce the potential dilution to our common stock upon conversion of the 3.75% Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 3.75% Convertible Notes, as the case may be. However, when the market price per share of our common stock, as measured under the terms of the 2023 capped call transactions, exceeds the cap price of $79.83 of the 2023 capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such cash payments, in each case, to the extent that such market price exceeds the cap price of the 2023 capped call transactions. Real Estate Indebtedness Our unconsolidated investments in real estate ventures are subject to mortgage indebtedness. This indebtedness is non-recourse to Granite but is recourse to the real estate venture. The terms of this indebtedness are typically renegotiated to reflect the evolving nature of the real estate project as it progresses through acquisition, entitlement, development and leasing. Modification of these terms may include changes in loan-to-value ratios requiring the real estate venture to repay portions of the debt. The debt associated with our unconsolidated non-construction entities is disclosed in Note 10. Covenants and Events of Default Our Credit Agreement requires us to comply with various affirmative, restrictive and financial covenants, including the financial covenants described below. Our failure to comply with these covenants would constitute an event of default under the Credit Agreement. Additionally, the 3.25% Convertible Notes and 3.75% Convertible Notes are governed by the terms and conditions of their respective indentures. Our failure to pay principal, interest or other amounts when due or within the relevant grace period on our 3.25% Convertible Notes, our 3.75% Convertible Notes or our Credit Agreement would constitute an event of default under the 3.25% Convertible Notes indenture, the 3.75% Convertible Notes indenture or the Credit Agreement. A default under our Credit Agreement could result in (i) us no longer being entitled to borrow under such facility; (ii) the termination of such facility; (iii) the requirement that any letters of credit under such facility be cash collateralized; (iv) the acceleration of amounts owed under the Credit Agreement; and/or (v) the foreclosure on any collateral securing the obligations under such facility. A default under the 3.25% Convertible Notes indenture or the 3.75% Convertible Notes indenture could result in acceleration of the maturity of the notes. The financial covenants under the terms of our Credit Agreement require the maintenance of a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio. As of December 31, 2025, we were in compliance with all covenants contained in the Credit Agreement. We are not aware of any non-compliance by any of our unconsolidated real estate ventures with the covenants contained in their debt agreements. Debt Issuance Costs During the years ended December 31, 2025 and December 31, 2024, we capitalized $2.8 million and $10.5 million, respectively, in third party offering costs related to the issuance of the 3.25% Convertible Notes and the Term Loan. Capitalized issuance costs are amortized over the life of the related debt. During the years ended December 31, 2025, 2024 and 2023, we recorded $4.0 million, $3.9 million and $3.5 million, respectively, of amortization related to debt issuance costs. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

2025 Annual Report F-43 15. Leases We have leases for office and shop space, as well as for equipment primarily utilized in our construction projects. As of December 31, 2025, our lease contracts were primarily classified as operating leases and had terms ranging from month-to-month to 99 years. As of December 31, 2025 and 2024, right of use assets and long term lease liabilities were separately presented and short term lease liabilities of $32.7 million and $20.2 million, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets. As of December 31, 2025, we had no lease contracts that had not yet commenced but created significant rights and obligations. Lease expense was $35.6 million, $24.5 million, $21.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024 our weighted-average remaining lease term was 8.3 years and 8.4 years, respectively, and the weighted-average discount rate was 5.43% and 5.34%, respectively. As of December 31, 2025, the lease liability is equal to the present value of the remaining lease payments, discounted using the incremental borrowing rate on our secured debt, using one maturity discount rate that is updated quarterly, as it is not materially different than the discount rates applied to each of the leases in the portfolio. The following table summarizes the maturities of our undiscounted lease liabilities outstanding as of December 31, 2025 (in thousands): 2026   $ 42,662 2027   36,915 2028   30,794 2029   18,520 2030   12,799 Thereafter   73,568   Total future minimum lease payments   $ 215,258   Less: imputed interest   (56,799)    Total   $ 158,459 Royalties Excluded from the table above are minimum royalty requirements under all contracts, primarily related to quarry property, in effect at December 31, 2025 which are payable as follows: $2.1 million in 2026; $2.0 million in 2027; $1.9 million in 2028; $1.8 million in 2029; $1.9 million in 2030; and $23.2 million thereafter. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

F-44 Granite Construction Incorporated 16. Employee Benefit Plans Granite Construction Profit Sharing and 401(k) Plan The Granite Construction Profit Sharing and 401(k) Plan (the “401(k) Plan”) is a defined contribution plan covering all employees, except those employees covered by collective bargaining agreements, employees located in Guam, and certain employees of our CCJVs, LRC/MSG and D&B. Our 401(k) matching contributions can be up to 6% of an employee’s gross pay at the discretion of the Board of Directors. Our 401(k) matching contributions to the 401(k) Plan for the years ended December 31, 2025, 2024 and 2023 were $24.5 million, $20.0 million, and $18.6 million, respectively. Profit sharing contributions from us may be made to the 401(k) Plan in an amount determined by the Board of Directors. We made no profit sharing contributions during the years ended December 31, 2025, 2024 and 2023. Lehman-Roberts/Memphis Stone & Gravel 401(k) Retirement Plan The Lehman-Roberts Company sponsored a defined contribution plan for the benefit of its employees. Matching contributions to this plan were immaterial for the years ended December 31, 2025 and December 31, 2024, as well as the period between our acquisition of LRC/MSG (see Note 2) and December 31, 2023. This plan also covered the employees of D&B from the date of acquisition (see Note 2). In January 2026, this plan was merged with the 401(k) Plan. Non-Qualified Deferred Compensation Plan We offer a Non-Qualified Deferred Compensation Plan (“NQDC Plan”) to a select group of our highly compensated employees and non-employee directors. The NQDC Plan provides participants the opportunity to defer payment of certain compensation as defined in the NQDC Plan. Our NQDC Plan obligations are funded through a Rabbi Trust which was fully funded as of December 31, 2025. The assets held by the Rabbi Trust at December 31, 2025 and 2024 are substantially in the form of Company-owned life insurance and are included in other noncurrent assets in the consolidated balance sheets. As of December 31, 2025, there were 61 active participants in the NQDC Plan. NQDC Plan obligations were $31.6 million and $27.8 million as of December 31, 2025 and 2024, respectively, and were primarily included in other long-term liabilities in the consolidated balance sheets. In addition, we had supplemental retirement benefits of $3.4 million and $3.4 million in other long-term liabilities in the consolidated balance sheets as of December 31, 2025 and 2024, respectively. Our significant obligations related to the NQDC Plan are $3.8 million in 2026, $2.8 million in 2027, $2.9 million in 2028, $1.6 million in 2029, $1.7 million in 2030 and $18.8 million thereafter. Multi-employer Pension Plans As of December 31, 2025, four of our wholly-owned subsidiaries contribute to various multi-employer pension plans on behalf of union employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects: • Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. • If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. • If we chose to stop participating in some of the multi-employer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

The following table presents our participation in these plans (dollars in thousands):

Pension Trust Fund	Pension Plan Employer Identification Number	Pension Protection Act ("PPA") Certified Zone Status[(1)]		FIP/RP Status Pending/ Implemented[(2)]	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement[(3)]
		2025	2024		2025	2024	2023		
Pension Trust Fund for Operating Engineers	94-6090764	Green	Green	No	$ 11,836	$ 10,972	$ 10,434	No	3/31/2026 6/30/2026 9/30/2026 3/31/2027 6/30/2027 10/31/2027 10/31/2028 6/30/2029 2/14/2030
Locals 302 and 612 IUOE-Employers Construction Industry Retirement Plan	91-6028571	Green	Green	No	8,344	6,976	6,520	No	3/31/2026 5/31/2028
Operating Engineers Pension Trust Fund	95-6032478	Green	Green	No	5,062	5,759	5,357	No	6/30/2028
All other funds (49 as of December 31, 2025)					24,114	22,105	20,466		
				Total contributions:	$ 49,356	$ 45,811	$ 42,777		

(1) The most recent PPA zone status available in 2025 and 2024 is for the plan's year-end during 2024 and 2023, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

(2) The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented.

(3) Lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. Pension trust funds with a range of expiration dates have various collective bargaining agreements.

Based upon the most recently available annual reports, our contribution to each of the individually significant plans listed in the table above was less than 5% of each plan's total contributions. We currently have no intention of withdrawing from any of the multi-employer pension plans in which we participate that would result in a significant withdrawal liability. In addition, we do not have any significant future obligations or funding requirements related to these plans other than the ongoing contributions that are paid as hours are worked by plan participants.

17. Shareholders' Equity

Stock-based Compensation

On June 2, 2021, our stockholders approved the 2021 Equity Incentive Plan (the "2021 Plan"), which replaced the Amended and Restated 2012 Equity Incentive Plan (the "2012 Plan") and no further awards may be granted under the 2012 Plan. The 2021 Plan provides for the issuance of restricted stock, RSUs and stock options to eligible employees and to members of our Board of Directors. As of December 31, 2025, 546,506 shares are issuable if target performance is met pursuant to LTIP awards outstanding under the 2021 Plan (or 1,093,012 shares if maximum performance is met). During the years ended December 31, 2025, 2024 and 2023, we did not grant any stock options or restricted stock awards and as of December 31, 2025, there were no stock options or restricted stock awards outstanding.

2025 Annual Report | F-45

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

On June 5, 2024, our stockholders approved the 2024 Equity Incentive Plan (the "2024 Plan"), which replaced the 2021 Plan and no further awards may be made under the 2021 Plan. The 2024 Plan provides for the issuance of restricted stock, RSUs and stock options to eligible employees and to members of our Board of Directors. During the year ended December 31, 2025, we did not grant any stock options or restricted stock awards and as of December 31, 2025, there were no stock options or restricted stock awards outstanding. A total of 2,142,923 shares remained available for issuance under the 2024 Plan as of December 31, 2025.

Restricted Stock Units

RSUs are issued for compensatory purposes. RSU stock compensation cost is measured at our common stock's fair value based on the market price at the date of grant. We recognize stock compensation cost only for RSUs that we estimate will ultimately vest. We estimate the number of shares that will ultimately vest at each grant date based on our historical experience and adjust stock compensation cost based on changes in those estimates over time.

RSU stock compensation cost is recognized ratably over the shorter of the vesting period (generally ranging from immediate vesting to three years) or the period from grant date to the first date after the holder reaches age 62 and has completed certain specified years of service, when all RSUs become fully vested. Vesting of RSUs is not subject to any market or performance conditions and vesting provisions are at the discretion of the Compensation Committee. A recipient of RSUs may not sell or otherwise transfer unvested RSUs and, in the event a recipient's employment or board service is terminated prior to the end of the vesting period, any unvested RSUs are surrendered to us, subject to limited exceptions.

A summary of the changes in our RSUs during the years ended December 31, 2025, 2024 and 2023 is as follows (shares in thousands):

Years Ended December 31,	2025		2024		2023	
	RSUs	Weighted-Average Grant-Date Fair Value per RSU	RSUs	Weighted-Average Grant-Date Fair Value per RSU	RSUs	Weighted-Average Grant-Date Fair Value per RSU
Outstanding, beginning balance	546	$ 43.97	568	$ 37.05	568	$ 31.64
Granted	548	75.32	394	55.57	315	40.86
Vested	(572)	63.53	(399)	45.84	(289)	30.83
Forfeited	(19)	55.97	(16)	42.63	(27)	36.09
Outstanding, ending balance	504	$ 56.48	546	$ 43.97	568	$ 37.05

Compensation cost related to RSUs was $39.2 million ($29.0 million net of statutory tax rate), $19.6 million ($14.5 million net of statutory tax rate), and $10.5 million ($7.8 million net of statutory tax rate) for the years ended December 31, 2025, 2024 and 2023, respectively. The grant date fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $36.3 million, $18.3 million and $8.9 million, respectively. As of December 31, 2025, there was $11.6 million of unrecognized compensation cost related to RSUs which will be recognized over a remaining weighted-average period of 1.4 years.

401(k) Plan

As of December 31, 2025, the 401(k) Plan owned 563,047 shares of our common stock. Dividends on shares held by the 401(k) Plan are charged to retained earnings and all shares held by the 401(k) Plan are treated as outstanding in computing our earnings per share.

Share Repurchase Program

As announced on February 3, 2022, on February 1, 2022, the Board of Directors authorized us to purchase up to $300.0 million of our common stock at management's discretion. During the years ended December 31, 2025 and 2024, we repurchased 300,200 shares for $31.9 million and 524,800 shares for $42.0 million, respectively, under this authorization. As of December 31, 2025, $157.6 million of the authorization remained available. The specific timing and amount of any future repurchases will vary based on market conditions, securities law limitations and other factors.

F-46 | Granite Construction Incorporated

2025 Annual Report F-47 18. Weighted Average Shares Outstanding and Net Income Per Share The following table presents a reconciliation of net income and the weighted average shares of common stock used in calculating basic and diluted net income per share as well as the calculation of basic and diluted net income per share (in thousands, except per share data): Years Ended December 31,     2025      2024      2023  Numerator                         Net income attributable to common shareholders for basic earnings per share   $193,003 $126,346 $ 43,599 Add: Interest expense, net of tax, related to Convertible Notes(1)   12,222 11,472 7,622   Net income attributable to common shareholders for diluted earnings per share   $205,225 $137,818 $ 51,221 Denominator   Weighted average common shares outstanding, basic   43,649 43,846 43,879 Add: Dilutive effect of RSUs 536 565 583 Add: Dilutive effect of Convertible Notes(1)   8,947 8,103 8,103   Weighted average common shares outstanding, diluted   53,132 52,514 52,565    Net income per share, basic   $ 4.42 $ 2.88 $ 0.99    Net income per share, diluted   $ 3.86 $ 2.62 $ 0.97 (1)  The dilutive effect of the convertible notes was determined using the if-converted method. As the 3.75% Convertible Notes will be convertible into cash, shares of our common stock or a combination thereof at our election, the 3.75% Convertible Notes are assumed to be converted into common stock at the beginning of the reporting period, and the resulting shares are included in the denominator of the calculation. In addition, interest charges, net of any income tax effects are added back to the numerator of the calculation. For the 3.25% Convertible Notes, we are required to settle the principal amount in cash and any conversion premium in excess of the principal amount in cash, shares of common stock, or a combination of cash and shares of common stock, at our election. As such, the 3.25% Convertible Notes only have an impact on diluted earnings per share when the average share price of our common stock exceeds the conversion price. The 2.75% Convertible Notes were convertible into cash, shares of our common stock or a combination thereof at our election. The shares associated with the 2.75% Convertible Notes were not included in our calculation of diluted net income per share for the year ended December 31, 2023 because their effect would have been anti-dilutive. In connection with the issuance of the 3.25% Convertible Notes and 3.75% Convertible Notes, we entered into the 2024 capped call transactions and 2023 capped call transactions, respectively, which were not included for purposes of calculating the number of diluted shares outstanding, as their effect would have been anti-dilutive. 19. Income Taxes The following is a summary of income before income taxes (in thousands): Years Ended December 31,   2025    2024    2023  Domestic   $ 275,706 $ 195,059 $ 92,552 Foreign and U.S. territories   13,121   1,133   (32,698)   Total income before income taxes   $ 288,827 $ 196,192 $ 59,854 GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

The following is a summary of the provision for income taxes (in thousands):

Years Ended December 31,	2025	2024	2023
Federal:			
Current	$ 27,092	$ 29,754	$ 1,579
Deferred	23,999	11,803	23,331
Total federal	51,091	41,557	24,910
State:			
Current	15,274	10,612	3,565
Deferred	198	2,363	1,362
Total state	15,472	12,975	4,927
Foreign and U.S. territories:			
Current	2,309	1,824	(1,432)
Deferred	(396)	(607)	1,862
Total foreign and U.S. territories	1,913	1,217	430
Total provision for income taxes	$ 68,476	$ 55,749	$ 30,267

The following is a reconciliation of our provision for income taxes based on the Federal statutory tax rate to our effective tax rate (dollars in thousands):

Years Ended December 31,	2025[1]		2024[2]		2023[2]	
U.S. Federal Statutory Tax Rate	$ 60,654	21.0%	$ 41,200	21.0%	$ 12,569	21.0%
State and Local income Tax, Net of Federal (National) Income Tax Effect[3]	12,264	4.3	10,746	5.5	4,180	7.0
Foreign and U.S. territories Tax Effects:						
Mexico:						
Nondeductible goodwill	—	—	—	—	4,987	8.3
Change in valuation allowances	587	0.2	1,666	0.8	2,807	4.7
Other items	(351)	(0.1)	(743)	(0.4)	(541)	(0.9)
All other foreign jurisdictions	(168)	(0.1)	396	0.2	1,444	2.4
Effect of Cross-Border Tax Laws	13	—	579	0.3	(134)	(0.2)
Tax Credits	—	—	(847)	(0.4)	297	0.5
Nontaxable or Nondeductible Items:						
Debt extinguishment costs	—	—	5,537	2.8	10,360	17.3
Equity earnings of subsidiaries	(2,863)	(1.0)	(2,490)	(1.3)	(3,419)	(5.7)
Noncontrolling interest	(4,765)	(1.6)	(2,465)	(1.3)	2,651	4.4
Executive compensation	3,515	1.2	2,314	1.2	790	1.3
Nondeductible meals and entertainment	1,745	0.6	1,391	0.7	1,072	1.8
Percentage depletion deduction	(1,437)	(0.5)	(1,304)	(0.7)	(1,119)	(1.9)
Nondeductible goodwill	—	—	—	—	(4,248)	(7.1)
Other items	(817)	(0.3)	(136)	—	(1,201)	(1.9)
Changes in Unrecognized Tax Benefits	99	—	(95)	—	(228)	(0.4)
Total	$ 68,476	23.7%	$ 55,749	28.4%	$ 30,267	50.6%

(1) The variance from the U.S. federal statutory tax rate in 2025 is due primarily to the expense of state and local income taxes partially offset by the tax benefit of adjusting for noncontrolling interest.

(2) The prior years in the above table have been recast to meet the requirements of ASU 2023-09, which we retrospectively adopted (see Note 1 for additional details).

(3) In each year presented, California makes up greater than 50% of State and Local Income Tax, Net of Federal (National) Income Tax Effect.

F-48 | Granite Construction Incorporated

2025 Annual Report F-49 The following is a summary of the deferred tax assets and liabilities: (in thousands) December 31, 2025 December 31, 2024 Deferred tax assets:   Receivables $ 2,170 $ 1,270   Insurance 14,563 15,307   Deferred compensation 13,647 11,884   Convertible debt - capped call amortization 15,009 19,852   Accrued compensation 6,198 5,048   Other accrued liabilities 3,834 2,073   Contract income recognition 12,308 16,822   Lease liabilities 38,521 19,678   Net operating loss carryforwards 28,134 29,182   Valuation allowance (24,389) (23,450)   Other 5,119 4,199    Total deferred tax assets 115,114 101,865 Deferred tax liabilities:   Property and equipment 187,075 78,553   Intangibles 31,406 18,355   Right of use assets 38,122 18,831    Total deferred tax liabilities 256,603 115,739     Net deferred tax liability $ (141,489) $ (13,874) The following is a summary of the net operating loss carryforwards at December 31, 2025: (in thousands) Expiration Gross Carryforward Tax Effected Carryforward Federal net operating loss carryforwards N/A $ 3,376 $ 709 State net operating loss carryforwards 2026-2045 $253,397 11,095 Foreign tax loss carryforwards 2026-2045 $ 55,818 16,330   Total net operating loss carryforwards $ 28,134 The federal, state and foreign net operating loss carryforwards above include unrecognized tax benefits taken in prior years and the net operating loss carryforward deferred tax asset is presented net of these unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. The federal and state net operating losses acquired during the Layne Christensen Company acquisition in 2018 are subject to Internal Revenue Code Section 382 limitations and may be limited in future periods and a portion may expire unused. As we expect to use the federal net operating loss carryforwards prior to expiration we believe that it is more likely than not that these deferred tax assets will be realized and no valuation allowance was deemed necessary. We have provided a valuation allowance on the net operating loss deferred tax asset or the net deferred tax assets for certain foreign, state and local jurisdictions because we do not believe it is more likely than not that they will be realized. The following is a summary of the change in valuation allowance: (in thousands) December 31, 2025 December 31, 2024 Beginning balance $ 23,450 $ 24,569 Additions (deductions), net 939 (1,119)   Ending balance $ 24,389 $ 23,450 GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

The change in the valuation allowance in 2025 is mainly due to losses incurred by our foreign operations which we do not believe are more likely than not to be used in future years.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries and affiliates. There are generally no federal income taxes on dividends from foreign subsidiaries therefore we would only be subject to other taxes, such as withholding and local taxes, upon distribution of these earnings. We have $56.0 million of accumulated undistributed earnings that we consider indefinitely reinvested as of December 31, 2025. It is not practicable to determine the amount of taxes that would be payable upon remittance of these earnings. Deferred foreign withholding taxes have been provided on undistributed earnings of certain foreign subsidiaries and foreign affiliates where the earnings are not considered to be invested indefinitely.

Uncertain tax positions

We file income tax returns in the U.S. and various state and local jurisdictions.We are no longer subject to U.S. federal examinations by tax authorities for years before 2022. With few exceptions, as of December 31, 2025, we are no longer subject to state examinations by taxing authorities for years before 2018.

We file income tax returns in foreign jurisdictions where we operate. The returns are subject to examination which may be ongoing at any point in time and tax liabilities are recorded based on estimates of additional taxes which will be due upon settlement of those examinations. The tax years subject to examination by foreign tax authorities vary by jurisdiction, but generally we are no longer subject to examinations by taxing authorities for years before 2016.

We had approximately $22.5 million and $22.4 million of total gross unrecognized tax benefits as of December 31, 2025 and 2024, respectively. There were approximately $5.3 million and $5.2 million of unrecognized tax benefits that would affect the effective tax rate in any future period at December 31, 2025 and 2024, respectively.

The following is a tabular reconciliation of unrecognized tax benefits (in thousands). The balances in the reconciliation are the gross amounts before considering reductions related to available net operating losses. The balance of unrecognized tax benefits net of available net operating losses is included in other long-term liabilities and accrued expenses and other current liabilities in the consolidated balance sheets:

December 31,	2025	2024	2023
Beginning balance	$ 22,359	$ 22,591	$ 22,756
Gross increases—prior period tax positions	99	—	77
Gross decreases—prior period tax positions	—	(162)	—
Settlements with taxing authorities/lapse of statute of limitations	(2)	(70)	(242)
Ending balance	$ 22,456	$ 22,359	$ 22,591

There were no gross increases or decreases associated with current period tax positions for any of the periods presented.

20. Contingencies—Legal Proceedings

Liabilities relating to legal proceedings and government inquiries, to the extent that we have concluded such liabilities are probable and the amounts of such liabilities are reasonably estimable, are recorded in the consolidated balance sheets. It is possible that future developments in our legal proceedings and inquiries could require us to (i) adjust or reverse existing accruals, or (ii) record new accruals that we did not originally believe to be probable or that could not be reasonably estimated. Such changes could be material to our financial condition, results of operations and/or cash flows in any particular reporting period. In addition, disclosure is required when a material loss is probable but not reasonably estimable, a material loss is reasonably possible but not probable, or when it is reasonably possible that the amount of a loss will exceed the amount recorded.

The total liabilities for legal proceedings were immaterial as of December 31, 2025 and 2024. The total range of possible loss related to (i) matters considered reasonably possible, and (ii) reasonably possible amounts in excess of accrued losses recorded for probable loss contingencies, including those related to liquidated damages, could have a material impact on our consolidated financial statements if they become probable and the reasonably estimable amount is determined.

F-50 | Granite Construction Incorporated

2025 Annual Report F-51 Ordinary Course Legal Proceedings In the ordinary course of business, we and our affiliates are involved in various legal proceedings alleging, among other things, liability issues or breach of contract or tortious conduct in connection with the performance of services and/or materials provided, the various outcomes of which often cannot be predicted with certainty. For information on our accounting policies regarding affirmative claims and back charges that we are party to in the ordinary course of business, see Note 1. We and our affiliates are also subject to government inquiries in the ordinary course of business seeking information concerning our compliance with government construction contracting requirements and various laws and regulations, the outcomes which often cannot be predicted with certainty. Some of the matters in which we or our joint ventures and affiliates are involved may involve compensatory, punitive, or other claims or sanctions that, if granted, could require us to pay damages or make other expenditures in amounts that are not probable to be incurred or cannot currently be reasonably estimated. In addition, in some circumstances our government contracts could be terminated, we could be suspended, debarred or incur other administrative penalties or sanctions, or payment of our costs could be disallowed. While any of our pending legal proceedings may be subject to early resolution as a result of our ongoing efforts to resolve the proceedings, whether or when any legal proceeding will be resolved is neither predictable nor guaranteed. 21. Reportable Segment Information We manage our operations under two reportable segments, Construction and Materials, which are distinguished by differences in business activities. Our reportable segments are the same as our operating segments and correspond with how our chief operating decision maker, or decision-making group (our “CODM”) regularly reviews financial information to allocate resources and assess performance. We identified our CODM as our Chief Executive Officer (“CEO”). We previously identified our CODM as our CEO and Chief Operating Officer (“COO”). Following our COO’s retirement on July 4, 2025, our CEO assumed sole responsibility as the CODM. This change did not impact our reportable segments. The Construction segment focuses on construction and rehabilitation of roads, pavement preservation, bridges, rail lines, airports, marine ports, dams, reservoirs, aqueducts, infrastructure and site development for use by the general public and water-related construction for municipal agencies, commercial water suppliers, industrial facilities and energy companies. It also provides construction of various complex projects including infrastructure / site development, mining, public safety, tunnel, solar, battery storage and other power-related projects. The Materials segment focuses on production of aggregates, asphalt concrete, liquid asphalt and recycled materials production for internal use in our construction projects and for sale to third parties. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1). Our CODM evaluates segment performance and makes business decisions based on operating income, which excludes non-operating income or expense. Segment assets include property and equipment, intangibles, goodwill, inventory and equity in construction joint ventures. GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

GRANITE CONSTRUCTION INCORPORATED
Notes to the Consolidated Financial Statements (Continued)

Summarized segment information is as follows (in thousands):

Years Ended December 31,	Construction	Materials	Total
2025			
Total revenue from reportable segments	$ 3,654,880	$ 1,044,727	$ 4,699,607
Elimination of intersegment revenue	—	(275,228)	(275,228)
Revenue	3,654,880	769,499	4,424,379
Cost of revenue	3,080,702	632,461	3,713,163
Gross profit	574,178	137,038	711,216
Selling, general and administrative expenses	223,910	41,885	265,795
Gain on sales of property and equipment, net	(6,474)	(13,935)	(20,409)
Operating income from reportable segments	$ 356,742	$ 109,088	$ 465,830
Depreciation, depletion and amortization	$ 86,508	$ 69,012	$ 155,520
Segment assets as of period end	$ 702,445	$ 1,386,539	$ 2,088,984
2024			
Total revenue from reportable segments	$ 3,415,225	$ 839,176	$ 4,254,401
Elimination of intersegment revenue	—	(246,827)	(246,827)
Revenue	3,415,225	592,349	4,007,574
Cost of revenue	2,924,223	510,654	3,434,877
Gross profit	491,002	81,695	572,697
Selling, general and administrative expenses	189,078	29,205	218,283
Gain on sales of property and equipment, net	(9,206)	(835)	(10,041)
Operating income from reportable segments	$ 311,130	$ 53,325	$ 364,455
Depreciation, depletion and amortization	$ 71,634	$ 45,036	$ 116,670
Segment assets as of period end	$ 603,913	$ 673,444	$ 1,277,357
2023			
Total revenue from reportable segments	$ 2,992,254	$ 717,369	$ 3,709,623
Elimination of intersegment revenue	—	(200,485)	(200,485)
Revenue	2,992,254	516,884	3,509,138
Cost of revenue	2,667,199	445,540	3,112,739
Gross profit	325,055	71,344	396,399
Selling, general and administrative expenses	177,040	12,730	189,770
Gain on sales of property and equipment, net	(24,913)	(3,274)	(28,187)
Operating income from reportable segments	$ 172,928	$ 61,888	$ 234,816
Depreciation, depletion and amortization	$ 43,828	$ 29,718	$ 73,546

As of December 31, 2025 and 2024, segment assets included $23.5 million and $18.8 million, respectively, of property and equipment located in foreign countries (primarily Canada). During the years ended December 31, 2025, 2024 and 2023 less than 5% of our revenue was derived from foreign operations.

F-52 | Granite Construction Incorporated

2025 Annual Report F-53 A reconciliation of operating income from reportable segments to consolidated income before income taxes is as follows (in thousands): Years Ended December 31, 2025 2024 2023 Total operating income from reportable segments $ 465,830 $ 364,455 $ 234,816 Corporate selling, general and administrative expenses 141,766 115,879 104,696 Corporate (gain) loss on sales of property and equipment, net 202 1,277 (159) Other costs, net 41,416 39,936 50,217   Total operating income 282,446 207,363 80,062 Total other (income) expense, net (6,381) 11,171 20,208   Income before income taxes $ 288,827 $ 196,192 $ 59,854 A reconciliation of segment assets to consolidated total assets is as follows: (in thousands) December 31, 2025 December 31, 2024 Total assets for reportable segments $ 2,088,984 $ 1,277,357 Assets not allocated to segments:   Cash and cash equivalents 529,220 578,330   Receivables, net 630,392 511,742   Other current assets, excluding segment assets 303,799 369,804   Property and equipment, net, excluding segment assets 30,000 30,654   Marketable securities 120,555 7,311   Investments in affiliates 96,764 94,031   Right of use assets 152,678 89,791   Other noncurrent assets 78,001 66,635    Consolidated total assets $ 4,030,393 $ 3,025,655 GRANITE CONSTRUCTION INCORPORATED Notes to the Consolidated Financial Statements (Continued)

Granite Construction Incorporated GRANITE CONSTRUCTION INCORPORATED Non-GAAP Financial Information The tables below contain financial information calculated other than in accordance with U.S. generally accepted accounting principles (“GAAP”). Specifically, management believes that non-GAAP financial measures such as EBITDA and EBITDA margin are useful in evaluating operating performance and are regularly used by securities analysts, institutional investors and other interested parties, and that such supplemental measures facilitate comparisons between companies that have different capital and financing structures and/or tax rates. We are also providing adjusted EBITDA and adjusted EBITDA margin, non-GAAP measures, to indicate the impact of stock-based compensation expense, loss on debt extinguishment in 2024 and 2023 and other costs, net, which include legal fees for the defense of a former company officer in his civil litigation with the Securities and Exchange Commission, reorganization costs, strategic acquisition and integration expenses, non-cash impairment charges in 2024 and 2023, and, in 2023, a litigation charge. We also provide Materials segment cash gross profit, Materials segment cash gross profit and cash gross profit per ton by product line and the related margins to exclude the impact of the segment’s and product line’s depreciation, depletion and amortization from the segment’s and product line’s gross profit. To better illustrate the operational performance generated by the assets of the Materials segment, and its product lines, our calculation adds back all depreciation, depletion and amortization to the Materials segment and its product lines and does not eliminate any in consolidation. In addition, we exclude barge delivery revenue from our calculation of average selling price per ton to improve comparability with prior periods. The acquisition of Warren Paving introduced barge delivery revenue starting in the third quarter of 2025. We also provide total product line revenue which includes internal revenue. Management believes that non-GAAP financial measures such as Materials segment cash gross profit and Materials segment cash gross profit by product line and the related margins, cash gross profit per ton and average selling price per ton are useful in evaluating operating performance and are regularly used by securities analysts, institutional investors and other interested parties, and that such supplemental measures facilitate comparisons to prior periods and between companies that have different capital and financing structures. Management believes that these additional non-GAAP financial measures facilitate comparisons between industry peer companies, and management uses these non-GAAP financial measures in evaluating performance. However, the reader is cautioned that any non-GAAP financial measures provided by us are provided in addition to, and not as alternatives for, our reported results prepared in accordance with GAAP. Items that may have a significant impact on our financial position, results of operations and cash flows must be considered when assessing our actual financial condition and performance regardless of whether these items are included in non-GAAP financial measures. The methods used by us to calculate non-GAAP financial measures may differ significantly from methods used by other companies to compute similar measures. As a result, any non-GAAP financial measures provided by us may not be comparable to similar measures provided by other companies.

GRANITE CONSTRUCTION INCORPORATED EBITDA AND ADJUSTED EBITDA[1]

(Unaudited - dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
EBITDA:			
Net income attributable to Granite	$ 193,003	$ 126,346	$ 43,599
Net income margin[2]	4.4%	3.2%	1.2%
Depreciation, depletion and amortization expense[3]	164,677	127,721	92,866
Provision for income taxes	68,476	55,749	30,267
Interest expense, net	20,345	4,839	924
EBITDA[1]	$ 446,501	$ 314,655	$ 167,656
EBITDA margin[1][2]	10.1%	7.9%	4.8%
ADJUSTED EBITDA:			
Other costs, net	$ 41,416	$ 39,936	$ 50,217
Stock-based compensation	39,150	19,595	10,477
Loss on debt extinguishment	—	27,552	51,052
Adjusted EBITDA[1]	$ 527,067	$ 401,738	$ 279,402
Adjusted EBITDA margin[1][2]	11.9%	10.0%	8.0%

(1) We define EBITDA as GAAP net income attributable to Granite, adjusted for net interest expense, taxes, depreciation, depletion and amortization. Adjusted EBITDA and adjusted EBITDA margin exclude the impact of other costs, net, stock-based compensation and loss on debt extinguishment as described above.

(2) Represents net income, EBITDA and adjusted EBITDA divided by consolidated revenue of $4.4 billion, $4.0 billion and $3.5 billion for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

(3) Amount includes the sum of depreciation, depletion and amortization which are classified as cost of revenue and selling, general and administrative expenses in the consolidated statements of operations.

GRANITE CONSTRUCTION INCORPORATED MATERIALS SEGMENT PRODUCT LINE INFORMATION

(Unaudited - in thousands, except per ton data)	Materials Product Line[1]			
Year Ended December 31, 2025	**Aggregate**	**Asphalt**	**Other and Eliminations[2]**	**Total Materials Segment**
External revenue	$ 308,781	$ 458,836	$ 1,882	$ 769,499
Internal revenue[3]	171,493	237,848	(409,341)	—
Total Revenue	$ 480,274	$ 696,684	$ (407,459)	$ 769,499
Sales tons	24,629	8,450		
Average selling price per ton[4]	$ 17.63	$ 82.45		
Gross profit	$ 76,988	$ 112,046	$ (51,996)	$ 137,038
Gross profit as a % of revenue	*16.0%*	*16.1%*	*NM*	*17.8%*
Depreciation, depletion and amortization	47,875	16,897	364	65,136
Cash gross profit	$ 124,863	$ 128,943	$ (51,632)	$ 202,174
Cash gross profit as a % of revenue	*26.0%*	*18.5%*	*NM*	*26.3%*
Cash gross profit per ton	$ 5.07	$ 15.26		

2025 Annual Report

GRANITE CONSTRUCTION INCORPORATED MATERIALS SEGMENT PRODUCT LINE INFORMATION (Continued)

(Unaudited - in thousands, except per ton data)	Materials Product Line[1]			
Year Ended December 31, 2024	**Aggregate**	**Asphalt**	**Other and Eliminations[2]**	**Total Materials Segment**
External revenue	$ 196,232	$ 395,798	$ 319	$ 592,349
Internal revenue[3]	127,849	195,718	(323,567)	—
Total Revenue	$ 324,081	$ 591,516	$ (323,248)	$ 592,349
Sales tons	20,284	7,456		
Average selling price per ton[4]	$ 15.98	$ 79.33		
Gross profit	$ 52,274	$ 79,433	$ (50,012)	$ 81,695
Gross profit as a % of revenue	*16.1%*	*13.4%*	*NM*	*13.8%*
Depreciation, depletion and amortization	30,760	14,024	307	45,091
Cash gross profit	$ 83,034	$ 93,457	$ (49,705)	$ 126,786
Cash gross profit as a % of revenue	*25.6%*	*15.8%*	*NM*	*21.4%*
Cash gross profit per ton	$ 4.09	$ 12.53		

(Unaudited - in thousands, except per ton data)	Materials Product Line[1]			
Year Ended December 31, 2023	**Aggregate**	**Asphalt**	**Other and Eliminations[2]**	**Total Materials Segment**
External revenue	$ 176,564	$ 339,608	$ 712	$ 516,884
Internal revenue[3]	116,376	153,010	(269,386)	—
Total Revenue	$ 292,940	$ 492,618	$ (268,674)	$ 516,884
Sales tons	19,696	6,412		
Average selling price per ton	$ 14.87	$ 76.83		
Gross profit	$ 39,663	$ 62,753	$ (31,072)	$ 71,344
Gross profit as a % of revenue	*13.5%*	*12.7%*	*NM*	*13.8%*
Depreciation, depletion and amortization	19,129	7,235	402	26,766
Cash gross profit	$ 58,792	$ 69,988	$ (30,670)	$ 98,110
Cash gross profit as a % of revenue	*20.1%*	*14.2%*	*NM*	*19.0%*
Cash gross profit per ton	$ 2.98	$ 10.92		

NM - not meaningful

(1) The Aggregate product line includes aggregates, barge delivery and recycled materials. The Asphalt product line includes asphalt concrete and liquid asphalt. External revenue includes freight and delivery costs that we pass along to our customers.

(2) Represents our other product line which is comprised of immaterial amounts of products and services that are not considered core product lines, as well as eliminations of interproduct and intersegment transactions.

(3) Includes both intersegment and interproduct revenues. Intersegment revenues for the years ended December 31, 2025, 2024 and 2023, were $275.2 million, $246.8 million and $200.5 million, respectively.

(4) Aggregate average selling price per ton for the year ended December 31, 2025 was calculated by dividing total aggregate revenue of $480.3 million, less $46.1 million of revenues associated with barge delivery, or $434.2 million, by sales tons for the period. There was no adjustment in the years ended December 31, 2024 or 2023.

Granite Construction Incorporated

BOARD OF DIRECTORS Michael F. McNally Chair of the Board Retired President and Chief Executive Officer Skanska USA Incorporated Kyle T. Larkin President and Chief Executive Officer Granite Construction Incorporated Louis E. Caldera Former Secretary of the Army Department of Defense Molly C. Campbell Infrastructure Advisor Former Director of the Port of New York and New Jersey Carlos M. Hernandez Retired Chief Executive Officer Fluor Corporation Alan P. Krusi Retired President, Strategic Development AECOM Technology Corporation Celeste B. Mastin President and Chief Executive Officer H.B. Fuller Company Laura M. Mullen Retired Partner KPMG LLP J. Timothy Romer Partner and Member, Investment Committee Foundation Credit ANNUAL MEETING OF SHAREHOLDERS Granite’s Annual Meeting of Shareholders will be held virtually at 10:30 a.m. PT on Thursday, June 4, 2026. Proxy materials are available on our website at investor.graniteconstruction.com or upon written request to: Investor Relations Granite Construction Incorporated Box 50085 Watsonville, CA 95077-5085 OFFICERS Kyle T. Larkin President and Chief Executive Officer Staci M. Woolsey Executive Vice President and Chief Financial Officer Timothy W. Gruber Executive Vice President and Chief Human Resources Officer M. Craig Hall Executive Vice President and Chief Legal Officer, Corporate Compliance Officer, and Secretary Andrew C. Brock Senior Vice President, Strategy and Corporate Development Brian R. Dowd Senior Vice President, Construction Bradly J. Estes Senior Vice President, Materials Malcolm Jack Senior Vice President, Chief Technology Officer Michael G. Tatusko Senior Vice President, Construction Bradley J. Williams Senior Vice President, Construction Michael W. Barker Vice President, Investor Relations Nicholas B. Blackburn Vice President, Tax Xin Gu Vice President, Treasurer Nicole E. Prettol Vice President, Corporate Controller ELECTRONIC DEPOSIT OF DIVIDENDS Registered holders may have their quarterly dividends deposited to their checking or savings account free of charge. Call Computershare at (877) 520-8549 for U.S. residents, or (781) 575-2879 for non-U.S. residents to enroll. FORM 10-K A copy of the company’s Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available free of charge on our website or upon written request to: Investor Relations Granite Construction Incorporated Box 50085 Watsonville, CA 95077-5085 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PricewaterhouseCoopers LLP 1000 Louisiana Street, Suite 5800 Houston, TX 77002 REGISTRAR AND TRANSFER AGENT Computershare 150 Royall Street, Suite 101 Canton, MA 02021 Call Computershare at (877) 520-8549 for U.S. residents, or (781) 575-2879 for non-U.S. residents. SHAREHOLDER INQUIRIES Michael W. Barker Vice President, Investor Relations Mike.Barker@gcinc.com CERTIFICATIONS Granite’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have each submitted certifications concerning the accuracy of financial and other information in Granite’s Annual Report on Form 10-K as required by Section 302(a) of the Sarbanes- Oxley Act of 2002. After our 2026 Annual Meeting of Shareholders, we intend to file with the New York Stock Exchange (NYSE) the CEO certification regarding our compliance with the NYSE’s corporate governance listing standards as required by NYSE Rule 303A.12(a). Last year’s certification was approved on June 10, 2025.

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